As filed with the Securities and Exchange Commission on September 6, 2016

Registration No. 333-213322

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROTEOSTASIS THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-8436652
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

(617) 225-0096

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Meenu Chhabra

President and Chief Executive Officer

Proteostasis Therapeutics, Inc.

200 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

(617) 225-0096

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. John M. Mutkoski, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Meenu Chhabra Chief Executive Officer Proteostasis Therapeutics, Inc. 200 Technology Square, 4th Floor Cambridge, Massachusetts 02139 (617) 225-0096	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02188 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	4,887,500	$15.24	$74,485,500	$7,500.69

(1)	Includes 637,500 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $6,042 in connection with previous filings of the registration statement. In accordance with Rule 457(a), an additional registration fee of $1,458.69 is being paid with this amendment to the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 6, 2016

PROSPECTUS

4,250,000 Shares

Common Stock

We are offering 4,250,000 shares of our common stock.

Our common stock is listed on The NASDAQ Global Market under the symbol “PTI.” The last reported sale price of our common stock on September 1, 2016 was $15.10 per share.

We are an “emerging growth company” under federal securities laws and, as such, are subject to reduced public company disclosure standards for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus to read about the factors you should consider before buying shares of our common stock.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 637,500 shares of common stock from us at the offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

Certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to such stockholders, and such stockholders may determine to purchase more, less or no shares in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors against payment on or about                     , 2016.

Leerink Partners	RBC Capital Markets

H.C. Wainwright & Co.	Baird

The date of this prospectus is                     , 2016

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We take no responsibility for, and can provide no assurance, as to the reliability of any other information that others may give you. We and the underwriters are offering to sell and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 12, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 61 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Overview

We are an innovative biopharmaceutical company committed to the discovery and development of novel therapeutics that treat diseases caused by an imbalance in the proteostasis network, a set of pathways that control protein biosynthesis, folding, trafficking and clearance. Our initial therapeutic focus is on cystic fibrosis, or CF, which is caused by defects in the cystic fibrosis transmembrane conductance regulator, or CFTR, protein and insufficient CFTR protein function. CF is an orphan disease that affects an estimated 70,000 to 100,000 patients worldwide, with the vast majority of affected individuals in the United States, Canada, Europe and Australia. CF is the most common fatal inherited disease in Caucasians, and there is presently no cure.

Our founders and scientific advisory board members include many of the world’s foremost proteostasis network experts and serve as an ongoing resource to complement our internal team’s core competencies. Leveraging our unique and comprehensive expertise of the proteostasis network, we have developed the Disease Relevant Translation, or DRT, technology platform, a validated drug screening approach for identifying highly translatable therapeutics based on predictive and functionally pertinent phenotypic assays and disease relevant models. Using this proprietary platform, we identified a new class of small molecules, which we call amplifiers, that modulate proteins in the proteostasis network.

Our Lead Product Candidate PTI-428

Our lead product candidate PTI-428 is an orally bioavailable CFTR modulator belonging to the amplifier class. CFTR modulators are compounds that affect the folding, trafficking and clearance of CFTR protein and can be classified according to the ways in which they affect CFTR protein. Amplifiers are CFTR modulators that selectively increase the amount of the newly synthesized, unfolded form of CFTR protein, thereby providing additional substrate for other CFTR modulators, such as correctors or potentiators, to act upon. Correctors, such as lumacaftor or VX-661, are CFTR modulators that are believed to improve protein folding and trafficking to enable abnormally folded CFTR protein to achieve some level of activity without repairing the actual protein. Potentiators, such as ivacaftor, are CFTR modulators that increase the opening time of the CFTR protein channel resulting in higher ion flow across the cell membrane.

Using industry-standard in vitro studies, we have confirmed that co-administration of PTI-428 with other CFTR modulators significantly improves the in vitro CFTR protein activity achieved by those CFTR modulators alone. Our in vitro studies show that PTI-428, when combined with ivacaftor and either lumacaftor or VX-661, nearly doubles the in vitro CFTR protein activity in cells homozygous for F508del, the most common CFTR gene mutation, in our Ussing Chamber Assays compared to a combination of only ivacaftor and either lumacaftor or VX-661. In December 2015, the investigational new drug application, or IND, that we submitted to the U.S. Food and Drug Administration, or FDA, for a Phase 1 clinical trial to evaluate our PTI-428 product candidate became effective. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include single ascending dose, or SAD, multiple ascending dose, or MAD, and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a drug-drug interaction, or DDI, cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by forced expiratory volume in one second, or FEV1, after four weeks of dosing. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data also expected to be available in the first half of 2017.

We have exclusive worldwide commercial rights to PTI-428. Initially, we plan to pursue regulatory approval for PTI-428 in regions where ivacaftor and lumacaftor are commercially available. Given the well-characterized and clearly identified patient populations with CF in the United States, Canada, Europe and Australia, we plan to independently commercialize PTI-428 in those regions. Outside of those regions, we may seek a partner to commercialize our products. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement. In January 2016, we received Fast Track designation from the FDA for the investigation of PTI-428 for the treatment of CF. We have applied for orphan drug designation for PTI-428 with the FDA in the United States and plan to seek the same in the European Union, where it is projected that in 2018, the market for CF therapeutics will exceed $5 billion, of which more than $4.3 billion will be attributable to CFTR modulators.

PTI-NC-733, a Novel Combination Solution Built around PTI-428

With the advent of CFTR modulators, the CF treatment paradigm is shifting from palliative care to the advancement of disease-modifying modulators that target CFTR gene mutations. We are leveraging our DRT technology platform and other expertise to design and develop our own correctors and potentiators that are optimized to work more synergistically with PTI-428 and our other amplifiers than third-party modulators. There is significant potential for improvement in clinical outcomes beyond existing treatments and therapies presently in clinical development for the treatment of CF. We believe that the treatment paradigm in CF for the vast majority of patients will be based on combination therapies of CFTR modulators anchored by PTI-428. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates that, when combined with PTI-428, are active components of PTI-NC-733, our novel triple combination product candidate. PTI-801 and PTI-808 have demonstrated desirable drug-like properties in preclinical testing, and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017, subject to satisfactory completion of our toxicology and other preclinical testing to support our IND applications. If our clinical trial results for PTI-428, PTI-801 and PTI-808 are favorable, we plan to initiate a proof-of-concept clinical trial with such combination in the second half of 2017.

PTI-130 for the Treatment of COPD

We are using our DRT technology platform to independently explore the activity of other CFTR modulators in additional respiratory diseases. PTI-130 is a novel small molecule amplifier that we are developing for the treatment of chronic obstructive pulmonary disease, or COPD, a progressive disorder characterized by poor airflow. COPD is a leading cause of morbidity and mortality worldwide. We believe the mechanism of action of PTI-130 can be complementary to drugs currently approved or in development for COPD. In order to further the development of PTI-130, we plan to collaborate with one or more biopharmaceutical companies that have capabilities in COPD development.

Our Partnered Programs

In addition to our proprietary drug candidates for the treatment of CF and COPD, our product pipeline includes candidates for other indications with large patient populations as part of programs where we have partnered with major pharmaceutical companies. The Usp14 program with Biogen New Ventures Inc. (formerly Biogen Idec New Ventures Inc.), or Biogen, is intended to enhance the clearance of misfolded aggregation-prone proteins in neurodegenerative diseases, such as in Alzheimer’s and Parkinson’s disease. We announced the achievement of our initial preclinical milestone in July 2014, and we continue to make progress in seeking orally available, potent, selective and brain-penetrant inhibitors of Usp14 as candidates for evaluation in the IND-enabling safety assessment studies required for transition to the clinic. The unfolded protein response, or UPR, program with Astellas Pharma Inc., or Astellas, is intended to reduce the accumulation of unfolded proteins in the endoplasmic reticulum, which is observed in many diseases caused by an imbalance in the proteostasis network, including genetic, neurodegenerative and retinal degenerative diseases. We announced the achievement of a preclinical milestone in August 2016 in our collaboration with Astellas. We are presently using our DRT technology platform to identify selective UPR activators and plan to initiate preclinical development in 2017.

Our Strategy

Our mission is to improve the lives of patients who suffer from rare diseases for which there are limited or no available treatments, with an initial therapeutic focus on CF. In order to accomplish our objectives, we intend to:

•	Rapidly advance clinical development of our lead amplifier candidate PTI-428. We are initially developing PTI-428, an orally bioavailable amplifier, for CF patients homozygous for F508del, the most common CFTR gene mutation. We have shown that PTI-428, combined with ivacaftor and either lumacaftor or VX-661, nearly doubles in vitro CFTR protein activity in cells homozygous for F508del compared to a combination of only ivacaftor and either lumacaftor or VX-661. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers supporting the safety and biological activity of PTI-428 and aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in those patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. In January 2016, we received Fast Track designation from the FDA for the investigation of PTI-428 for the treatment of CF, and we have applied for orphan drug designation for PTI-428 with the FDA. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data also expected to be available in the first half of 2017.

•	Advance PTI-428 into clinical development for additional mutation classes. We plan to generate additional supporting evidence for the use of PTI-428 in combination with other CFTR modulators and broaden the patient population beyond the initially targeted F508del homozygous subjects. Based on preclinical studies to date, PTI-428, in combination with other CFTR modulators, has shown a consistent positive effect on in vitro CFTR protein activity across multiple CFTR gene mutation classes.

•	Develop our own proprietary triple combination product candidate (PTI-428, PTI-801, PTI-808) to address a broad spectrum of CFTR gene mutations. We have identified novel correctors and potentiators that, when combined with an amplifier, have restored in vitro CFTR protein activity to approximately 100% of normal in cells homozygous for F508del. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates that, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. PTI-801 and PTI-808 have been demonstrated to have desirable drug-like properties in preclinical testing and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

•	Generate highly selective drug candidates, including amplifiers, in other rare disease conditions by leveraging our knowledge of the proteostasis network. We are focused on developing drugs based on our unique and comprehensive expertise regarding the proteostasis network. We believe this expertise together with our validated DRT technology platform will enable us to identify and develop other transformative, disease-modifying therapies. We plan to initiate high throughput screening, or HTS, campaigns using our DRT technology platform to continue to discover novel drug candidates for rare diseases, including diseases where amplifiers can have a clinically meaningful impact.

•	Enter into additional collaborative partnerships to develop and commercialize novel compounds in indications outside of our key strategic areas. Our existing corporate alliances with Biogen and Astellas provide for aggregate milestone payments of up to approximately $1.4 billion. We plan to enter into other arrangements that leverage our DRT technology platform to discover novel drug candidates. Partnership opportunities will be screened and evaluated based on their potential to generate additional value by giving us a stake in the resulting products’ future revenues and to maximize the value of our DRT technology platform in additional disease indications, including COPD for our product candidate PTI-130.

Recent Developments

•	In our ongoing Phase 1 clinical trial of PTI-428 in CF patients, we have activated eight clinical investigation sites in the United States as of September 2, 2016 with approximately seven to 12 additional clinical trial sites planned. Additionally, we have received a “No Objection Letter” from Health Canada, allowing us to expand the study to include patients in Canada. A regulatory submission to initiate studies in the United Kingdom is currently under review. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from SAD cohorts in Phase 1 clinical trials in healthy volunteers supporting the safety and biological activity of PTI-428. Thus far, the safety review committee has not identified any safety concerns about PTI-428 based upon reviews of vital signs, clinical exams, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and enable dose selection for the proof-of-concept cohorts, which are comprised of 20 CF patients each. Each proof-of-concept cohort will include either CF patients receiving Orkambi, patients on Kalydeco, or those who are eligible for PTI-428 monotherapy. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration.

•	We also initiated a second Phase 1 study of PTI-428 in healthy volunteers with the objective of assessing potential DDI risk with oral contraceptives, which is a known risk associated with many marketed drugs, such as Orkambi. In addition to measuring DDI risks, the study will investigate the effect of PTI-428 on CFTR mRNA and protein levels in the samples of nasal brushings collected from the participants. Based on preclinical in vitro studies, we believe there is a low risk of DDI for PTI-428 with oral contraceptives. However, study in human subjects is part of standard clinical investigations typically required by the FDA.

•

We have moved our proof-of-concept study of PTI-428 in CF patients into our Phase 1 clinical study and remain on track to initiate dosing of the proof-of-concept cohorts during the fourth quarter of 2016 with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi expected during the same quarter. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by FEV1, after four weeks of dosing. The dose for the proof-of-concept cohorts will be selected based on the biomarker data from the two ongoing Phase 1 studies. Safety, pharmacokinetic and exploratory biomarker data will be collected. Changes in FEV1 (forced expiratory volume in one second) in patients on standard of care, Orkambi or Kalydeco, will also be collected. Our Phase 2 clinical trial will be a 90-day dose-ranging study.

•	We have conducted two 90-day Good Laboratory Practice, or GLP, studies with PTI-428 in non-human primates and rats investigating doses up to 15 mg/kg/day. No significant changes in body weight, food consumption, blood counts, serum chemistry and safety were observed in the preliminary data. We have not yet received the final study report, including the histopathology assessment. Due to positive preliminary data from our 90-day preclinical studies, we intend to expand our proposed Phase 2 clinical trial to 90 days.

•	We have advanced the development of PTI-NC-733, our triple combination product candidate. PTI-801 and PTI-808, the corrector and potentiator used in this triple combination product candidate, respectively, have each been evaluated in a 7-day dose-ranging study in rats, and this confirmed the preclinical safety profile and supports further development. Additional preclinical studies to support our IND applications and IND submissions for each of PTI-801 and PTI-808 are planned by the end of 2016. We will assess proof-of-concept by improvement in lung function, as measured by FEV1. We plan to initiate Phase 1 studies in the first half of 2017.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never achieve or maintain profitability.

•	We depend almost entirely on the success of our lead product candidate, PTI-428, which is still in early clinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize PTI-428.

•	We will require additional capital to fund our operations. Failure to obtain additional capital may force us to delay, reduce or eliminate our product development efforts or require us to enter into unfavorable financing or licensing terms.

•	Our clinical trials may be delayed or prevented due to challenges in recruiting and enrolling patients to participate in our clinical trials.

•	Our lead product candidate, PTI-428, is designed to be administered with other CF therapies, which may result in unforeseen side effects or failures in our clinical trials. Additionally, if the other CF therapies are limited in their commercial availability or removed from the market, we may be unable to successfully complete development and commercialization of our product candidates.

•	Our product candidates are based on a novel, unproven technology, which may result in development or regulatory issues or issues with acceptance by the medical community.

•	We rely on a number of collaborations with third parties, and if they do not adequately perform their obligations, we may not realize the commercial benefits of these arrangements and our results of operations may be materially harmed.

•	The clinical and commercial landscape for CF is highly competitive and subject to rapid and significant technological change. Competitive products for treatment of CF may reduce or eliminate the commercial opportunity for our product candidates. If our competitors develop technologies or product candidates more rapidly than we do or if their technologies are more effective, our ability to develop and successfully commercialize our products may be adversely affected.

•	We are dependent on the principal members of our scientific advisory board and management and will need to recruit a significant number of additional personnel in order to achieve our operating goals. If we are unable to retain and motivate our current executives and advisors or attract and recruit additional personnel, our ability to develop and successfully commercialize our product candidates may be adversely affected.

•	If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our markets.

Corporate Information

We were incorporated in Delaware on December 13, 2006 under the name Proteoguard, Inc. and subsequently changed our name to Proteostasis Therapeutics, Inc. on September 17, 2007. Our principal executive offices are located at 200 Technology Square, 4th Floor, Cambridge, Massachusetts 02139, and our telephone number is (617) 225-0096. Our website address is www.proteostasis.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Except where the context requires otherwise, in this prospectus “Company,” “Proteostasis,” “PTI,” “we,” “us” and “our” refer to Proteostasis Therapeutics, Inc.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As such, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering. However, if certain events occur prior to such date, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such period.

We have elected to take advantage of certain reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	4,250,000 shares

Common stock to be outstanding after this offering	23,389,486 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 637,500 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $59.7 million, or $68.7 million if the underwriters fully exercise their option to purchase additional shares, assuming an offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance PTI-428 as a treatment for CF as part of ongoing Phase 1 clinical trials and through the completion of the Phase 2 clinical trial, to advance PTI-801 and PTI-808 as treatments for CF through the completion of Phase 1 and 2 clinical trials and PTI-NC-733 as a treatment for CF through the completion of a Phase 2 clinical trial, to continue to advance and expand our research and development of our product candidates in CF and other indications and for the Usp14 and UPR programs, and for working capital and other general corporate purposes. See “Use of Proceeds.”

NASDAQ Global Market symbol	“PTI”

Risk Factors	You should carefully read “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to such stockholders, and such stockholders may determine to purchase more, less or no shares in this offering.

The number of shares of common stock to be outstanding after this offering is based on 19,139,486 shares outstanding as of June 30, 2016 and excludes:

•	1,751,524 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $6.64 per share;

•	14,800 shares of our common stock issuable upon the exercise of a warrant outstanding as of June 30, 2016 to purchase common stock at an exercise price of $10.81 per share;

•	1,284,444 shares of our common stock available for future issuance under our 2016 Stock Option and Incentive Plan; and

•	138,757 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional 637,500 shares of our common stock in this offering; and

•	assumes no exercise of outstanding options or the warrant after June 30, 2016.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013, 2014 and 2015 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2016 and the balance sheet data as of June 30, 2016 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$1,141	$5,150	$4,312	$1,877	$2,609

Operating expenses:
Research and development	12,976	16,744	22,524	10,479	14,280
General and administrative	3,747	4,089	6,322	3,030	5,416

Total operating expenses	16,723	20,833	28,846	13,509	19,696

Loss from operations	(15,582)	(15,683)	(24,534)	(11,632)	(17,087)
Interest income	1	1	—	—	20
Interest expense	—	(199)	(599)	(410)	—
Other income (expense), net	(139)	109	93	(317)	23

Net loss	(15,720)	(15,772)	(25,040)	(12,359)	(17,044)
Modification of Series A preferred stock	—	(6,037)	11,481	10,565	—
Modification of Series B preferred stock	—	—	(26)	—	—
Accruing dividends on preferred stock	(6,887)	(7,837)	(9,724)	(4,239)	(1,378)

Net loss attributable to common stockholders	$(22,607)	$(29,646)	$(23,309)	$(6,033)	$(18,422)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(53.87)	$(63.74)	$(42.14)	$(11.10)	$(1.23)

Weighted average common shares outstanding—basic and diluted(1)	420	465	553	543	14,953

(1)	See Note 13 to our annual financial statements and Note 8 to our interim financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of June 30, 2016
	Actual	As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$42,642	$102,317
Working capital(1)	32,586	92,261
Total assets	44,753	104,428
Total stockholders’ equity	30,613	90,288

(1)	We define working capital as current assets less current liabilities.
(2)	The as adjusted balance sheet data give effect to our issuance and sale of 4,250,000 shares of our common stock in this offering at an offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on an as adjusted basis by $4.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on an as adjusted basis by $14.2 million, assuming no change in the assumed offering price per share and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Business

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a drug development company focused primarily on developing our lead product candidate, PTI-428, for the treatment of CF. We have incurred significant net losses in each year since our inception, including net losses of $15.7 million, $15.8 million and $25.0 million for the years ended December 31, 2013, 2014 and 2015, respectively, and $12.4 million and $17.0 million for the six months ended June 30, 2015 and 2016, respectively. As of June 30, 2016, we had an accumulated deficit of $137.3 million.

To date, we have financed our operations primarily through the sale of equity securities and debt financings. We have devoted most of our financial resources to research and development, including our preclinical development activities. We have not completed the development of any of our product candidates. We expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future. The size of our losses will depend, in part, on the rate of future expenditures and our ability to generate revenues. In particular, we expect to incur substantial and increased expenses as we:

•	continue the clinical development of our lead product candidate, PTI-428, for the treatment of CF;

•	seek to obtain regulatory approvals for PTI-428;

•	conduct our ongoing clinical trials and prepare for additional clinical trials and potential commercialization of PTI-428;

•	scale up contracted manufacturing processes and quantities to conduct our ongoing clinical trials and prepare for additional clinical trials and the commercialization of PTI-428 for any indications for which we receive regulatory approval;

•	establish outsourcing of the commercial manufacturing of PTI-428 for any indications for which we may receive regulatory approval;

•	establish an infrastructure for the sales, marketing and distribution of PTI-428 for any indications for which we may receive regulatory approval;

•	advance our combination therapy candidates, PTI-801 and PTI-808, components of PTI-NC-733, as a treatment for CF into Phase 1 and Phase 2 clinical trials;

•	expand our research and development activities and advance the discovery and development programs for other product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	continue our research and development efforts and seek to discover additional product candidates; and

•	add operational, financial and management information systems and personnel, including personnel to support our clinical development and commercialization efforts and operations as a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including discovering product candidates, completing preclinical testing and clinical trials of our product candidates, obtaining and maintaining regulatory approval for these product candidates, and manufacturing, marketing and selling those products. We are only in the preliminary stages of these activities.

None of our product candidates have been approved or commercialized. We may never succeed in obtaining regulatory approval for or commercializing any of our product candidates. If our product candidates are not approved or commercialized, if any products that do receive regulatory approvals later show unanticipated properties (for example, unexpected safety issues), or if revenues from any products that do receive regulatory approvals are insufficient, we will not achieve profitability and our business may fail.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Our ability to generate future revenues from product sales is uncertain and depends upon our ability to successfully develop, obtain regulatory approval for and commercialize our product candidates, as well as the regulatory approval of product candidates under development by third parties that our product candidates will depend on.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, a product candidate. Our PTI-428 development program is currently focused on demonstrating its clinical benefit for CF patients. If PTI-428 is approved, it may be approved for co-administration with ivacaftor and lumacaftor. We do not anticipate generating revenues from sales of PTI-428 or any product candidate for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on:

•	Vertex’s continued compliance with regulatory requirements, the continued commercial availability of ivacaftor and lumacaftor, the reimbursement of their cost to CF patients by insurers and their overall success on the market;

•	the successful regulatory approval and commercial launch of CFTR modulators other than ivacaftor and lumacaftor that we desire to test for administration with PTI-428;

•	obtaining favorable results for and advancing the development of PTI-428, including successfully completing our ongoing clinical trials and initiating and completing additional clinical trials;

•	obtaining regulatory approval in the United States of PTI-428 for CF and equivalent foreign regulatory approvals;

•	launching and commercializing PTI-428, including building a production infrastructure and a sales force, and collaborating with third parties;

•	achieving broad market acceptance of PTI-428 in the medical community and with third-party payors; and

•	generating a pipeline of product candidates other than PTI-428 and novel combination solutions comprised of our own CFTR modulators such as PTI-801 and PTI-808.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the data necessary to obtain regulatory approval and achieve product sales. Our anticipated development costs would likely increase if we do not obtain favorable results or if development of any product candidate is delayed. In particular, if we are required by the U.S. Food and Drug

Administration, or FDA, and comparable regulatory authorities in other countries to perform studies or trials in addition to those that we currently expect to undertake, we would likely incur higher costs than we anticipate. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of any increase in our anticipated development costs.

In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for several years, if at all. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs in connection with commercialization. As a result, we cannot assure you that we will be able to generate revenues from sales of any approved product candidates, or that we will achieve or maintain profitability even if we do generate sales.

We will require additional capital to fund our operations. If we fail to obtain additional capital, we could be forced to delay, reduce or eliminate our product development programs, seek corporate partners for the development of our product development programs or relinquish or license on unfavorable terms our rights to technologies or product candidates.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our clinical programs for PTI-428 and our other product candidates.

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $59.7 million, or $68.7 million if the underwriters fully exercise their option to purchase additional shares, assuming an offering price of $15.10, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Based upon our current operating plan, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2018. If this offering is not completed as planned, we expect that our ability to defer or eliminate as necessary certain discretionary expenditures, including variable operating costs, spending on non-core research programs and commencement of certain studies, together with our cash and cash equivalents as of June 30, 2016, will be sufficient to fund our operating expenses and capital expenditure requirements through the second quarter of 2017. However, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate, and we may need additional funds sooner than planned. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect, or the FDA may require us to perform studies or trials in addition to those that we currently anticipate. We may need to raise additional funds if we choose to initiate clinical trials for our product candidates other than PTI-428 or if we need to obtain regulatory approval for PTI-428 for administration with drugs other than ivacaftor and lumacaftor. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, our product candidates.

Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates, including PTI-428. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of our product candidates, including PTI-428;

•	seek corporate partners for PTI-428, or any of our other product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	relinquish, or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing our development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects and on our ability to develop our product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates on terms unfavorable to us.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs primarily through the sale of equity securities, debt financings and government and foundation grants. We may also seek to raise capital through third-party collaborations, strategic alliances and similar arrangements. We currently do not have any committed external source of funds.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, enter into collaborations, strategic alliances, or licensing arrangements or other marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, and declaring dividends, and will impose limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances, or licensing arrangements or other marketing or distribution arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts, or grant others rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We were formed and began operations in December 2006. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights and conducting research and development activities for our product candidates. We are currently in preclinical development for PTI-NC-733 (PTI-428, PTI-801 and PTI-808) and clinical development for PTI-428, respectively. We have not obtained regulatory approval for any of our product candidates. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with clinical development or approved products on the market.

We might not be able to utilize all or a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2015, we had federal and state net operating loss carryforwards of $102.1 million and $88.6 million, respectively, which begin to expire in 2026 and 2030, respectively. As of December 31, 2015, we also had federal and state research and development tax credit carryforwards of $3.6 million and $2.2 million, respectively, which begin to expire in 2027 and 2025, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. We have a full valuation allowance against our net deferred tax assets.

Risks Relating to the Development and Regulatory Approval of Our Product Candidates

We depend almost entirely on the success of our lead product candidate, PTI-428, which is currently in early clinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize PTI-428.

We currently have no products on the market, and our most advanced product candidate, PTI-428, is currently in early clinical development. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016.

Our business depends almost entirely on the successful clinical development, regulatory approval and commercialization of PTI-428, and it will require additional preclinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence its commercialization, if ever. The clinical trials and manufacturing and marketing of PTI-428 and any other product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond the proceeds we raise in this offering. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or European Medicines Agency, or EMA, regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that PTI-428 or any of our other product candidates will be successfully developed or commercialized.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for PTI-428 or our other product candidates, our business will be substantially harmed.

We are not permitted to market PTI-428 or any of our other product candidates in the United States or the European Union until we receive approval of a New Drug Application, or NDA, from the FDA or a Marketing Authorization Application, or MAA, from the European Commission, respectively. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of any of our product candidates for a specific indication, we will need to complete preclinical and toxicology studies, as well as a proof-of-concept study and Phase 1, Phase 2 and Phase 3 clinical trials.

Successfully initiating and completing our clinical program and obtaining approval of an NDA or an MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of any of our candidates for many reasons, including, among others:

•	we may not be able to demonstrate that our product candidates are safe and effective to the satisfaction of the FDA or the EMA;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;

•	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA or the EMA may require that we conduct additional clinical trials;

•	the FDA or the EMA may not approve the formulation, labeling or specifications of PTI-428 or our other product candidates;

•	the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that PTI-428’s and our other product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials, including our characterization of observed toxicities;

•	the FDA or the EMA may not accept data generated at our clinical trial sites;

•	if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, the regulatory agency may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may recommend that the FDA or the EMA, as applicable, require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and the EMA may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;

•	the FDA or the EMA may find deficiencies with or not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the FDA or the EMA may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market PTI-428 or any of our other product candidates. Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

In addition to the United States and the European Union, we intend to market our product candidates, if approved, in other international markets. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country-to-country and may require additional testing. Moreover, the time required to obtain approval may differ from that required to obtain FDA or EMA approval. In addition, in many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA or the EMA. The regulatory approval process in other international markets may include all of the risks associated with obtaining FDA or EMA approval.

Our lead product candidate, PTI-428, is designed to be administered with other CF therapies. Developing product candidates for administration with other therapies may lead to unforeseen side effects or failures in our clinical trials that could delay or prevent their regulatory approval or limit the commercial profile of an approved label. Such other therapies could also be removed from the market and result in significant negative consequences.

We are studying our lead product candidate PTI-428 in clinical trials as a combination therapy with therapies that are approved and commercially available to the patients we plan to enroll in such clinical trials. We anticipate that if our product candidate is approved for marketing, it will be approved to be administered only with other therapies. Our development programs and planned studies carry all the risks inherent in drug development activities, including the risk that they will fail to demonstrate meaningful efficacy or acceptable safety. In addition, our development programs are subject to additional regulatory, commercial, manufacturing and other risks because of the use of other therapies in combination with our product candidates. For example, the other therapies may lead to toxicities that are improperly attributed to our product candidates or the combination of our product candidates with other therapies may result in toxicities that the product candidate or other therapy does not produce when used alone. The other therapies we are using in combination may be removed from the market and thus be unavailable for testing or commercial use with any of our approved products. Testing product candidates in combination with other therapies may increase the risk of significant adverse effects or test failures. The timing, outcome and cost of developing products to be used in combination with other therapies is difficult to predict and dependent on a number of factors that are outside our reasonable control. If we experience safety or toxicity issues in our clinical trials or with any approved products, we may not receive approval to market any products, which could prevent us from ever generating revenues or achieving profitability.

If the data from our ongoing and planned preclinical studies and clinical trials of PTI-428 as a combination therapy administered with ivacaftor and lumacaftor regarding the safety or efficacy of this combination are not favorable, the FDA and comparable foreign regulatory authorities may not approve this combination therapy and we may be forced to delay or terminate the development of this combination therapy, which would materially harm our business. Further, even if we gain marketing approvals for this combination therapy from the FDA and comparable foreign regulatory authorities in a timely manner, we cannot be certain that this combination therapy will be commercially successful. If the results of the anticipated or actual timing of marketing approvals for this combination therapy, or the market acceptance of this combination therapy, if approved, including treatment reimbursement levels agreed to by third-party payors, do not meet the expectations of investors or public market analysts, the market price of our common stock would likely decline.

Failures or delays in the commencement or completion of our clinical trials of PTI-428 could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

Successful completion of the clinical trials for PTI-428 is a prerequisite to submitting an NDA to the FDA or a MAA to the EMA and, consequently, the ultimate approval and commercial marketing of PTI-428 in the United States and the European Union. Similar prerequisites apply in other foreign jurisdictions. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. If the FDA requires us to complete additional studies beyond what we currently expect, we may be delayed in completing our clinical trials for PTI-428. We do not know whether all our clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

•	delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;

•	difficulties obtaining institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site or sites;

•	challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, risks included in the signed informed consent required by each study participant, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	unfavorable review of our clinical trials by the Protocol Review Committee, or PRC, of the Therapeutic Development Network of the Cystic Fibrosis Foundation’s Therapeutic Branch, which may not sanction our trial for conduct at prospective trial sites or may provide a ranking that adversely impacts recruitment in our clinical trials compared with other investigational new drugs in CF;

•	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;

•	reports from preclinical or clinical testing of other similar therapies that raise safety or efficacy concerns; or

•	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal issues or loss of interest.

Additionally, in our ongoing Phase 1 clinical trial of PTI-428 in CF patients, we have activated eight clinical trial sites in the United States as of September 2, 2016 with approximately seven to 12 additional clinical trial sites planned. There are an unprecedented number of CF clinical trials ongoing in the United States and in other countries. As a result, the activation of clinical trial sites for our ongoing Phase 1 trial of PTI-428 in CF patients and securing our target enrollment for this clinical trial has been delayed from what we had planned. If we are unable to increase our rate of enrollment, we will not have a substantially complete data set for this trial by the end of 2016 as is our current aim.

During the fourth quarter of 2016, we intend to expand our Phase 1 clinical trial of PTI-428 to include CF patients who are receiving Orkambi, patients who are eligible for Kalydeco, and patients who are eligible for PTI-428 monotherapy. The expansion of the trial will require that we submit a protocol amendment to our IND that is in effect with the FDA for the trial. The FDA could issue a clinical hold in response to this protocol amendment thus preventing us from expanding the trial. In addition, the FDA may not agree with the proposed design of our proposed Phase 1 proof-of-concept study for PTI-428. We also are required to receive IRB approval for the amended protocol but there is no guarantee that the IRBs of our existing and prospective clinical trial sites will approve the expansion. Any failure or delay in obtaining necessary permissions from the relevant IRBs or the receipt of a clinical hold in response to our protocol amendment to expand our trial may delay the completion of the proof-of-concept portion of our Phase 1 trial and our development plan for PTI-428.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, other regulatory authorities or the IRBs at the sites where the IRBs are overseeing a clinical trial, or a data safety monitoring board, or DSMB, may recommend that the sponsor suspend or terminate a trial, due to a number of factors, including, among others:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA, the EMA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;

•	unforeseen safety issues, including any that could be identified in our ongoing toxicology studies, adverse side effects or lack of effectiveness;

•	changes in government regulations or administrative actions;

•	problems with clinical supply materials; and

•	lack of adequate funding to continue the clinical trial.

Positive results from preclinical or in vitro and in vivo testing of PTI-428 are not necessarily predictive of the results of our ongoing and future clinical trials of PTI-428. If we cannot achieve positive results in our clinical trials for PTI-428, we may be unable to successfully develop, obtain regulatory approval for and commercialize PTI-428.

Positive results from our preclinical testing of PTI-428 in vitro and in vivo may not necessarily be predictive of the results from our clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical in vitro and in vivo studies, and we, or the third parties whose drug candidates we expect to be co-administered with PTI-428, may face similar setbacks. For example, CFTR mRNA levels in target tissues of rats and monkeys exposed to PTI-428 were observed to increase proportionally with exposure to PTI-428. Additionally, preliminary exploratory biomarker nasal CFTR mRNA and protein data from the SAD cohorts in our Phase 1 clinical trial in healthy volunteers confirm target engagement. However, later clinical trials may not show that this biomarker is predictive of clinical efficacy. Preclinical and clinical data are often susceptible to varying interpretations and analyses, and the FDA or other regulatory agencies may require changes to our protocols or other aspects of our clinical trials or require additional studies. Additionally, many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials of PTI-428, the development timeline and regulatory approval and commercialization prospects for our leading product candidate, and, correspondingly, our business and financial prospects would be materially adversely affected.

Even if we obtain positive clinical results for PTI-428 in early-stage clinical trials, those positive results may not be repeated in later-stage clinical trials.

Before obtaining regulatory approval for the sale of our product candidates, including PTI-428, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Successful completion of such clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of PTI-428 in the United States. Similar requirements apply in the European Union and other foreign jurisdictions. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

Negative or inconclusive results of our clinical trials of PTI-428, or any other clinical trials we conduct, could mandate repeated or additional clinical studies. We do not know whether our clinical trials of PTI-428 will demonstrate adequate efficacy and safety to result in regulatory approval to market PTI-428 or our other product candidates. Even if early-stage clinical results are favorable, if later-stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for our product candidates, including PTI-428, may be adversely impacted.

Our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. It is possible that, during the course of the clinical development of

PTI-428, results of our clinical trials could reveal an unacceptable severity and prevalence of side effects. For example, in preclinical testing of PTI-428 we observed reduced platelet counts in the animals we tested following administration of these compounds at doses in excess of the doses we expect to administer in our clinical trials. As a result of this or any other side effects, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development, or deny approval, of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

Additionally if one or more of our product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product or impose restrictions on its distribution in a form of a modified Risk Evaluation and Mitigation Strategy;

•	regulatory authorities may require additional labeling, such as warnings or contraindications;

•	we may be required to change the way the product is administered or to conduct additional clinical studies;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If we cannot demonstrate an acceptable toxicity profile for our product candidates in our clinical studies, we will not be able to continue our clinical trials or obtain approval for our product candidates.

In order to obtain approval of a product candidate, we must demonstrate safety in various nonclinical and clinical tests. At the time of initiating human clinical trials, we may not have conducted or may not conduct the types of nonclinical testing ultimately required by regulatory authorities, or future nonclinical tests may indicate that our product candidates are not safe for use. Nonclinical testing and clinical testing are both expensive and time-consuming and have uncertain outcomes. For example, results of an earlier laboratory study of PTI-130 in non-rodent species suggested potential hematologic and reproductive toxicology issues that we believe are specific to the non-rodent species. While we intend to develop a different formulation and route of administration designed to avoid such issues, we cannot predict whether future safety and toxicology studies may produce these same problems or cause other undesirable effects. We also observed certain undesired hematological (including reduced platelet count) side effects in animals dosed at levels of PTI-428 that are higher than those intended for our clinical studies. We plan to complete additional toxicity studies of reproductive toxicity, carcinogenicity and long-term side effects prior to or concurrent with any Phase 3 clinical trials of our product candidates, and we cannot exclude the possible occurrence of these or other side effects in future nonclinical or clinical studies. In addition, success in initial tests does not ensure that later testing will be successful. We may experience numerous unforeseen events during, or as a result of, the testing process, which could delay or prevent our ability to develop or commercialize our product candidates, including:

•	our preclinical and nonclinical testing may produce inconclusive or negative safety results, which may require us to conduct additional nonclinical testing or to abandon product candidates;

•	our product candidates may have unfavorable pharmacology or toxicity characteristics;

•	our product candidates may cause undesirable side effects; and

•	the FDA or other regulatory authorities may determine that additional safety testing is required.

Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

PTI-428 is based on a novel technology, which may raise development issues we may not be able to resolve, regulatory issues that could delay or prevent approval, or personnel issues that may keep us from being able to develop our product candidates.

Our product candidates are based on our novel amplifier technology. We are not aware of other drugs that work in a manner that we believe our amplifier technology does. There can be no assurance that development problems related to our novel technology will not arise in the future that cause significant delays or that we are not able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive and take longer than other, more well-known or extensively studied pharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. There are no other amplifiers in clinical development and none have been approved to date. The novelty of our technology may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies or characterization that may be difficult or impossible to perform.

In addition, if we are unable to hire and retain the necessary personnel, the rate and success at which we can develop and commercialize product candidates will be limited. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

Even if we meet safety and efficacy endpoints in clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates and we cannot, therefore, predict the timing of any future revenue from PTI-428 or any of our other product candidates.

We cannot commercialize our product candidates, including PTI-428, until the appropriate regulatory authorities, such as the FDA, have reviewed and approved the product candidate. The regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval for PTI-428 or our other product candidates at all. Additional delays may result if PTI-428 or any other product candidate is brought before an FDA advisory committee or an analogous foreign body, which could recommend restrictions on approval or recommend non-approval of the product candidate. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. As a result, we cannot predict when, if at all, we will receive any future revenue from commercialization of any of our product candidates, including PTI-428.

Even if we obtain regulatory approval for PTI-428 and our other product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States, the FDA may still impose significant restrictions on the indicated uses or marketing of our product candidates, including PTI-428, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance, including Phase 4 clinical trials. For example, the labeling, if approved for our product candidates, including PTI-428, will likely include restrictions on use due to the specific patient population and manner of use in which the drug was evaluated and the safety and efficacy data obtained in those evaluations.

PTI-428 and our other product candidates will also be subject to additional ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report adverse events and any failure of a product to meet the specifications described in the

NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practice, or cGMP, requirements and adherence to commitments made in the NDA. If we, or a regulatory agency, discover previously unknown problems with a product, such as quality issues or adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requesting a recall or requiring withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidate, a regulatory agency may:

•	issue an untitled or warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or supplements to an NDA submitted by us; or

•	request a recall and/or seize product.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize PTI-428 and our other product candidates and inhibit our ability to generate revenues.

Even if we obtain FDA approval for PTI-428 or any of our other product candidates in the United States, we may never obtain approval for or commercialize PTI-428 or any of our other product candidates outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be unrealized.

If we are not able to obtain orphan product status for PTI-428 or obtain such status for future product candidates for which we seek this status, we will not be able to claim the tax credits for our clinical trials of such products provided by this status or potentially take advantage of other benefits of orphan drug status.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a disease or condition that fewer than 200,000 individuals in the United States have been diagnosed as having at the time of the submission of the request for orphan drug designation. Under Regulation No. (EC) 141/2000 on Orphan Medicinal Products, a medicinal product may be designated as an orphan medicinal product if, among other things, it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union when the application is made. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the European Union, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The exclusivity period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified. We have applied for orphan drug designation for PTI-428.

In the United States, orphan drug exclusivity may be lost if the FDA withdraws or revokes the orphan drug designation as permitted by law, we withdraw the marketing application for the drug, we consent to another’s marketing application for approval of the same use or indication as the designated orphan drug, or we fail to assure a sufficient quantity of the drug as required by law. Similarly, in the European Union, exclusivity may be lost if we request the removal of the orphan drug designation or the drug no longer meets any of the criteria that made it eligible for orphan drug status at the outset. Even after an orphan drug is approved, the same or, in the European Union, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is clinically superior to the original orphan drug by providing a significant therapeutic advantage over and above that drug.

If we do not obtain orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be delayed in obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity associated with the orphan drug designation. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. If we do not obtain orphan designation for PTI-428, we will lose out on such benefits associated with orphan designation.

Risks Relating to Our Dependence on Third Parties

If third parties on which we depend to conduct our preclinical studies or any ongoing or future clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with materially adverse effects on our business and prospects.

We rely on CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies of our product candidates and will do the same for our ongoing and planned clinical trials for PTI-428 and any other clinical trials. We and our CROs are required to comply with various regulations, including Good Clinical Practice, or GCP, requirements, which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under cGMP requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and the EMA require clinical trials to be conducted in accordance with GCP, including for conducting, recording and reporting the results of preclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of PTI-428 and any future product candidates. These third parties may not perform as contractually required or expected and issues may arise that could delay the completion of clinical trials.

We rely on third parties to supply the materials and components for our research and development, preclinical and clinical trial supplies. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. Any replacement of these third parties could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA, EMA and other foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities to comply with regulatory standards such as cGMP. In the event that any of our suppliers or manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

•	preventing us from initiating or continuing preclinical studies or clinical trials of product candidates under development;

•	delaying our submissions of regulatory applications or receipt of regulatory approvals for product candidates;

•	preventing a collaborator from cooperating with us;

•	subjecting our product candidates to additional inspections by regulatory authorities;

•	requiring us to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, preventing us from meeting commercial demands for our products.

If a current or future collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of the product candidates could be delayed or terminated.

We are currently party to collaborative arrangements with Biogen, Astellas and Cystic Fibrosis Foundation Therapeutics, Inc. If our collaborative partners do not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected.

Much of the potential revenue from our collaborations consists of contingent payments, such as payments for achieving regulatory milestones or royalties payable on sales of drugs. The milestone and royalty revenue that we may receive under these collaborations will depend upon our collaborators’ ability to successfully develop, introduce, market and sell new products. Our collaboration partners may fail to develop or effectively commercialize their products using our products or technologies or otherwise discontinue their research activities because they:

•	exercise their unilateral right to terminate the collaboration agreement;

•	decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining marketing approval or may potentially generate a greater return on investment;

•	decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others, including our competitors, to treat the same diseases targeted by our own collaborative programs;

•	do not have sufficient resources necessary to carry the product candidate through clinical development, marketing approval and commercialization; or

•	cannot obtain the necessary marketing approvals.

Competition may negatively impact a partner’s focus on and commitment to our relationship and, as a result, could delay or otherwise negatively affect the commercialization of our products, which would have a material adverse effect on our operating results and financial condition.

We face a number of challenges in seeking future collaborations. Collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors, such as the design or results of our clinical trials, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to patients, the potential of competing products, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we determine that additional collaborations for our product candidates are necessary and are unable to enter into such collaborations on acceptable terms, we might elect to delay or scale back the development or commercialization of our product candidates in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

Risks Relating to Commercialization of Our Product Candidates

The commercial success of PTI-428 and our other product candidates will depend upon the acceptance of those products, if approved, by the medical community, including physicians, patients and health care payors.

Even if PTI-428 or our other product candidates are approved for sale, they may not achieve sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. If these product candidates, if approved, do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any of our product candidates, including PTI-428, will depend on a number of factors, including:

•	demonstration of safety and efficacy in our clinical trials;

•	the relative convenience, ease of administration and acceptance by physicians, patients and health care payors;

•	the prevalence and severity of any adverse effects;

•	limitations or warnings contained in the FDA-approved label for the relevant product candidate;

•	availability of alternative treatments;

•	pricing and cost-effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies; and

•	our ability to obtain and maintain healthcare payor approval or reimbursement, which may vary from country to country.

If any of our product candidates, including PTI-428, is approved but does not achieve an adequate level of acceptance by physicians, patients and health care payors, we may not generate sufficient revenue and we may not become or remain profitable.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure, and we have limited experience in the sales, marketing or distribution of pharmaceutical products. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement. Outside of the United States, Canada, Europe and Australia, we may seek a partner to commercialize our products. In the future, we may choose to build a focused sales and marketing infrastructure to market or co-promote our product candidates if and when they are approved, which would be expensive and time-consuming. Alternatively, we may elect to outsource these functions to third parties. Either approach carries significant risks. For example, recruiting and training a sales force is expensive and time-consuming and, if done improperly, could delay a product launch and result in limited sales. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	inability to recruit, manage and retain adequate numbers of effective sales and marketing personnel;

•	the inability of marketing personnel to develop effective marketing materials;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We may also not be successful in entering into additional arrangements with third parties to sell and market our product candidates or doing so on terms that are favorable to us. Even if we do enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product candidates are likely to be lower than if we were to market and sell our products ourselves. In addition, we likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

If our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize our products may be adversely affected. Competitive products for treatment of CF may reduce or eliminate the commercial opportunity for our product candidates.

The clinical and commercial landscape for CF is highly competitive and subject to rapid and significant technological change. New data from clinical-stage products continue to emerge. It is possible that these data may alter the current standard of care, completely precluding us from further developing PTI-428 for CF. Further, it is possible that we may advance our clinical trials for PTI-428 only to find that data from competing products make it impossible for us to complete enrollment in these trials, resulting in our inability to file for marketing approval with regulatory agencies. Even if PTI-428 is approved for marketing, it may have limited sales due to particularly intense competition in the CF market.

Competitive therapeutic treatments include those that are currently in development and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Examples include Vertex, AbbVie Inc., Galapagos NV, ProQR Therapeutics N.V., Nivalis Therapeutics, Inc., F. Hoffmann-LaRoche Ltd., Novartis AG, Gilead Sciences, Inc., Ampliphi Biosciences Corporation, Pfizer Inc., Parion Sciences, Inc. Genzyme Corporation, Bayer AG, Laurent Pharmaceuticals Inc. and several other companies.

Although PTI-428 is being developed as a combination therapy to be administered with ivacaftor and lumacaftor, Vertex or other competitors could develop other drugs or combinations that may obviate the applicability of PTI-428. Changes in standard of care or use patterns could also make our combination therapy obsolete. If PTI-428 is approved for marketing as a combination therapy to be administered with ivacaftor and lumacaftor but use of another therapy becomes more prevalent than ivacaftor and lumacaftor, sales of PTI-428 could be negatively impacted and our financial results and stock price would be adversely affected.

Many of our competitors have greater financial, technical, manufacturing, marketing, sales and supply resources, technical and human resources or experience than us and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of product candidates and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA and other regulatory approvals for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the efficacy, safety and tolerability of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including being more effective, safer, or less expensive, or could be marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors.

We also compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. For example, actual or perceived risks of our product candidates, such as PTI-428, may negatively affect potential clinical trial participants or patients when deciding whether to participate in our clinical trials, and could result in patients seeking alternative clinical trials or commercial therapies from our competitors. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render our product candidates obsolete even before they begin to generate any revenue.

In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of any of our product candidates that receive marketing approval. If the FDA approves the commercial sale of any of our product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, and patent position. Our profitability and financial position will suffer if we cannot compete effectively in the marketplace, even if our products receive regulatory approval.

Payor approval and reimbursement may not be available for PTI-428 and our other product candidates, which could make it difficult or impossible for us to sell our products profitably.

Market acceptance and sales of PTI-428, or any other product candidates that we develop, will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers, health maintenance organizations and pharmacy benefit management organizations, decide which medications they will pay for, at what tier level and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. Also, reimbursement amounts may reduce the demand for, or the price of, our products. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize PTI-428, or any other product candidates that we develop. We will also be required to establish systems and programs that assist patients in determining the reimbursement level and in some instances establishing patient economic support programs to alleviate the economic burden of co-pays and/or co-insurance. These patient support programs are complex, costly and require knowledge and expertise that we currently do not possess.

There have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect our ability to sell any future products profitably. These legislative and regulatory changes may negatively impact the reimbursement for any future products, following approval. The availability of generic treatments may also substantially reduce the likelihood of reimbursement for any future products, including PTI-428. The application of user fees to generic drug products will likely expedite the approval of additional generic drug treatments. We expect to experience pricing pressures in connection with the sale of PTI-428 and any other product candidate that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.

In addition, there may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies.

Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any of our product candidates, including PTI-428, could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

The success of our business depends primarily on our ability to identify, develop and commercialize product candidates. Because we have limited financial and managerial resources, we focus on research programs and product candidates for the indications that take advantage of our deep expertise and knowledge and that we believe are the most scientifically and commercially promising. Our resource allocation decisions may cause us to fail to capitalize on viable scientific or commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any scientifically or commercially viable products. If we do not accurately evaluate the scientific and commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

Risks Relating to Regulation of Our Industry

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and health information privacy and security laws. Some of these laws were recently amended, and their interpretation following such amendments remains unclear. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal anti-kickback statute. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal anti-kickback statute which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid;

•	the federal false claims laws and civil monetary penalties, including civil whistleblower or qui tam actions, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly or willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statement using or making any false or fraudulent document, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, and as amended by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, clearinghouses and healthcare providers;

•	the Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the distribution of adulterated or misbranded drugs or medical devices;

•	the federal Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, collectively referred to herein as the Affordable Care Act, or the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologicals and medical supplies to report to the Centers for Medicare and Medicaid Services information related to payments and other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities.

Further, the recently enacted ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity can now be found guilty of fraud or false claims under ACA without actual knowledge of the statute or specific intent to violate it. In addition, ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

ACA also imposes new reporting requirements on device and pharmaceutical manufacturers to make annual public disclosures of payments to physicians and ownership or investment interest in the manufacturers by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value, or ownership or investment interests that are not reported.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians.

The scope and enforcement of these laws is uncertain and subject to change in the current environment of health care reform, especially in light of the lack of applicable precedent and regulations. Such changes are impossible to predict. It is possible that some of our business activities could be subject to challenge by federal or state regulatory authorities under one or more of these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming, and could have a material adverse effect on our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Health care reform measures could adversely affect our business.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. Most recently, the ACA, which includes measures to significantly change the way health care is financed by both governmental and private insurers, was enacted in March 2010. Among the provisions of the ACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting any “transfer of value” made or distributed to physicians and teaching hospitals and reporting any investment interests held by physicians and their immediate family members;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board which, beginning in 2014, has authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs, which recommendations can have the effect of law even without congressional action; and

•	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

At this time, the full effect that the ACA would have on our business remains unclear.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. We might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Risks Relating to Protecting Our Intellectual Property

It is difficult and expensive to protect our intellectual property rights and we cannot ensure that they will prevent third parties from competing against us. If we are unable to adequately protect our proprietary technology, or obtain and maintain issued patents that are sufficient to protect our product candidates, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our success will depend, in part, on our ability to obtain and maintain intellectual property rights, both in the United States and other countries, successfully defend this intellectual property against third-party challenges and successfully enforce this intellectual property to prevent third-party infringement. We rely upon a combination of patents, trade secret protection and confidentiality agreements.

Our ability to protect any of our product candidates and technologies from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents in both the United States and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Changes in the patent laws, their implementing regulations or their interpretations may diminish the value of our patent rights.

There can be no assurance that we will discover or develop patentable products or processes or that patents will issue from any pending patent applications owned or licensed by us, or if issued, the breadth of such patent coverage. We currently have no issued patents covering any of our product candidates, including PTI-428, or our technologies, and our patent applications related to our CF program are in the earliest stages, including several provisional patent applications. We cannot provide any assurances that any of our pending patent applications will lead to issued patents and, if they do, that such patents will include claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. Even if issued, we cannot guarantee that claims of issued patents owned or licensed to us are or will be held valid or enforceable by the courts or, even if unchallenged, will provide us with exclusivity or commercial value for our product candidates or technology or any significant protection against competitive products or prevent others from designing around our claims. Further, if we encounter delays in regulatory approvals, the period of time during which we could market our product candidates under patent protection could be reduced. Our patent rights also depend on our compliance with technology and patent licenses upon which our patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that were, or are, not employed by us.

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents, should they issue, that we may own or exclusively license may not provide any protection against competitors.

Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we were the first to file patent applications on our product candidates. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which could be used by a third party to challenge validity of our patents, should they issue, or prevent a patent from issuing from a pending patent application.

In addition, even if patents do successfully issue, third parties may challenge any such patent we own or license through adversarial proceedings in the issuing offices, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. If a third party asserts a substantial new question of patentability against any claim of a U.S. patent we own or license, the U.S. Patent and Trademark Office, or USPTO, may grant a request for reexamination, which may result in a loss of scope of some claims or a loss of the entire patent. The adoption of the Leahy-Smith America Invents Act, or the Leahy-Smith Act, on September 16, 2011, established additional opportunities for third parties to invalidate U.S. patent claims, including inter partes review and post-grant review, on the basis of a lower legal standards than reexamination and additional grounds.

We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted. Moreover, the failure of any patents that may issue to us or our licensors to adequately protect our product candidates or technology could have an adverse impact on our business.

We will not be able to seek and obtain protection for our intellectual property in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may manufacture and sell our potential products in those foreign countries where we do not file for and obtain patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority date of each of our patent applications. For all of our patent applications related to PTI-428, PTI-130, potentiators, correctors and our COPD programs, as well as for all but one of the remaining applications related to our CF program and most of the patent applications related to our Usp14 program, the relevant statutory deadlines have not yet expired. Thus, for each of these patent families, particularly those that we believe provide coverage for our lead product candidates, we will need to decide whether and where to pursue protection outside the United States by the relevant deadlines, and we will only have the opportunity to obtain patent protection in those jurisdictions where we file for protection, and prosecute and obtain issued claims.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The scope and available coverage thus may vary significantly. Outside of the United States, patents we own or license, if issued, may become subject to patent opposition in the European Patent Office or similar proceedings, which may result in loss of scope of some claims or loss of the entire patent. Participation in adversarial proceedings is very complex and expensive, and may divert our management’s attention from our core business and may result in unfavorable outcomes that could adversely affect our ability to prevent third parties from competing with us.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2014 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. If we encounter difficulties in protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Proceedings to enforce our patent rights, if obtained, in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of any patents, should they issue, that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to make the inventions covered by any issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	Our pending patent applications may not lead to issued patents.

•	Patents, should they issue, that we own or that we have exclusively licensed, if any, may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business, our current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO, the European Patent Office and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to file non-provisional applications claiming priority to our provisional applications by the statutory deadlines, failure to timely file national and regional stage patent applications based on an international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The patent protection and patent prosecution for some of our product candidates is dependent or may be dependent in the future on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when platform technology patents or product-specific patents that relate to our product candidates are controlled by our licensors or collaboration partners. In addition, our licensors and/or licensees and/or collaboration partners may have back-up rights to prosecute patent applications in the event that we do not do so or choose not to do so, and our licensees and/or collaboration partners may have the right to assume patent prosecution rights after certain milestones are reached. If any of our licensing partners fails to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

We have entered into and may in the future enter into licenses to licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing a product candidate, if approved, that relied on such licensed intellectual property.

We are currently a party to and may in the future be party to license agreements under which we are or will be granted rights to intellectual property that are important to our business. Our existing license agreement imposes, and we expect that future license agreements will impose on us, various diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our current product candidates or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we license now or in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may be subject to litigation alleging that we are infringing the intellectual property rights of third parties or litigation or other adversarial proceedings seeking to invalidate our patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which will be costly to defend uncertain in its outcome and may prevent or delay development and commercialization efforts or otherwise harm our business.

Our success also will depend, in part, on our refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Numerous patents and pending applications are owned by third parties in the fields in which we are developing product candidates, both in the United States and elsewhere. It is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning and scope of patent claims. Moreover, because some patent applications are maintained in secrecy until the patents publish, we cannot be certain that third parties have not filed patent applications that cover our products and technologies. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale, importation or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications can, subject to certain limitations, be later amended in a manner that could cover our technologies, our future products or the manufacture or use of our future products. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the United States or elsewhere relating to aspects of our technology, including our products, processes for manufacture or methods of use, including combination therapy. It is uncertain whether the issuance of any third-party patents will require us to alter our product candidates or processes, obtain licenses, or cease certain activities.

If patents issued to third parties contain blocking, dominating or conflicting claims, we may choose to or, if such claims are ultimately determined to be valid, be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including, potentially, the manufacture or marketing of any products deemed to infringe those patents. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential products entirely or for certain indications. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Our failure to obtain a license to any technology that we may require to commercialize our products on favorable terms may have a material adverse impact on our business, financial condition and results of operations.

We may be exposed to, or threatened with, future litigation by third parties, including our competitors, having patent or other intellectual property rights alleging that our technologies, including our products, processes for manufacture or methods of use, including combination therapy, or other proprietary technologies infringe, either literally or under the doctrine of equivalents, their intellectual property rights. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Parties making successful claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. We cannot provide any assurances that third-party patents do not exist which might be enforced against our products or product candidates, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties. Any of those occurrences would have a material adverse impact on our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or any other patent litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be time consuming, expensive and unsuccessful, and issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

Competitors may infringe our patents or the patents of our licensors, assuming patents issue from patent applications we own or license. Litigation, which could result in substantial costs to us (even if determined in our favor), may also be necessary to enforce any patents issued or licensed to us. The cost to us in initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Any of these outcomes would not only have an adverse effect on our patent portfolio but may also have an adverse effect on our business if we are unable to prevent the competitive activities of third parties.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or any other patent litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect technology, including our DRT technology platform, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. We attempt to protect our proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. We may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect our interests.

If our trade secrets or other intellectual property become known to our competitors, it could result in a material adverse effect on our business, financial condition and results of operations. To the extent that we or our consultants or research collaborators use intellectual property owned by others in work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific advisors, and sponsored researchers. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, we may not obtain these agreements in all circumstances.

Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees and consultants were previously or concurrently employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees, consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could compromise our ability to commercialize, or prevent us from commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to Our Business Operations and Industry

Our future success depends on our ability to retain executives and to attract, retain and motivate key personnel.

Because of the specialized scientific nature of our business and the unique properties of our technology, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel, consultants and advisors. We are dependent on the principal members of our scientific and management staff, particularly Ms. Meenu Chhabra, Mr. James DeTore, and Drs. Po-Shun Lee and Benito Munoz, who have extensive knowledge of and experience developing our technology. The loss of their services might significantly delay or prevent the achievement of our research, development and business objectives.

We will need to recruit a significant number of additional personnel in order to achieve our operating goals. In order to pursue our product development and marketing and sales plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. We also rely on consultants and advisors to assist in formulating our research and development strategy and adhering to complex regulatory requirements. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that we will be able to attract and retain such individuals on acceptable terms, if at all. Additionally, our facilities are located in Massachusetts, which may make attracting and retaining qualified scientific and technical personnel from outside of Massachusetts difficult. The failure to attract and retain qualified personnel, consultants and advisors could have a material adverse effect on our business, financial condition and results of operations.

As PTI-428 advances through clinical trials we may experience difficulties in managing our growth and expanding our operations.

We have limited experience in drug development. As our product candidates advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

We are exposed to potential product liability or similar claims, and insurance against these claims may not be available to us at a reasonable rate in the future or at all.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan, and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

We carry clinical trial liability insurance. However, there can be no assurance that we will be able to obtain the amount of insurance necessary to cover potential claims or liabilities. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if our liability exceeds the amount of applicable insurance. In addition, there can be no assurance that insurance, if obtained, will continue to be available on terms acceptable to us. Similar risks would exist upon the commercialization or marketing of any products by us or our collaborators.

Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial volunteers;

•	costs of litigation;

•	distraction of management; and

•	substantial monetary awards to plaintiffs.

Should any of these events occur, it could have a material adverse effect on our business and financial condition.

We may become involved in securities class action litigation that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section of this prospectus, may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We must comply with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use hazardous chemicals and biological materials in certain aspects of our business and are subject to a variety of U.S. federal, state and local laws and regulations governing the use, generation, manufacture, distribution, storage, handling, treatment and disposal of these materials. Although we believe our safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials. In the event of contamination or injury, or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources, including any available insurance.

Risks Relating to this Offering and Ownership of Our Common Stock

Our stock price will likely continue to be volatile and an active, liquid and orderly trading market may not develop for our common stock. As a result you may not be able to resell your shares at or above your purchase price.

The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

•	the development status of our product candidates and when our products receive regulatory approval;

•	the results of our preclinical studies and clinical trials;

•	performance of third parties on whom we rely to manufacture our products, product components and product candidates, including their ability to comply with regulatory requirements;

•	the success of, and fluctuation in, the sales of our product candidates, if approved;

•	our execution of our sales and marketing, manufacturing and other aspects of our business plan;

•	results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	our announcement of significant contracts, acquisitions, or capital commitments;

•	announcements by our competitors of competing products or other initiatives;

•	announcements by third parties of significant claims or proceedings against us;

•	regulatory and reimbursement developments in the United States and abroad;

•	future sales of our common stock;

•	additions or departures of key personnel; and

•	general domestic and international economic conditions unrelated to our performance.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s attention and resources.

Prior to our initial public offering in February 2016, there was no public market for shares of our common stock. The listing of our common stock on The NASDAQ Global Market does not assure that a meaningful, consistent and liquid trading market exists. Although our common stock is listed on The NASDAQ Global Market, trading volume in our common stock has been limited and an active trading market for our shares may never develop or be sustained. If an active market for our common stock does not develop, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future, or impair our ability to license or acquire other product candidates, businesses or technologies using our shares as consideration.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our principal stockholders have and will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this offering it is anticipated that our executive officers, directors and principal stockholders and their affiliates beneficially own or control, directly or indirectly, approximately 59.7% of the outstanding shares of our common stock, or 58.2% if the underwriters’ option to purchase additional shares is exercised in full. In addition, certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and by-laws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for shares of our common stock, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours.

See “Principal Stockholders” below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

The assumed offering price of shares of our common stock is substantially higher than the as adjusted net tangible book value per outstanding share of our common stock. You will incur immediate and substantial dilution of $11.24 per share in the as adjusted net tangible book value of shares of our common stock, based on an assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of liquidation. Further, investors purchasing shares of our common stock in this offering will contribute approximately 24.3% of the total amount invested by stockholders since our inception, but will own, as a result of such investment, only 18.2% of shares of our common stock outstanding immediately following this offering. In addition, we have outstanding options and a warrant with exercise prices significantly below the assumed offering price. To the extent outstanding options and the warrant are ultimately exercised, there will be further dilution of the common stock sold in this offering.

Future sales, or the expectation of future sales, of a substantial number of our common shares could depress the trading price of our common stock.

If we or our stockholders sell substantial amounts of shares of our common stock in the public market or if the market anticipates that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Pursuant to our 2016 Stock Option and Incentive Plan, or the 2016 Plan, our board is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under the 2016 Plan automatically increases each year by up to 3% of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors or compensation committee to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2016 Plan each year. If our board of directors or compensation committee elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

A significant portion of our total outstanding shares may be sold into the market. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market believes that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly.

The holders of a significant portion of shares of our common stock, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is believed that they will be sold, in the public market, the trading price of our common stock could decline.

Actual or potential sales of our common stock by our employees, including our executive officers, pursuant to pre-arranged stock trading plans could cause our stock price to fall or prevent it from increasing for numerous reasons, and actual or potential sales by such persons could be viewed negatively by other investors.

In accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and our policies regarding stock transactions, our employees and executive officers may adopt stock trading plans pursuant to which they have arranged to sell shares of our common stock from time to time in the future. Generally, sales under such plans by our executive officers and directors require public filings. Actual or potential sales of our common stock by such persons could cause the price of our common stock to fall or prevent it from increasing for numerous reasons. For example, a substantial number of shares of our common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing. Also, actual or potential sales by such persons could be viewed negatively by other investors.

We have broad discretion in the use of our existing cash, including the net proceeds we receive from this offering, and may not use them effectively or may use them in a way with respect to which stockholders do not approve.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of shares of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of shares of our common stock to decline and delay the development of our product candidates. We may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of shares of our common stock to decline.

As an “emerging growth company,” we are allowed to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or SEC. This reduced disclosure could make our common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we are an “emerging growth company” and could remain an “emerging growth company” for more than five years. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of section 404(b) of Sarbanes-Oxley;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive for relying on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a public reporting company, we are and will be subject to rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding our internal control over financial reporting. We may not complete improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock could decline and you could lose all or part of your investment.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the PCAOB. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2016 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an “emerging growth company” for more than five years. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting once we cease to be an emerging growth company, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures as well as internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are and will be met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Operating as a public company has significantly increased our costs and requires our management to devote substantial time to compliance efforts.

As a public company, we are incurring and will continue to incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. The Dodd-Frank Act and the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and The NASDAQ Stock Market, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. We expect that we will need to hire additional accounting, finance and other personnel in connection with our efforts to comply with the requirements of being a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our business, results of operations and financial condition.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws and the Delaware General Corporation Law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

•	provide that directors can be removed only for cause, and then only by a supermajority stockholder vote;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

•	require majority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors;

•	prohibit stockholder action by written consent;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated by-laws, subject to any limitations set forth therein;

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation; and

•	require supermajority votes of the holders of our common stock to amend our amended and restated by-laws, unless such amendments have been recommended to the stockholders, in which case only a majority vote is necessary.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We currently expect to retain all future earnings, if any, for future operations, expansion and repayment of debt and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our by-laws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our by-laws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders (including beneficial owners), which may discourage such lawsuits against us and our directors, officers, other employees or stockholders (including beneficial owners). Alternatively, if a court were to find the choice of forum provision contained in our by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our use of the net proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

•	our ability to obtain and maintain regulatory approval of PTI-428 for any indication, and the labeling under any approval we may obtain;

•	the timing of initiation and completion of clinical trials of PTI-428 and our other product candidates;

•	intense competition in the CF market and the ability of our competitors, many of whom have greater resources than we do, to offer different, better or lower cost therapeutic alternatives than our product candidates;

•	anticipated regulatory developments in the United States and foreign countries;

•	anticipated developments with respect to, and the commercial availability of, CFTR modulators with which PTI-428 is intended to be administered, including Vertex’s ivacaftor and lumacaftor;

•	our plans to develop and commercialize PTI-428 and our combination solutions, including PTI-NC-733, including expected preclinical and clinical results and timing;

•	our ability to obtain and maintain intellectual property protection for our proprietary assets;

•	the size and growth of the potential markets for PTI-428 and our combination solutions, and our ability to serve those markets;

•	the rate and degree of market acceptance of PTI-428 and our combination solutions for any indication;

•	our ability to obtain additional financing; and

•	the loss of key scientific or management personnel.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $59.7 million, or $68.7 million if the underwriters fully exercise their option to purchase additional shares, assuming an offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, would increase or decrease the net proceeds to us from this offering by $4.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this offering by $14.2 million, assuming no change in the assumed offering price and after deducting estimated underwriting discounts and commissions.

We are undertaking this offering in order to increase our liquidity. We anticipate that we will use the net proceeds received by us in this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $17 million to advance PTI-428 as a treatment for CF as part of ongoing Phase 1 clinical trials and through the completion of the Phase 2 clinical trial;

•	approximately $26 million to advance PTI-801 and PTI-808 as treatments for CF through the completion of Phase 1 and 2 clinical trials and PTI-NC-733 as a treatment for CF through the completion of a Phase 2 clinical trial;

•	approximately $6 million to continue to advance and to expand our research and development of our product candidates in CF and other indications and for the Usp14 and UPR programs; and

•	the remainder for working capital and other general corporate purposes, which will include funding for the hiring of additional personnel, capital expenditures and the continuing costs of operating as a public company.

To the extent that our actual net proceeds from this offering are insufficient to fund this allocation, we intend to prioritize expenditures related to our working capital needs and advancing PTI-428 through Phase 1 and into Phase 2 clinical trials.

The amount spent and the timing of expenditures for these purposes may vary significantly and will depend on a number of factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “PTI” since February 11, 2016. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low
First Quarter (from February 11, 2016 to March 31, 2016)	$13.99	$5.27
Second Quarter (from April 1, 2016 to June 30, 2016)	$20.47	$8.80
Third Quarter (from July 1, 2016 to September 1, 2016)	$20.63	$10.03

On September 1, 2016, the closing price of our common stock as reported on The NASDAQ Global Market was $15.10 per share. As of the date of this prospectus, we had approximately 34 record holders of our common stock (not including beneficial owners whose shares are held in street name).

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016:

•	On an actual basis; and

•	On an adjusted basis to give effect to our issuance and sale of 4,250,000 shares of our common stock in this offering at an assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2016
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$42,642	$102,317

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	$—	$—
Common stock, $0.001 par value; 125,000,000 shares authorized, 19,139,486 shares issued and outstanding, actual; 125,000,000 shares authorized, 23,389,486 shares issued and outstanding, as adjusted	20	23
Additional paid-in capital	167,855	227,527
Accumulated deficit	(137,262)	(137,262)

Total stockholders’ equity	30,613	90,288

Total capitalization	$30,613	$90,288

A $1.00 increase or decrease in the assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an adjusted basis by $4.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by $14.2 million, assuming no change in the assumed offering price and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	1,751,524 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $6.64 per share;

•	14,800 shares of our common stock issuable upon the exercise of a warrant outstanding as of June 30, 2016 to purchase common stock at an exercise price of $10.81 per share;

•	1,284,444 shares of our common stock available for future issuance under our 2016 Stock Option and Incentive Plan; and

•	138,757 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2016 was $30.6 million, or $1.60 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 19,139,486 shares of our common stock outstanding as of June 30, 2016.

After giving further effect to our issuance and sale of 4,250,000 shares of our common stock in this offering at an assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2016 would have been $90.3 million, or $3.86 per share. This represents an immediate increase in as adjusted net tangible book value per share of $2.26 to existing stockholders and immediate dilution of $11.24 per share in as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed offering price per share		$15.10
Historical net tangible book value per share as of June 30, 2016	$1.60
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	2.26

As adjusted net tangible book value per share after this offering		3.86

Dilution per share to new investors participating in this offering		$11.24

A $1.00 increase or decrease in the assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, would increase or decrease our as adjusted net tangible book value by $4.0 million, our as adjusted net tangible book value per share after this offering by $0.17 and dilution per share to new investors purchasing shares in this offering by $0.83, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share after this offering by $0.42 and decrease the dilution per share to new investors participating in this offering by $0.42, assuming no change in the assumed offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by $0.46 and increase the dilution per share to new investors participating in this offering by $0.46, assuming no change in the assumed offering price and after deducting estimated underwriting discounts and commissions.

If the underwriters fully exercise their option to purchase 637,500 additional shares, our as adjusted net tangible book value per share after this offering would be $4.13 per share, representing an immediate increase in as adjusted net tangible book value per share of $2.53 to existing stockholders and immediate dilution of $10.97 in as adjusted net tangible book value per share to new investors purchasing common stock in this offering, assuming an offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2016, on an as adjusted basis described above, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	19,139,486	81.8%	$199,681,587	75.7%	$10.43
New investors	4,250,000	18.2	64,175,000	24.3	$15.10

Total	23,389,486	100.0%	$263,856,587	100.0%

A $1.00 increase or decrease in the assumed offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, would increase or decrease the total consideration paid by new investors by $4.3 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.2 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.2 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $15.1 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 4.1 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 4.6 percentage points, assuming no change in the assumed offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is fully exercised, the number of shares of our common stock held by existing stockholders would be reduced to 79.7% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 20.3% of the total number of shares of our common stock outstanding after this offering.

The table above is based on 19,139,486 shares of common stock outstanding as of June 30, 2016 and excludes:

•	1,751,524 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $6.64 per share;

•	14,800 shares of our common stock issuable upon the exercise of a warrant outstanding as of June 30, 2016 to purchase common stock at an exercise price of $10.81 per share;

•	1,284,444 shares of our common stock available for future issuance under our 2016 Stock Option and Incentive Plan; and

•	138,757 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

If additional shares are issued in connection with the exercise of outstanding stock options or the warrant, if new stock options are issued under our equity incentive plan, or if we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 from our audited financial statements appearing at the end of this prospectus. We have derived the balance sheet data as of December 31, 2013 from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2016 and the balance sheet data as of June 30, 2016 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$1,141	$5,150	$4,312	$1,877	$2,609

Operating expenses:
Research and development(1)	12,976	16,744	22,524	10,479	14,280
General and administrative(1)	3,747	4,089	6,322	3,030	5,416

Total operating expenses	16,723	20,833	28,846	13,509	19,696

Loss from operations	(15,582)	(15,683)	(24,534)	(11,632)	(17,087)
Interest income	1	1	—	—	20
Interest expense	—	(199)	(599)	(410)	—
Other income (expense), net	(139)	109	93	(317)	23

Net loss	(15,720)	(15,772)	(25,040)	(12,359)	(17,044)
Modification of Series A preferred stock	—	(6,037)	11,481	10,565	—
Modification of Series B preferred stock	—	—	(26)	—	—
Accruing dividends on preferred stock	(6,887)	(7,837)	(9,724)	(4,239)	(1,378)

Net loss attributable to common stockholders	$(22,607)	$(29,646)	$(23,309)	$(6,033)	$(18,422)

Net loss per share attributable to common stockholders—basic and diluted(2)	$(53.87)	$(63.74)	$(42.14)	$(11.10)	$(1.23)

Weighted average common shares outstanding—basic and diluted(2)	420	465	553	543	14,953

(1)	Includes stock-based compensation expense, as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Research and development	$152	$161	$72	$(61)	$232
General and administrative	163	113	400	99	573

	$315	$274	$472	$38	$805

(2)	See Note 13 to our annual financial statements and Note 8 to our interim financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	December 31,			June 30, 2016
	2013	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,594	$8,793	$13,844	$42,642
Working capital(1)	2,852	4,554	5,106	32,586
Total assets	7,215	11,782	18,690	44,753
Preferred stock warrant liability	40	120	110	—
Convertible promissory notes, including accrued interest	—	10,199	—	—
Convertible preferred stock	75,890	86,859	112,292	—
Total stockholders’ equity (deficit)	(73,726)	(95,084)	(108,102)	30,613

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an innovative biopharmaceutical company committed to the discovery and development of novel therapeutics that treat diseases caused by an imbalance in the proteostasis network, a set of pathways that control protein biosynthesis, folding, trafficking and clearance. Leveraging our unique and comprehensive expertise of the proteostasis network, we have developed the Disease Relevant Translation, or DRT, technology platform, a validated drug screening approach for identifying highly translatable therapeutics based on predictive and functionally pertinent phenotypic assays and disease relevant models. Using this proprietary platform, we identified a new class of small molecules, which we call amplifiers, that modulate proteins in the proteostasis network. Our initial therapeutic focus is on cystic fibrosis, or CF, which is caused by defects in the cystic fibrosis transmembrane conductance regulator, or CFTR, protein and insufficient CFTR protein function. We are initially developing and intend to commercialize our lead product candidate, PTI-428, to improve CFTR protein function.

Our lead product candidate PTI-428 is an orally bioavailable CFTR modulator belonging to the amplifier class. CFTR modulators are compounds that affect the folding, trafficking and clearance of CFTR protein and can be classified according to the ways in which they affect CFTR protein. Amplifiers, which include PTI-428, are CFTR modulators that selectively increase the amount of the unfolded form of CFTR protein to provide additional substrate for other CFTR modulators, such as certain correctors and potentiators, to act upon. Using industry-standard in vitro studies, we have confirmed that co-administration of PTI-428 with other CFTR modulators significantly improves the in vitro CFTR protein activity achieved by those CFTR modulators alone.

In December 2015, the investigational new drug application, or IND, that we submitted to the U.S. Food and Drug Administration, or FDA, for a Phase 1 clinical trial to evaluate our PTI-428 product candidate became effective. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include single ascending dose, or SAD, multiple ascending dose, or MAD, and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a drug-drug interaction, or DDI, cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by forced expiratory volume in one second, or FEV1, after four weeks of dosing. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data also expected to be available in the first half of 2017.

We are leveraging our DRT technology platform and other expertise to design and develop our own correctors and potentiators that are optimized to work more synergistically with PTI-428 than third-party CFTR modulators. There is significant potential for improvement in clinical outcomes beyond existing treatments and therapies presently in clinical development for the treatment of CF. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

In addition to PTI-428 and our other proprietary drug candidates for the treatment of CF, which we refer to as our CF program, our product pipeline includes our product candidate PTI-NC-733, a novel combination of our proprietary CFTR modulators, and two programs that we have partnered with major pharmaceutical companies for indications with large patient populations. The Usp14 program with Biogen New Ventures Inc. (formerly Biogen Idec New Ventures Inc.), or Biogen, is intended to enhance the clearance of misfolded aggregation-prone proteins in neurodegenerative diseases, such as in Alzheimer’s and Parkinson’s disease. We have announced the achievement of our initial preclinical milestone in July 2014, and we continue to make progress in seeking orally available, potent, selective and brain-penetrant inhibitors of Usp14 as candidates for evaluation in the IND-enabling safety assessment studies required for transition to the clinic. The unfolded protein response, or UPR, program with Astellas Pharma Inc., or Astellas, is intended to reduce the accumulation of unfolded proteins in the endoplasmic reticulum, which is observed in many diseases caused by an imbalance in the proteostasis network and characterized by defects in protein folding, trafficking and clearance, including genetic, neurodegenerative and retinal degenerative diseases. We announced the achievement of a preclinical milestone in August 2016 in our collaboration with Astellas. We are presently using our DRT technology platform to identify selective UPR activators and plan to initiate preclinical development in 2017.

Since our inception in 2006, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development activities for our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date with proceeds from the sale of preferred stock, the issuance of convertible promissory notes, proceeds from our initial public offering in February 2016 and, to a lesser extent, payments received in connection with collaboration agreements and a research grant.

On February 10, 2016, we completed an initial public offering, or IPO, of our common stock and issued and sold 6,250,000 shares of common stock at a public offering price of $8.00 per share, resulting in net proceeds of approximately $42.5 million after deducting underwriting discounts and commissions and other offering expenses. Upon the listing of our common stock on The NASDAQ Global Select Market, or NASDAQ, on February 11, 2016, all outstanding shares of our convertible preferred stock automatically converted into 9,699,600 shares of our common stock and 2,590,742 common shares were issued for payment of $36.0 million of accruing dividends due to the holders of Series A preferred stock.

Since our inception, we have incurred significant operating losses. Our net losses were $15.7 million, $15.8 million and $25.0 million for the years ended December 31, 2013, 2014 and 2015, respectively, and $12.4 million and $17.0 million for the six months ended June 30, 2015 and 2016, respectively. As of June 30, 2016, we had an accumulated deficit of $137.3 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

•	expand clinical trials for PTI-428;

•	seek regulatory approval for our product candidates;

•	hire personnel to support our product development, commercialization and administrative efforts; and

•	advance the research and development efforts of our DRT technology platform and other product candidates.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, we expect to incur additional costs going forward associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of public or private equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2016, we had cash and cash equivalents of $42.6 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2018. If this offering is not completed as planned, we expect that our ability to defer or eliminate as necessary certain discretionary expenditures, including variable operating costs, spending on non-core research programs and commencement of certain studies, together with our cash and cash equivalents as of June 30, 2016, will be sufficient to fund our operating expenses and capital expenditure requirements through the second quarter of 2017. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Components of our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. All of our revenue to date has been derived from our collaboration agreements with Astellas, Biogen and Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, and our research grant contract with the Michael J. Fox Foundation, or MJFF.

Under the CFFT collaboration agreement, we recognized revenue of $2.6 million and $0.7 million for the years ended December 31, 2014 and 2013, respectively. We recognized revenue under this agreement over the two non-consecutive research terms, which ran from March 2012 to March 2013 and from January 2014 to December 2014, as we provided research services under the arrangement. We will not recognize any additional revenue under this arrangement in the future as all services had been completed by December 31, 2014.

Under the MJFF research grant, we recognized revenue of $0.2 million and $0.3 million for the years ended December 31, 2014 and 2013, respectively. We recognized the revenue from this grant over the one-year term of the arrangement, which commenced in May 2013. We will not recognize any additional revenue under this arrangement in the future as all services had been completed by May 2014.

Under the Astellas collaboration agreement entered into in November 2014, we recognized no revenue for the year ended December 31, 2014, as none of the research services had commenced as of that date, and we recognized revenue of $1.3 million for the year ended December 31, 2015. We recognized revenue of $1.2 million and $0.4 million for the six months ended June 30, 2016 and 2015, respectively. We recognize revenue from all upfront payments, research funding payments, non-substantive milestone payments and reimbursements of third-party costs under this arrangement, together as a single unit, over the three and a half-year research term, which commenced in January 2015, with a cumulative catch-up for the elapsed portion of the research services being recognized at the time any non-substantive milestone payment or other consideration is earned. Amounts recorded as deferred revenue under the Astellas collaboration agreement totaled $3.0 million and $3.2 million as of June 30, 2016 and December 31, 2015, respectively.

In May 2016, we entered into a fourth amendment, effective as of January 31, 2016, to the Collaboration and License Agreement with Astellas Pharma, Inc. In connection with such amendment, in June 2016 we received a payment of $1.0 million to conduct certain experiments during the period from February 1, 2016 through July 31, 2016. During this period, we did not receive any other payment or reimbursement under the agreement. The payment is being recognized over research term of the agreement with a cumulative catch-up for the elapsed portion of the research term being recognized at the time any such payments are earned. In July 2016, we entered into a fifth amendment, effective as of July 31, 2016, to the Collaboration and License Agreement with Astellas Pharma, Inc. as a result of achieving a preclinical milestone and progressing to the optimization phase. The amendment provides for the Joint Research Committee to evaluate the progress at various intervals throughout the optimization phase.

Under the Biogen collaboration agreement, we recognized revenue of $3.0 million, $2.4 million and $0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively, and $1.4 million and $1.5 million for the six months ended June 30, 2016 and 2015, respectively. We recognize revenue from all upfront license payments, research funding payments, non-substantive milestone payments and reimbursements of third-party costs under this arrangement, together as a single unit, over the four-year research term, which commenced in December 2013, with a cumulative catch-up for the elapsed portion of the research services being recognized at the time any non-substantive milestone payment or other consideration is earned. Amounts recorded as deferred revenue under the Biogen collaboration agreement totaled $3.8 million and $5.1 million as of June 30, 2016 and December 31, 2015, respectively. In December 2015, we commenced the third year of the research term under the Biogen collaboration agreement. Under the original terms of the agreement, beginning in the third year and continuing through the fourth year of the research term, we are entitled to receive reimbursement of costs incurred for actual full-time equivalent employees conducting research under the Biogen agreement. During the first two years of the research term, we received research funding payments on a guaranteed basis in the amount of $4.0 million.

We expect that any future revenue recognized under the collaboration agreements will fluctuate from quarter to quarter as a result of the uncertain timing of future milestone payments and the uncertain quantity of our research services provided from quarter to quarter. Further, subject to the terms and conditions of our collaboration agreements, our collaborators have certain unilateral rights to discontinue their participation in the research activities and, as a result, future payments to us under the agreements.

Operating Expenses

Research and Development Expenses

Research and development expenses, which include costs of research services incurred in connection with our collaboration agreements and research grant, consist primarily of costs incurred in connection with the discovery and development of our product candidates, which include:

•	employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical development of our product candidates and under agreements with contract research organizations, or CROs;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies; and

•	payments made under third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors and CROs in connection with our preclinical development activities. We do not allocate employee costs, costs associated with our platform technology and facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. We use internal resources to manage our preclinical development activities and perform data analysis for such activities. These employees work across multiple development programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by development program:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
CF	$1,709	$4,417	$8,566	$3,400	$7,947
Usp14	1,690	2,580	2,595	1,894	141
UPR	17	423	995	259	644
Unallocated expenses	9,560	9,324	10,368	4,926	5,548

Total research and development expenses	$12,976	$16,744	$22,524	$10,479	$14,280

We expect that our expenses will increase substantially in connection with our ongoing preclinical development activities and our clinical trials. At this time, we cannot reasonably estimate the costs for completing the clinical development of PTI-428 for the treatment of CF or the cost associated with the development of any of our other product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Other Income (Expense), Net

Interest Income. Interest income consists primarily of interest income earned on cash. Our interest income has not been significant due to nominal cash balance and low interest earned on the cash balance.

Interest Expense. Interest expense consists of interest accrued on $15.0 million in convertible promissory notes we issued during 2015 and 2014, all of which notes and accrued interest were converted into Series B preferred stock in September 2015.

Other Income (Expense), Net. Other income (expense), net consists primarily of the gains or losses associated with the changes in the fair values of our preferred stock warrant liability and our derivative liability. We previously issued a warrant for the purchase of our Series A preferred stock that we believed was a financial instrument that could have required a transfer of assets because of the redemption features of the underlying stock. Therefore, we classified this warrant as a liability and remeasured the warrant to fair value at each reporting period, and we recorded the changes in the fair value as a component of other income (expense), net. Upon the closing of our initial public offering in February 2016, the underlying convertible preferred stock was converted into common stock, the preferred stock warrant became exercisable for common stock instead of preferred stock, and the fair value of the warrant liability was reclassified to additional paid-in capital. The derivative liability relates to a cash settlement option associated with the change of control provision in our

CFFT collaboration agreement, which meets the definition of a derivative. Therefore, we have classified this derivative as a liability that we remeasure to fair value at each reporting period, and we record the changes in the derivative liability as a component of other income (expense), net.

Income Taxes

Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2015, we had federal and state net operating loss carryforwards of $102.1 million and $88.6 million, respectively, which begin to expire in 2026 and 2030, respectively. As of December 31, 2015, we also had federal and state research and development tax credit carryforwards of $3.6 million and $2.2 million, respectively, which begin to expire in 2027 and 2025, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition. Accordingly, we recognize revenue for each unit of accounting when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.

We record as deferred revenue any amounts received prior to satisfying the revenue recognition criteria.

Deferred revenue not expected to be recognized within the next twelve months is reported as non-current deferred revenue.

Collaborative Research and License Agreements

The terms of these agreements contain multiple deliverables, which may include licenses and research and development activities. The arrangement consideration from these agreements may include nonrefundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified milestones, and royalty payments based on product sales derived from the collaboration.

We evaluate multiple-element arrangements based on the guidance in ASC Topic 605-25, Revenue Recognition—Multiple-Element Arrangements, or ASC 605-25. Pursuant to the guidance in ASC 605-25, we evaluate multiple-element arrangements to determine (1) the deliverables included in the arrangement and

(2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires us to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that the delivered item has value to the customer on a standalone basis and, if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. In assessing whether an item has standalone value, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. We determine the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, we determine the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, or VSOE, of selling price, if available; third-party evidence, or TPE, of selling price if VSOE is not available; or best estimate of selling price, or BESP, if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price as we generally do not have VSOE or TPE of selling price for our units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, we consider applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

We recognize arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of the our research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period we are expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then we recognize revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date. At the inception of an arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (1) the consideration is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from our performance to achieve the milestone, (2) the consideration relates solely to past performance, and (3) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. Accordingly, pursuant to the guidance of ASC Topic 605-28, Revenue Recognition—Milestone Method, or ASC 605-28, revenue from milestone payments will be recognized in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up being for the elapsed portion of the research term, assuming all other revenue recognition criteria are met.

Research Grant Contracts

Under these contracts, we are typically compensated for specific research or development activities. We recognize revenue as the activities specified under the research grant contracts are performed and all of the revenue recognition criteria in ASC 605 are satisfied.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met. However, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the preclinical development activities;

•	contract manufacturers in connection with the production of preclinical and clinical trial materials;

•	CROs in connection with preclinical studies; and

•	investigative sites in connection with clinical trials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock option awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We measure stock-based awards granted to consultants and non-employees based on the fair value of the award on the date at which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, we remeasure the fair value of these awards using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We do not recognize compensation expense for awards with performance-based vesting conditions granted to consultants and non-employees for which satisfaction of the performance conditions is not solely within the control of the holder until the performance conditions have been met.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Until February 11, 2016, we were a private company and we lacked company-specific historical and implied volatility information. Accordingly, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of our options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options, while the expected term of our options granted to consultants and nonemployees has been determined based on the contractual term of the options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

Valuation of Preferred Stock Warrant Liability

We previously issued a freestanding warrant initially exercisable for shares of our Series A convertible preferred stock. This warrant was classified as a liability in the accompanying balance sheets prior to the completion of our IPO in February 2016, as the terms for liquidation of the underlying security were outside our control. The warrant was recorded at fair value using the Black-Scholes option pricing model with any changes in fair value being recognized in other income (expense), net in the accompanying statements of operations and comprehensive loss. We ceased the remeasurement of the fair value of the convertible warrant liability upon the conversion of the warrant to a common stock warrant, which occurred upon the completion of our IPO on February 11, 2016. Subsequent to such conversion, the warrant is classified as a component of stockholders’ equity and is no longer subject to remeasurement.

Valuation of Derivative Liability

We identified an embedded derivative resulting from the cash settlement option associated with the change of control provision in our CFFT collaboration agreement. Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as separate financial instruments. Therefore, we have classified this derivative as a liability that we remeasure to fair value at each reporting period, and we record the changes in the derivative liability as a component of other income (expense), net.

We use the Monte-Carlo simulation analysis, which incorporates assumptions and estimates to value the derivative instrument. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value of our common stock, expected term of the derivative instrument, expected volatility of the common stock price, risk-free interest rate, expected sales-based milestone payments, discount rate, probability of a change of control event, and the probability that the counterparty would elect to accept the alternative cash payment in lieu of its right to the future sales-based milestone payments. We determine the per share fair value of the underlying stock price by taking into consideration recent factors we deem relevant. We estimate the expected stock volatility based on the historical volatility of publicly traded peer companies for a one-year term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for a one-year term. We estimate the expected sales-based milestone payments based on four times the maximum research funding allowable under the CFFT collaboration agreement plus the expected achievement of certain milestones. We estimate the discount rate in the calculation of the present value of the expected future milestone payments based on expected returns of alternative investments of a similar type. We estimate the probability of a change of control event by taking into consideration recent developments.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering in February 2016 or until we no longer meet the other requirements for being an “emerging growth company,” whichever occurs first.

Results of Operations

Comparison of Six Months Ended June 30, 2015 and 2016

The following table summarizes our results of operations for the six months ended June 30, 2015 and 2016:

	Six Months Ended June 30,		Increase (Decrease)
	2015	2016
	(in thousands)
Revenue	$1,877	$2,609	$732

Operating expenses:
Research and development	10,479	14,280	3,801
General and administrative	3,030	5,416	2,386

Total operating expenses	13,509	19,696	6,187

Loss from operations	(11,632)	(17,087)	(5,455)
Interest income	—	20	20
Interest expense	(410)	—	410
Other income (expense), net	(317)	23	340

Net loss	$(12,359)	$(17,044)	$(4,685)

Revenue

Revenue was $2.6 million for the six months ended June 30, 2016, compared to $1.9 million for the six months ended June 30, 2015. The increase of $0.7 million was the result of an increase of $0.8 million of revenue recognized from our collaboration with Astellas partially offset by a decrease of $0.1 million of revenue recognized from our collaboration with Biogen.

Under our Astellas collaboration agreement, we recognized revenue of $1.2 million and $0.4 million for the six months ended June 30, 2016 and 2015, respectively. The increase in revenue from the Astellas collaboration in the 2016 period was primarily the result of the $1.0 million payment received under the fourth amendment of the agreement. Additionally, the increase is the result of the research term commencing in January 2015. Payments received under the agreement are recognized as revenue over the research term, with a cumulative catch-up for the elapsed research term being recognized at the time any such payments are earned. As a result, amortization of payments received after June 30, 2015 through the second quarter of 2016 were not included in revenue for the six months ended June 30, 2015 but are included in revenue for the six months ended June 30, 2016.

Under our Biogen collaboration agreement, we recognized revenue of $1.4 million and $1.5 million for the six months ended June 30, 2016 and 2015, respectively. The $1.4 million of revenue recognized for the six months ended June 30, 2016 was comprised of $0.8 million related to research funding payments, $0.4 million related to the upfront payment and $0.2 million related to the in vivo target validation milestone payment, all of which are being recognized as a single unit of accounting over the research term. For the six months ended June 30, 2015, the $1.5 million of revenue recognized was comprised of $0.9 million related to research funding payments, $0.4 million related to the upfront payment and $0.2 million related to the in vivo target validation milestone payment, all of which are being recognized as a single unit of accounting over the research term. In December 2015, we commenced the third year of the research term under the Biogen collaboration agreement. Under the terms of the agreement, beginning in the third year and continuing through the fourth year of the research term, we are entitled to receive reimbursement of costs incurred for actual full-time equivalent employees conducting research under the Biogen collaboration agreement. During the first two years of the research term, we received research funding payments on a guaranteed basis in the amount of $4.0 million. The change from a guaranteed fixed payment to reimbursement of actual costs incurred could result in a decline in future revenue recognized under the Biogen collaboration agreement in future periods if our actual costs incurred are less than the fixed payments received in prior periods.

Research and Development Expenses

Research and development expenses were $14.3 million for the six months ended June 30, 2016, compared to $10.5 million for the six months ended June 30, 2015. The increase of $3.8 million was primarily due to an increase of $4.6 million in costs incurred in advancing the preclinical development of our CF program, including activities supporting our Phase 1 clinical trial of PTI-428 which commenced during the first quarter of 2016. Additionally there was an increase of $0.8 million in personnel-related costs, of which $0.5 million was related to stock-based compensation expense. These increases were offset by a decrease of $1.8 million in costs incurred on our Usp14 program as we focused our resources on the clinical development of PTI-428. We do not allocate our research and development expenses related to specific areas of business functionality, such as personnel or facility related costs, to our breakdown of research and development expenses by development program.

General and Administrative Expenses

General and administrative expenses were $5.4 million for the six months ended June 30, 2016, compared to $3.0 million for the six months ended June 30, 2015. The increase of $2.4 million in general and administrative expenses was due to an increase of $1.6 million in professional fees primarily associated with our year-end audit and the filing of our annual report on Form 10-K, as well as other periodic SEC filings such as the proxy statement and the first quarter 10-Q, and to an increase of $0.6 million in personnel-related costs, including $0.5 million in stock-based compensation expense.

Interest Income

We recorded interest income for the six months ended June 30, 2016 of $20,000 as compared to no interest income for the six months ended June 30, 2015. The increase was due to interest earned on cash equivalents held during the six months ended June 30, 2016. There were no cash equivalents outstanding during the six months ended June 30, 2015.

Interest Expense

We recorded no interest expense for the six months ended June 30, 2016 as compared to $0.4 million for the six months ended June 30, 2015, respectively. The decrease was due to interest accrued on principal amount of our convertible promissory notes issued during 2014 and 2015, prior to the conversion of all of our outstanding convertible promissory notes and accrued interest thereon into shares of Series B preferred stock in September 2015.

Other Income (Expense), Net

We recorded other expense of $23,000 for the six months ended June 30, 2016 compared to $0.3 million other expense for the six months ended June 30, 2015. The $0.3 million net increase in other income was primarily due to the decrease in the fair value of our derivative liability during the second half of 2015, which itself was principally due to the decrease in the probability of a change of control event as we neared the completion of our IPO.

Comparison of the Years Ended December 31, 2014 and 2015

The following table summarizes our results of operations for the years ended December 31, 2014 and 2015:

	Year Ended December 31,		Increase (Decrease)
	2014	2015
	(in thousands)
Revenue	$5,150	$4,312	$(838)

Operating expenses:
Research and development	16,744	22,524	5,780
General and administrative	4,089	6,322	2,233

Total operating expenses	20,833	28,846	8,013

Loss from operations	(15,683)	(24,534)	(8,851)
Interest income	1	—	(1)
Interest expense	(199)	(599)	(400)
Other income (expense), net	109	93	(16)

Net loss	$(15,772)	$(25,040)	$(9,268)

Revenue

Revenue was $4.3 million for the year ended December 31, 2015, compared to $5.2 million for the year ended December 31, 2014. The decrease of $0.8 million was the result of a decrease of $2.6 million of revenue recognized from our collaboration with CFFT and a decrease of $0.2 million of revenue recognized from our MJFF research grant, partially offset by an increase of $1.3 million of revenue recognized from our collaboration with Astellas and an increase of $0.6 million of revenue recognized from our collaboration with Biogen.

Under our CFFT collaboration agreement, we recognized revenue of $0 and $2.6 million for years ended December 31, 2015 and 2014, respectively. The decrease of $2.6 million was the result of the completion of all services under the agreement by December 31, 2014.

Under our MJFF research grant, we recognized revenue of $0 and $0.2 million for the years ended December 31, 2015 and 2014, respectively. The decrease in revenue from the MJFF research grant was the result of the completion of the one-year term of the agreement in May 2014. As such, no revenue from the MJFF research grant was recognized during the year ended December 31, 2015.

Under our Biogen collaboration agreement, we recognized revenue of $3.0 million and $2.4 million for the years ended December 31, 2015 and 2014, respectively. The $3.0 million of revenue recognized for the year ended December 31, 2015 was comprised of $1.9 million related to research funding payments, $0.6 million related to the upfront payment and $0.5 million related to the $2.0 million in vivo target validation milestone payment, all of which are being recognized as a single unit of accounting over the research term. For the year ended December 31, 2014, the $2.4 million of revenue recognized was comprised of $1.4 million related to research funding payments, $0.5 million related to the upfront payment and $0.5 million related to a $2.0 million milestone payment earned in April 2014 upon achievement of the in vivo target validation milestone, all of which are being recognized as a single unit of accounting over the research term.

Under our Astellas collaboration agreement, we recognized revenue of $1.3 million and $0 for the years ended December 31, 2015 and 2014, respectively. The increase in revenue from the Astellas collaboration was the result of the research term commencing in January 2015.

Research and Development Expenses

	Year Ended December 31,		Increase (Decrease)
	2014	2015
	(in thousands)
Direct research and development expenses by program:
CF	$4,417	$8,566	$4,149
Usp14	2,580	2,595	15
UPR	423	995	572
Unallocated expenses:
Personnel related (including stock-based compensation)	6,093	6,165	72
Facility related	1,940	2,169	229
Other	1,291	2,034	743

Total research and development expenses	$16,744	$22,524	$5,780

Research and development expenses were $22.5 million for the year ended December 31, 2015, compared to $16.7 million for the year ended December 31, 2014. The increase of $5.8 million was primarily due to an increase of $4.1 million in costs incurred in advancing the preclinical development of our CF program, including activities supporting our submission to the FDA in November 2015 of an IND for our Phase 1 clinical trials of PTI-428 and a $0.6 million increase in costs incurred on our UPR program, a collaboration with Astellas. The overall increase in research and development expenses was also due to an increase in personnel-related costs of $0.1 million. This increase in personnel-related costs resulted from additional salary costs of $0.2 million due to an average increase in the headcount of research and development employees from year to year, partially offset by a decrease in stock-based compensation expense of $ 0.1 million. Further, facility-related and other general research and development expenses for activities not directly associated with our principal research and development programs increased $1.0 million as a result of a $0.5 million increase in the cost of services provided by CROs, an increase of $0.3 million in spending on general lab supplies due to increased activity in our laboratory, and an increase of $0.2 million in occupancy and other facility related costs.

General and Administrative Expenses

General and administrative expenses were $6.3 million for the year ended December 31, 2015, compared to $4.1 million for the year ended December 31, 2014. The increase of $2.2 million in general and administrative expenses was due to an increase of $1.3 million in professional fees primarily associated with our initial public offering an increase of $0.7 million in personnel-related costs, including $0.4 million in additional salary costs due to a net increase in average headcount from year to year and $0.3 million in stock-based compensation expense and an increase of $0.2 million in occupancy and other facility related costs.

Interest Expense

We recorded $0.6 million of interest expense for the year ended December 31, 2015, compared to $0.2 million for the year ended December 31, 2014. The increase was due to interest accrued on principal amount of our convertible promissory notes issued during 2015 and 2014, prior to the conversion of all of our outstanding convertible promissory notes and accrued interest thereon into shares of Series B preferred stock in September 2015.

Other Income (Expense), Net

We recorded other income of $0.1 million for both the year ended December 31, 2015 and the year ended December 31, 2014. Other income remained consistent from year to year.

Comparison of the Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations for the years ended December 31, 2013 and 2014:

	Year Ended December 31,		Increase (Decrease)
	2013	2014
	(in thousands)
Revenue	$1,141	$5,150	$4,009

Operating expenses:
Research and development	12,976	16,744	3,768
General and administrative	3,747	4,089	342

Total operating expenses	16,723	20,833	4,110

Loss from operations	(15,582)	(15,683)	(101)
Interest income	1	1	—
Interest expense	—	(199)	(199)
Other income (expense), net	(139)	109	248

Net loss	$(15,720)	$(15,772)	$(52)

Revenue

Revenue was $5.2 million for the year ended December 31, 2014, compared to $1.1 million for the year ended December 31, 2013. The increase of $4.0 million was the result of an increase of $2.3 million of revenue recognized from our collaboration with Biogen and an increase of $1.9 million of revenue recognized from our CFFT collaboration, partially offset by a decrease of $0.1 million of revenue recognized from our MJFF research grant.

Under our Biogen collaboration agreement, we recognized revenue of $2.4 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively. The $2.4 million of revenue recognized for the year ended December 31, 2014 was comprised of $1.4 million related to research funding payments, $0.5 million related to the upfront payment and $0.5 million related to a $2.0 million milestone payment earned in April 2014 upon achievement of the in vivo target validation milestone, all of which are being recognized as a single unit of accounting over the research term. For the year ended December 31, 2013, revenue recognized for the Biogen collaboration was $0.1 million as the agreement was effective for less than one month in 2013.

Under our CFFT collaboration agreement, we recognized revenue of $2.6 million and $0.7 million for the years ended December 31, 2014 and 2013, respectively. The increase of $1.9 million was due to the agreement having been amended in February 2014 such that CFFT agreed to provide additional funding during the year ended December 31, 2014.

Under our MJFF research grant, we recognized revenue of $0.2 million and $0.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease in revenue from the MJFF research grant was the result of the one-year term of the agreement that commenced in May 2013. As such, revenue was recognized for four months during the year ended December 31, 2014, compared to eight months during the year ended December 31, 2013.

Research and Development Expenses

	Year Ended December 31,		Increase (Decrease)
	2013	2014
	(in thousands)
Direct research and development expenses by program:
CF	$1,709	$4,417	$2,708
Usp14	1,690	2,580	890
UPR	17	423	406
Unallocated expenses:
Personnel related (including stock-based compensation)	5,253	6,093	840
Facility related	2,244	1,940	(304)
Other	2,063	1,291	(772)

Total research and development expenses	$12,976	$16,744	$3,768

Research and development expenses were $16.7 million for the year ended December 31, 2014, compared to $13.0 million for the year ended December 31, 2013. The increase of $3.8 million was primarily due to an increase of $2.7 million in the costs incurred on our CF program. This increase resulted from development work performed in connection with the amendment to our collaboration agreement with CFFT in February 2014. Additionally, there was an increase of $0.9 million in the costs incurred on the Usp14 program, a collaboration with Biogen, as the agreement underlying the program was in effect for the full year ended December 31, 2014 compared to less than one month during the year ended December 31, 2013. The overall increase in research and development expenses was also due to an increase of $0.8 million in personnel-related costs due to the increase in headcount of research and development employees to 37 employees as of December 31, 2014 from 33 employees as of December 31, 2013, and costs of $0.4 million incurred related to the UPR program. These increases were partially offset by a decrease of $0.6 million in costs associated with a program that was not continued in 2014, a decrease of $0.2 million in scientific advisory board costs as the size of the board was reduced and the contracts were renegotiated for lower rates during 2014, and a $0.3 million decrease in depreciation expense as many assets became fully depreciated during 2014.

General and Administrative Expenses

General and administrative expenses were $4.1 million for the year ended December 31, 2014, compared to $3.7 million for the year ended December 31, 2013. The increase of $0.4 million in general and administrative expenses was primarily due to an increase of $0.3 million in professional fees, including consulting, investor relations and legal fees, and an increase of $0.1 million associated with recruiting costs to meet our expanded staffing needs.

Interest Expense

We recorded interest expense of $0.2 million for the year ended December 31, 2014, compared to $0 for the year ended December 31, 2013. The increase was due to interest accrued on $10.0 million in principal amount of our convertible promissory notes issued during the year ended December 31, 2014.

Other Income (Expense), Net

We recorded other income, net of $0.1 million for the year ended December 31, 2014, compared to other expense, net of $0.1 million for the year ended December 31, 2013. The $0.2 million net increase in other income was due to an increase of $0.3 million related to the decline in the fair value of our derivative liability, partially offset by a decrease of $0.1 million related to the increase in the fair value of our preferred stock warrant liability. The decline in the fair value of our derivative liability was due primarily to a decline in the fair value of our common stock as a result of the modification to the conversion price of our preferred stock in September 2014. The increase in the fair value of our preferred stock warrant liability was primarily due to the increase in the fair value of the underlying Series A preferred stock and the shorter remaining contractual term of the warrant.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from our collaboration agreements and research grant. We have not yet commercialized any of our product candidates, which are in various phases of preclinical development, and we do not expect to generate revenue from sales of any product for several years, if at all. We have funded our operations to date with proceeds from the sale of common and preferred stock, the issuance of convertible promissory notes and, to a lesser extent, payments received in connection with collaboration agreements and a research grant. As of December 31, 2015, we had cash and cash equivalents of $13.8 million. As of June 30, 2016, we had cash and cash equivalents of $42.6 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cash used in operating activities	$(12,914)	$(8,659)	$(19,415)	$(6,586)	$(15,211)
Cash used in investing activities	(41)	(172)	(263)	(19)	(19)
Cash provided by (used in) financing activities	16	15,030	24,729	(316)	44,028

Net increase (decrease) in cash and cash equivalents	$(12,939)	$6,199	$5,051	$(6,921)	$28,798

Operating Activities.

During the six months ended June 30, 2016, operating activities used $15.2 million of cash, primarily resulting from our net loss of $17.0 million, partially offset by cash provided by changes in our operating assets and liabilities of $1.0 million and stock-based compensation expense of $0.8 million. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we had limited collaboration revenue in the period. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2016 consisted primarily of a $1.5 million increase in accounts payable, a $1.1 million increase in accrued expenses and a $0.8 million decrease in accounts receivable, which was the result of the payments made to us under the Biogen and Astellas collaboration agreements. The increases in accounts payable and accrued expenses were due to increased spending on our research and development programs as well as the timing of vendor invoicing and payments. These increases were partially offset by a $1.5 million decrease in deferred revenue related to our collaboration agreements and a $0.9 million decrease in other current assets.

During the six months ended June 30, 2015, operating activities used $6.6 million of cash, primarily resulting from our net loss of $12.4 million, partially offset by cash provided by changes in our operating assets and liabilities of $4.9 million and non-cash charges of $0.9 million. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we had limited collaboration and research grant revenue in the period. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2015 consisted primarily of a $3.0 million increase in deferred revenue related to our collaboration agreements, a $2.4 million increase in accounts payable, a $0.5 million increase in accrued expenses and a $0.1 million decrease in other current assets. The increases in accounts payable and accrued expenses were due to increased spending on our research and development programs as well as the timing of vendor invoicing and payments. These increases were partially offset by a $1.2 million increase in accounts receivable related to our collaboration agreements with Biogen and Astellas.

During the year ended December 31, 2015, operating activities used $19.4 million of cash, primarily resulting from our net loss of $25.0 million, partially offset by cash provided by changes in our operating assets and liabilities of $4.3 million and non-cash charges of $1.2 million. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we had limited collaboration and research grant revenue for the year. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2015 consisted primarily of a $2.7 million increase in deferred revenue related to our collaboration agreements, a $0.5 million decrease in accounts receivable, a $0.4 million increase in accounts payable, a $0.4 million increase in accrued expenses, a $0.2 million decrease in other assets and a $0.1 million decrease in other current assets. The increases in accounts payable and accrued expenses were due to increased spending on our research and development programs as well as the timing of vendor invoicing and payments and the decrease in accounts receivable was due to the timing of payments received under our collaboration agreements.

During the year ended December 31, 2014, operating activities used $8.7 million of cash, primarily resulting from our net loss of $15.8 million, partially offset by non-cash charges of $1.3 million and by cash provided by changes in our operating assets and liabilities of $5.8 million. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we had limited collaboration and research grant revenue in the year. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2014 consisted primarily of a $3.1 million increase in deferred revenue related to our collaboration agreements, a $1.3 million decrease in accounts receivable, which was primarily the result of payments received under the collaboration agreements, and a $1.2 million increase in accounts payable. The increase in accounts payable was due to increased spending associated with research and development programs as well as the timing of vendor invoicing and payments.

During the year ended December 31, 2013, operating activities used $12.9 million of cash, primarily resulting from our net loss of $15.7 million, partially offset by non-cash charges of $1.1 million and by cash provided by changes in our operating assets and liabilities of $1.7 million. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we had limited collaboration and research grant revenue in the year. Net cash provided by changes in our operating assets and liabilities during the year ended December 31, 2013 consisted primarily of a $2.5 million increase in deferred revenue related to our collaboration agreements, a $0.3 million increase accrued expenses, a $0.2 million decrease in other assets and a $0.1 million increase in accounts payable, all of which were partially offset by a $1.4 million increase in accounts receivable. The increase in accounts receivable was due to amounts due to us under the Biogen collaboration agreement. The increase in accrued expenses was due primarily to an increase in the accrual for payments due under a third-party license agreement.

Investing Activities.

During the six months ended June 30, 2016, we used $19,000 of cash in investing activities, consisting of $32,000 of cash used for purchases of property and equipment, offset by $13,000 of cash proceeds received for sales of property and equipment.

During the six months ended June 30, 2015, we used $19,000 of cash in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2015, we used $0.3 million of cash in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2014, we used $0.2 million of cash in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2013, we used $41,000 of cash in investing activities, consisting of purchases of property and equipment.

Financing Activities.

During the six months ended June 30, 2016, net cash provided by financing activities was $44.0 million, primarily resulting from gross proceeds of $46.5 million from the sale of common stock in connection with the initial public offering, partially offset by payments of $2.5 million of initial public offering costs.

During the six months ended June 30, 2015, net cash used in financing activities was $0.3 million as a result of payments of $0.4 million of initial public offering costs, partially offset by $0.1 million received from the exercise of stock options.

During the year ended December 31, 2015, net cash provided by financing activities was $24.7 million, primarily resulting from net proceeds of $21.1 million from the sale of Series B preferred stock and proceeds of $5.0 million from the issuance of convertible promissory notes, partially offset by payments of $1.5 million of initial public offering costs.

During the year ended December 31, 2014, net cash provided by financing activities was $15.0 million as a result of $10.0 million of proceeds received from our issuance of convertible promissory notes, $4.9 million of proceeds received from the issuance of Series A preferred stock, and $0.2 million of proceeds received from the exercise of stock options, all of which were partially offset by payments of $0.1 million for issuance costs of the convertible promissory notes.

During the year ended December 31, 2013, net cash provided by financing activities was insignificant.

Operating Capital Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates in development. In addition, we expect to incur additional costs associated with operating as a public company.

Our expenses will also increase as we:

•	pursue the clinical development of our most advanced product candidates, including PTI-428;

•	continue the research and development of our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any of our product candidates that successfully complete clinical development;

•	develop and expand our sales, marketing and distribution capabilities for our product candidates for which we obtain marketing approval;

•	scale up our manufacturing processes and capabilities to support our ongoing preclinical activities and clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company; and

•	increase our product liability and clinical trial insurance coverage as we continue to initiate and advance our clinical trials and commercialization efforts.

As of June 30, 2016, we had cash and cash equivalents of $42.6 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2018. If this offering is not completed as planned, we expect that our ability to defer or eliminate as necessary certain discretionary expenditures, including variable operating costs, spending on non-core research programs and commencement of certain studies, together with our cash and cash equivalents as of June 30, 2016, will be sufficient to fund our operating expenses and capital expenditure requirements through the second quarter of 2017. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the number and characteristics of the product candidates we pursue;

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

•	the timing of, and costs involved in, manufacturing our drug candidates and any drugs we successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	delays that may be caused by changing regulatory requirements;

•	cost and timing of hiring new employees to support our continued growth;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

Until such time, if ever, as we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaboration agreements, other third-party funding, strategic alliances, licensing arrangements or marketing and distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2015 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period(3)
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease commitments(1)	$3,233	$1,326	$1,907	$—	$—
Research commitments(2)	626	626	—	—	—

Total	$3,859	$1,952	$1,907	$—	$—

(1)	Amounts in the table reflect payments due for our lease of office and laboratory space in Cambridge, Massachusetts under an operating lease agreement that, as amended, expires in May 2018.
(2)	We have research and development agreements with vendors to provide us with chemists, research scientists and testing services to assist in our research and development efforts. We are committed to a set number of chemists and research scientists and certain contracted testing services under these agreements that expired March 31, 2016.
(3)	On May 25, 2016, we entered into a letter agreement with Stelios Papadopoulos pursuant to which we engaged Dr. Papadopoulos to provide us ongoing consulting services. The term of the agreement ends on April 1, 2019 unless earlier terminated by either party. Pursuant to the terms of the agreement, Dr. Papadopoulos is entitled to receive a consulting fee of up to approximately $2.5 million, to be paid in equal installments of $210,000 per quarter. Each quarterly installment is payable, in our sole discretion, in cash, in shares of our common stock, or by any combination of the foregoing. In addition, in the event that we enter into a consolidation, merger, business combination, reorganization, restructuring or similar transaction or other definitive agreement, we are required to pay Dr. Papadopoulos a fee equal to one percent of the aggregate value of such transaction.

Under various agreements, we will be required to make milestone payments and pay royalties and other amounts to third parties. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

Under a license agreement with Presidents and Fellows of Harvard College, or Harvard, we have agreed to make future milestone payments under the Harvard license agreement of up to $3.5 million upon achieving specified development and clinical milestones and up to $6.0 million upon achieving specified commercialization milestones with respect to any product developed utilizing any compound covered under the license agreement, if we exercise our co-development option under the Biogen collaboration agreement. If we do not exercise our co-development option under the Biogen collaboration agreement, the future development and clinical milestone payments we will owe under the Harvard license agreement increase to up to $15.4 million and the future commercialization milestone payments increase to up to $103.5 million. We have also agreed to pay Harvard tiered royalties, at rates in the single-digit percentages, on annual net sales of each developed product utilizing any compounds developed under this agreement. If we grant any sublicense rights under the license agreement, we are obligated to make sublicense milestone payments of up to $1.0 million. As of June 30, 2016, we had not developed a commercial product using the licensed technologies and no pre-commercialization milestones had been achieved.

Under the CFFT agreement, we have agreed to make future sales-based milestone payments (which the agreement refers to as royalties) to CFFT of up to $34.2 million upon achieving specified commercialization milestones with respect to the first of any product developed utilizing any compound covered under the collaboration agreement. We have also agreed to pay to CFFT royalties of a mid single-digit percentage, up to an aggregate of $22.8 million, on any amounts received by us from the sale, license or transfer to a third party of rights in the technology developed as a result of this collaboration. Any such royalty payments shall be credited against the first three sales-based milestone payments owed by us through the second anniversary of the first commercial sale of a product developed as a result of this collaboration. As of June 30, 2016, we had not developed a commercial product in connection with this collaboration, and we had not sold, licensed or transferred rights in the technology resulting from this collaboration to a third party.

We enter into contracts in the normal course of business with CROs for clinical trials, preclinical research studies and testing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our annual financial statements and Note 2 to our interim financial statements appearing at the end of this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

Our cash and cash equivalents as of June 30, 2016 consisted of money market funds. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

BUSINESS

Overview

We are an innovative biopharmaceutical company committed to the discovery and development of novel therapeutics that treat diseases caused by an imbalance in the proteostasis network, a set of pathways that control protein biosynthesis, folding, trafficking and clearance. Leveraging our unique and comprehensive expertise of the proteostasis network, we have developed the Disease Relevant Translation, or DRT, technology platform, a validated drug screening approach for identifying highly translatable therapeutics based on predictive and functionally pertinent phenotypic assays and disease relevant models. Using this proprietary platform, we identified a new class of small molecules, which we call amplifiers, that modulate proteins in the proteostasis network. Our initial therapeutic focus is cystic fibrosis, or CF, which is caused by defects in the cystic fibrosis transmembrane conductance regulator, or CFTR, protein and insufficient CFTR protein function. We are initially developing and, if approved, intend to commercialize our lead product candidate, PTI-428, to improve CFTR protein function.

There is presently no cure for CF. CF affects an estimated 70,000 to 100,000 patients worldwide with the vast majority of the identified patients residing in the United States, Canada, Europe and Australia. CF is a progressive disease and the most common fatal inherited disease among Caucasians. Without normal CFTR protein activity, thick mucus accumulates in vital organs, particularly the lungs, pancreas and gastrointestinal tract, and causes many complications, including respiratory infections, chronic lung inflammation, poor absorption of nutrients and in most cases, progressive respiratory failure. CF patients require lifelong treatment with multiple daily medications, hours of self-care, and frequent hospitalizations. In 2014, the median age of death in the United States from CF was 29 years.

Our lead product candidate PTI-428 is an orally bioavailable CFTR modulator belonging to the amplifier class. CFTR modulators are compounds that affect the folding, trafficking and clearance of CFTR protein and can be classified according to the ways in which they affect CFTR protein. Amplifiers, which include PTI-428, are CFTR modulators that selectively increase the amount of the unfolded form of CFTR protein, thereby providing additional substrate for other CFTR modulators, such as correctors and potentiators, to act upon. Correctors, such as lumacaftor or VX-661, are believed to improve protein folding and trafficking to enable abnormally folded CFTR protein to achieve some level of activity without repairing the actual protein. Potentiators, such as ivacaftor, are believed to increase the opening time of the CFTR protein channel resulting in higher ion flow across the cell membrane. Using industry-standard in vitro studies, we have demonstrated that co-administration of PTI-428 with these other CFTR modulators significantly improves the in vitro CFTR protein activity achieved by these CFTR modulators alone. Due to the unique ability of amplifiers to selectively increase the amount of the unfolded form of CFTR protein and its synergistic mechanism of action with certain other types of CFTR modulators, we believe that PTI-428 could become the anchor therapeutic agent for combination therapies comprising multiple classes of CFTR modulators for the treatment of CF.

With the recent advent of CFTR modulators, the CF treatment paradigm is shifting from palliative care, which addresses only the symptoms of CF, to disease-modifying agents that target the genetic mutations and protein dysfunction that cause the disease. We are developing and intend to commercialize PTI-428 for CF patients with an F508del mutation of the CFTR gene, the most common CFTR gene mutation. In the United States, approximately 87% of all CF patients have an F508del mutation of the CFTR gene, of which approximately 55% are homozygous (having two copies of the F508del mutation), and approximately 45% are heterozygous (having an F508del mutation and one other mutation).

Our analyses of published data by Vertex Pharmaceuticals Incorporated, or Vertex, of its CFTR modulators (the potentiator ivacaftor and the correctors lumacaftor and VX-661) and combinations thereof, show a strong correlation between the in vitro CFTR protein activity and lung function improvement. We have shown in vitro that PTI-428 increases the amount of available CFTR protein and, when combined with ivacaftor and either lumacaftor or VX-661, nearly doubles the CFTR protein activity in the cell compared to a combination of only ivacaftor and either lumacaftor or VX-661. In December 2015, the investigational new drug application, or IND, that we submitted to the U.S. Food and Drug Administration, or FDA, for a Phase 1 clinical trial to evaluate our PTI-428 product candidate became effective. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include single ascending dose, or SAD, multiple ascending dose, or MAD and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a drug-drug interaction, or DDI, cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by forced expiratory volume in one second, or FEV1, after four weeks of dosing. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data expected to be available in the first half of 2017.

We have exclusive worldwide commercial rights to PTI-428. Initially, we plan to pursue regulatory approval for PTI-428 in regions where ivacaftor and lumacaftor are commercially available. Given the well-characterized and clearly identified patient populations with CF in the United States, Canada, Europe and Australia, we plan to independently commercialize PTI-428 in those regions. Outside of those regions, we may seek a partner to commercialize our products. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement.

We are leveraging our DRT technology platform and other expertise to design and develop our own correctors and potentiators that are optimized to work synergistically with our drug candidates and show a higher combined effect compared to combinations with third-party CFTR modulators. Internal research with PTI-428 identified a number of novel proprietary correctors and potentiators that restored in vitro CFTR protein activity to normal levels in human bronchial epithelial, or HBE, cells homozygous for F508del. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates which, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. PTI-801 and PTI-808 demonstrated desirable drug-like properties in preclinical testing and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017, subject to satisfactory completion of our toxicology and other preclinical testing to support our IND applications. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428. Our internal drug discovery effort is ongoing, and our DRT technology platform has and continues to generate additional CFTR modulators of known and new pharmacological classes that are being further evaluated for their amenability for further development.

In addition, we have partnered with major pharmaceutical companies for indications with large patient populations. Our Usp14 program with Biogen New Ventures Inc. (formerly Biogen Idec New Ventures Inc.), or Biogen, is intended to enhance the clearance of misfolded aggregation-prone proteins in neurodegenerative diseases, such as in Alzheimer’s and Parkinson’s disease. We have announced the achievement of our initial preclinical milestone in July 2014, and we continue to make progress in seeking orally available, potent, selective and brain-penetrant inhibitors of Usp14 as candidates for evaluation in the IND-enabling safety assessment studies required for transition to the clinic. Our unfolded protein response, or UPR, program with Astellas Pharma Inc., or Astellas, is intended to reduce the accumulation of unfolded proteins in the endoplasmic reticulum, or ER, which is observed in many diseases caused by an imbalance in the proteostasis network and characterized by defects in protein folding, trafficking and clearance, including genetic, neurodegenerative and retinal degenerative diseases. In August 2016, we announced the achievement of a preclinical milestone by demonstrating that selective modulation of the UPR pathway is an effective disease-modifying approach in the treatment of multiple diseases with few or no therapies currently available.

Strategy

Our mission is to improve the lives of patients who suffer from rare diseases for which there are limited or no available treatments, with an initial therapeutic focus on CF. To accomplish our objectives, we intend to:

•	Rapidly advance clinical development of our lead amplifier candidate PTI-428. We are initially developing PTI-428, an orally bioavailable amplifier, for CF patients homozygous for F508del, the most common CFTR gene mutation. We have shown that PTI-428, combined with ivacaftor and either lumacaftor or VX-661, nearly doubles in vitro CFTR protein activity in cells homozygous for F508del compared to a combination of only ivacaftor and either lumacaftor or VX-661. Our IND became effective in December 2015. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include SAD, MAD and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a DDI cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by FEV1, after four weeks of dosing. In January 2016, we received Fast Track designation from the FDA for the investigation of PTI-428 for the treatment of CF, and have applied for orphan drug designation for PTI-428 with the FDA. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data also expected to be available in the first half of 2017.

•	Advance PTI-428 into clinical development for additional mutation classes. We plan to generate additional evidence supporting the use of PTI-428 in combination with other CFTR modulators and broaden the patient population beyond the initially targeted F508del homozygous subjects. Based on preclinical studies to date, PTI-428, in combination with other CFTR modulators, has shown a consistent positive effect on in vitro CFTR protein activity across multiple CFTR gene mutation classes.

•	Develop our own proprietary triple combination product candidate (PTI-428, PTI-801, PTI-808) to address a broad spectrum of CFTR gene mutations. We have identified novel correctors and potentiators that, when combined with an amplifier, have restored in vitro CFTR protein activity to approximately 100% of normal in cells homozygous for F508del. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates that, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. PTI-801 and PTI-808 have been demonstrated to have desirable drug-like properties in preclinical testing and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017, subject to satisfactory completion of our toxicology and other preclinical testing to support our IND applications. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

•	Generate highly selective drug candidates, including amplifiers, in other rare disease conditions by leveraging our knowledge of the proteostasis network. We are focused on developing drugs based on our unique and comprehensive expertise regarding the proteostasis network and its role in protein biosynthesis, folding, trafficking and clearance. We believe that this expertise, together with our validated DRT technology platform, will enable us to identify and develop other transformative, disease-modifying therapies. We plan to initiate high throughput screening, or HTS, campaigns using our DRT technology platform to continue to discover novel drug candidates for rare diseases, including diseases where amplifiers can have a clinically meaningful impact.

•	Enter into additional collaborative partnerships to develop and commercialize novel compounds in indications outside of our key strategic areas. Our existing corporate alliances with Biogen and Astellas provide for future aggregate milestone payments of up to approximately $1.4 billion. We plan to enter into other arrangements that leverage our DRT technology platform to discover novel drug candidates. Partnership opportunities will be screened and evaluated based on their potential to generate additional value by giving us a stake in the resulting products’ future revenues and to maximize the value of our DRT technology platform in additional disease indications, including COPD for our product candidate PTI-130.

Industry Overview—Cystic Fibrosis

CF is an orphan disease that affects an estimated 70,000 to 100,000 patients worldwide, with the vast majority of affected individuals in the United States, Canada, Europe and Australia. CF is the most common fatal inherited disease in Caucasians. The incidence of CF varies across the globe. CF affects one out of 3,500 births in the United States, one out of 2,000 to 3,000 in Europe, and one out of 2,500 in Australia.

There is presently no cure for CF. It is a progressive disease caused by a deficiency in CFTR protein activity, resulting in the accumulation of thick mucus in vital organs, particularly the lungs, pancreas and gastrointestinal tract. As a result, CF patients experience, among many other conditions, respiratory infections, chronic lung inflammation, poor absorption of nutrients and, in most cases, progressive respiratory failure. Although the life expectancy of CF patients has improved, the median age of death in the United States in 2014 was only 29 years, with a vast majority of such deaths resulting from respiratory failure.

CF patients require lifelong treatment with multiple daily medications, hours of self-care, frequent hospitalizations and lung transplants, which if available, are life-extending but not curative. In the United States, estimated lifetime cost of care for CF patients not eligible for ivacaftor ranges from $1.1 to $2.3 million, including $50,000 to $63,000 per year in direct healthcare expenditures and substantial additional costs for frequent hospitalizations.

These estimates exclude the estimated $300,000 annual cost of ivacaftor, marketed by Vertex as Kalydeco, and the estimated $250,000 annual cost of a combination therapy composed of ivacaftor and lumacaftor, marketed by Vertex as Orkambi. In 2014, CF treatments in the United States and major markets in the European Union, including France, Germany, Italy, Spain and the United Kingdom, were estimated to cost approximately $1.4 billion, of which approximately $431 million was attributed to sales of ivacaftor. It is projected that in 2018, the market for CF therapeutics will exceed $5 billion, of which more than $4.3 billion will be attributable to CFTR modulators, including Kalydeco and Orkambi.

Cause and Pathophysiology

CF is caused by mutations in the gene that encodes CFTR protein, which plays a critical role in regulating the viscosity of the mucus layer that lines human organs. CFTR protein forms an ion channel that regulates the flow of ions in and out of the cells of vital organs such as the lungs, pancreas and gastrointestinal tract. We refer to this as ion flow. When CFTR protein expels the ions, osmosis draws water out of the cell and hydrates the cell surface. Through regulation of the location of the ions across the cell membrane, the amount of salts in the fluid both inside and outside the cell remains balanced.

In CF patients, the CFTR gene is defective, and as a result, CF patients lack the functional CFTR protein ion channel necessary to regulate ion flow. Altered ion concentration gradient between the inside and the outside of the cell reduces the amount of water molecules outside the cell, causing the accumulation of thick mucus on the epithelial surface as shown in Figure 1.

Figure 1: Ion Flow in Normal CFTR Protein Compared to Mutant CFTR Protein

The deficiency in CFTR protein activity in CF patients is particularly problematic in the lungs, where the build-up of thick mucus obstructs air flow and impairs proper immune response, which leads to chronic infection and persistent inflammation. In the pancreas and the gastrointestinal tract, the build-up of mucus prevents the release of digestive enzymes that help the body break down food and impairs the absorption of nutrients, resulting in poor growth and development.

Classes of CFTR Gene Mutations

CF is an autosomal, recessive genetic disease caused by mutations in the CFTR gene. A person must have a mutation in both copies of the CFTR gene to be afflicted. If both mutations are the same, the person has a homozygous mutation. If the mutations on both copies of the genes are different from one another, the person has a heterozygous mutation. If someone has a mutation in only one copy of the CFTR gene and the other copy is normal, he or she is a carrier but will not suffer from CF.

The vast majority of CF patients whose gene mutations have been identified have gene mutations that can be classified into five classes according to the biological process they affect: “Stop Codon,” “Processing,” “Gating,” “Conductance,” and “Synthesis.”

Table 1: Overview of CFTR Gene Mutation Classes

Class	I Stop Codon Mutation	II Processing Mutation	III Gating Mutation	IV Conductance Mutation	V Synthesis Mutation

Defect	Protein translation prematurely stopped	Misfolded protein fails to reach surface	Regulation of ion flow is abnormal	Faulty channel conductance slows ion flow	Less CFTR protein is made
Example Mutation	G542X	F508del	G551D	R117H	3849+10kbC->T
Prevalence in the United States and Canada*	12%	87%	5%	5%	5%
CFTR Modulators with POC**	Read Through Compound	Corrector and Potentiator	Potentiator	Potentiator	Potentiator
Our Approach	✓	✓	✓	✓	✓

*	The sum of the percentages in all classes exceeds 100% because individual CF patients might carry more than one mutation.
**	“POC”, or proof-of-concept, means demonstrated statistically significant clinical benefit in a controlled clinical trial.

Although F508del is the most common CFTR gene mutation, the frequency of its occurrence in CF patients can vary from region to region. For example, Table 2 summarizes the prevalence of F508del in CF patients in the regions where CF is most common.

Table 2: Summary of Largest CF Patient Populations by Region

	Number of Patients in National CF Registries	% of Patients Homozygous for F508del	% of Patients Heterozygous for F508del
United States	28,000	47%	39%
Canada	4,100	49%	38%
Europe (32 countries)	40,000	44%	38%
Australia	3,000	52%	33%

Epidemiological forecasts predict that the total number of CF patients will grow significantly in the near term due to improvements in the standard of care, which has improved life expectancy. It is anticipated that the European CF population will grow by approximately 40% by 2025, reaching over 57,000 patients. The improvements in life expectancy in the United States and Canada suggest similar trends in CF population growth will likely occur in those territories.

Current Standard of Care

There is presently no cure for CF. Kalydeco and Orkambi are the only products currently approved to treat the underlying cause of CF. Kalydeco is a potentiator believed to increase CFTR protein activity by keeping the ion channel of the CFTR protein open for longer periods of time. However, Kalydeco is presently approved only for the treatment of CF patients with Gating mutations and R117H Conductance mutations, which impact less than 10% of the CF patient population in the United States and Canada. Although other potentiators may be developed, it is expected that potentiators, when used alone as a monotherapy, would likely address only Gating, Conductance and some Synthesis mutations, impacting only approximately 15% of all CF patients in those regions. Orkambi includes a corrector believed to improve protein folding and trafficking to enable abnormally folded protein to achieve some level of activity without repairing the actual protein, which works together with the same potentiator in Kalydeco, to enhance overall CFTR protein activity. However, Orkambi is only approved for the treatment of CF in people ages 12 and older who are homozygous for F508del, which comprises approximately 45% of the CF patient population in the United States and Europe.

The current standard of care for all other CF patients remains the management of the disease symptoms. The thick mucus that builds up in the lungs, the pancreas and gastrointestinal tract leads to airway obstruction and difficulty absorbing nutrients, resulting in poor growth and development. CF patients take numerous prescribed and over-the-counter medications to alleviate symptoms and reduce complications. Primary treatment options include inhaled therapies, which thin the mucus in the lungs, as well as pancreatic enzyme replacement therapy, which improves absorption of nutrients. In addition, because thick mucus in the lungs impairs CF patients’ immune response, they also often develop chronic bacterial lung infections that require treatment with inhaled antibiotics.

Several companies are presently developing other small molecule CFTR modulators called correctors for the treatment of CF patients with Processing mutations. In addition to drug candidates targeting CFTR protein a number of other companies are pursuing different cellular targets that might have a beneficial effect on CF related symptoms.

Correlation of CFTR Protein Activity to Clinical Benefit

FEV1: Clinical Measurement of Lung Function

Because CF causes significant loss of lung function, the severity of CF progression is often measured by FEV1 (forced expiratory volume in one second), which is expressed as a percentage of the maximum volume of air that a healthy individual of the same height, sex and race could forcefully exhale from the lungs in one second. FEV1 is considered to be the industry-standard efficacy endpoint in clinical trials of CF product candidates. Rate of decline in FEV1 has been demonstrated to correlate with life expectancy and to be the strongest clinical predictor of mortality.

The decline in lung function is progressive and occurs throughout the life of a CF patient and in the vast majority of cases, leads to respiratory failure and death. The severity of lung disease is categorized as mild (FEV1 >70%), moderate (40%< FEV1<69%) or severe (FEV1<40%). The ultimate goal of CF therapy is to halt and reverse the decline of lung function in the hope of extending the life expectancy of patients, eliminating the need for lung transplants, and reclassifying the disease from a lethal to a chronic condition.

Ussing Chamber Assay: In vitro Measurement of CFTR Protein Activity

CFTR modulators are typically evaluated by measuring CFTR protein activity in vitro using the Ussing Chamber Assay. In this assay, HBE cells derived from the lungs of CF patients are cultured in a manner to resemble the lung epithelium and then placed in the Ussing Chamber between two compartments filled with media, one containing ions that can only flow to the other compartment through the epithelium. The CFTR protein activity is measured by recording the electrical current generated by ions flowing across the cultured epithelium. CFTR protein activity is expressed as a percentage of the measured current relative to the current generated by ion flow in HBE cells with normal CFTR protein activity.

Strong Correlation between CFTR Protein Activity and Lung Function

Our analyses of published data on Vertex’s CFTR modulators (the potentiator ivacaftor and correctors lumacaftor and VX-661) show a strong correlation between the in vitro CFTR protein activity as measured by the Ussing Chamber Assay and lung function improvement measured by FEV1 improvement in clinical trials of these CF product candidates. Importantly, as shown in Figure 2, in vitro CFTR protein activity of these modulators at 50% of normal correlates with an absolute improvement of approximately 10% in FEV1 as seen in clinical trials.

Figure 2: CFTR Protein Activity is Highly Correlated with Observed Clinical Efficacy

Our Solution

We are developing and intend to commercialize amplifiers, a new class of CFTR modulators that have pharmacological characteristics and a mechanism of action that is distinct from, yet synergistic with, other CFTR modulators, including correctors and potentiators. Our in vitro studies demonstrate that PTI-428 selectively increases the amount of the newly synthesized and unfolded form of CFTR protein in the cell, thereby providing additional substrate for other CFTR modulators, such as correctors and potentiators to act upon, leading to improved overall CFTR protein activity. The combined effect of amplifiers and marketed correctors and potentiators further increases the CFTR protein activity, which is correlated with improved clinical outcomes in CF. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates that, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. PTI-801 and PTI-808 have been demonstrated to have desirable drug-like properties in preclinical testing and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017, subject to satisfactory completion of our toxicology and other preclinical testing to support our IND applications. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

Figure 3: CFTR Modulators

We are leveraging our DRT technology platform and other expertise to develop our own correctors and potentiators that are designed to work more synergistically with PTI-428 than third-party CFTR modulators. There is significant potential for improvement in clinical outcomes beyond existing treatments and therapies presently in clinical development for the treatment of CF. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

Figure 4 illustrates the existing medical need across various CFTR gene mutation classes. The vertical axis represents the actual or predicted clinical benefit measured by absolute improvement in FEV1, and the horizontal axis spans across the different CFTR gene mutation classes, where the width of each bar delineated by the vertical dotted lines is proportional to the prevalence of the specific genotype or mutation class among CF patients in the United States and Canada. The total of the percentages indicated on the horizontal axis exceeds 100% because individual CF patients might carry more than one class of mutation.

Figure 4: Portion of CF Population Served or Expected to be Served by Existing Treatments and Therapies Presently in Development

We believe that PTI-428 first, and combinations of our own CFTR modulators later, will be able to address a significant portion of underserved patients by providing add-on therapy or novel treatment options, respectively. We have shown that PTI-428, when used in combination with ivacaftor and either lumacaftor or VX-661, nearly doubles in vitro CFTR protein activity in the Ussing chamber assay compared to treatment without PTI-428. Accordingly, based on the correlation between in vitro CFTR protein activity and clinical efficacy observed in Vertex’s published data, we believe the addition of PTI-428 could have the potential to approximately double the improvement in FEV1 observed with potentiator with or without corrector.

We have also demonstrated that the combination of one of our proprietary amplifiers, together with a proprietary corrector and a proprietary potentiator, can achieve mechanistic synergy and restore in vitro CFTR protein activity to approximately 100% of normal in patient-derived HBE cells homozygous for F508del. We believe that with these results, our combination therapies have the potential to deliver a more clinically meaningful benefit to a broader set of mutation classes than those addressed by presently approved therapies and those under development.

Our Product Candidates

By combining our understanding of protein homeostasis with our discovery and development expertise, we have built a robust pipeline of programs targeting the key mechanisms underlying CF and other rare diseases, as well as neurodegeneration and protein conformational diseases.

For our CF programs, we intend to maintain a proactive relationship with the Cystic Fibrosis Foundation. We will continue to access patient-derived HBE cells from the Foundation’s database to conduct ongoing preclinical studies. In the short term, we intend to consult the Cystic Fibrosis Foundation’s Therapeutics Development Network on the scope and design of our Phase 2 clinical trial.

Our lead product candidate PTI-428, an orally bioavailable amplifier, is a novel, first-in-class drug candidate that, when used in combination with existing treatments and therapies presently in clinical development, has shown a consistent positive effect on CFTR protein activity in vitro. We have identified novel correctors and potentiators that, when combined with an amplifier, have restored in vitro CFTR protein activity to approximately 100% of normal in cells homozygous for F508del. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates that, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. PTI-801 and PTI-808 have been demonstrated to have desirable drug-like properties in preclinical testing and we plan to submit INDs for both molecules by the end of this year and initiate Phase 1 studies in the first half of 2017, subject to satisfactory completion of our toxicology and other preclinical testing to support our IND applications. We believe that the treatment paradigm in CF for the vast majority of patients could be based on combination therapies of CFTR modulators anchored by PTI-428.

Our studies show that amplifiers selectively increase the amount of the newly synthesized, unfolded form of CFTR protein in the cell, thus increasing the amount of CFTR protein available for trafficking. When combined with ivacaftor and either lumacaftor or VX-661, PTI-428 nearly doubles the in vitro CFTR protein activity in cells homozygous for F508del in our Ussing Chamber Assays compared to a combination of only ivacaftor and lumacaftor. In December 2015, the IND that we submitted to the FDA for a Phase 1 clinical trial to evaluate our PTI-428 product candidate became effective. We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include SAD, MAD, and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a DDI cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by FEV1, after four weeks of dosing. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data expected to be available in the first half of 2017.

Our product pipeline is described in more detail in Figure 5.

Figure 5: Our Product Pipeline

Mechanism of Action of PTI-428

While the specific molecular target for PTI-428 remains unknown, our in vitro studies show that PTI-428 has a unique effect on in vitro CFTR protein activity. PTI-428 has been observed to selectively increase the amount of the newly synthesized and unfolded form of CFTR protein in the patient-derived HBE cells.

As shown in Figure 6, during the translation process of mRNA into protein, the signal recognition particle, or SRP, binds to a special portion of the emerging chain of amino acids, called the signal sequence, and shuttles the entire mRNA-ribosome complex to the ER surface, where the emerging chain of amino acids can be properly folded into the protein. Increased SRP recognition of the signal sequence facilitates protein synthesis and, by blocking RNA degradation processes, stabilizes mRNA. Because our in vitro studies show that PTI-428 increases both the CFTR mRNA and the amount of the newly synthesized and unfolded form of the CFTR protein, we believe that PTI-428 improves the translation of CFTR protein at the ER membrane, resulting in more of the newly synthesized and unfolded form of CFTR protein being made. By providing more CFTR protein, PTI-428 can significantly increase the effect of correctors and potentiators on in vitro CFTR protein activity in HBE cells homozygous and heterozygous for F508del.

Figure 6: PTI-428 Improves the Efficiency of Translation and as a Result Decreases mRNA Decay

Although the mechanism of action is not fully characterized, we have confirmed that PTI-428 does not belong to a known class of potentiators or correctors. Potentiators, such as ivacaftor, are believed to increase CFTR protein activity by keeping the ion channel of the CFTR protein open for longer periods of time. The distinguishing feature of potentiators is the so-called “acute effect” observed in vitro as measured by increased CFTR protein activity immediately upon the addition of the molecule to the cells. However, our in vitro studies show that acute addition of PTI-428 does not immediately affect CFTR protein activity.

Likewise, correctors, such as lumacaftor and VX-661, alter the ratio of unfolded to fully folded form of CFTR protein by acting on the protein folding process to increase the amount of the mature form. Our in vitro studies show that PTI-428 does not affect the ratio of the two protein forms, but rather leads to increases in the total amount of both forms of CFTR protein in a dose-dependent fashion.

Accordingly, we believe that PTI-428 represents a new class of CFTR modulator distinct from correctors and potentiators. Furthermore, the effect on CFTR mRNA is specific. PTI-428 does not appear to increase mRNA levels in vitro for the so-called housekeeping genes that are needed for the normal functioning of the cell. In a surface and total protein expression assay, which measures changes in the abundance of proteins both on the plasma membrane and within the cell, PTI-428 was shown to increase the levels of CFTR, but not PgP, a closely related membrane protein. Additionally, we have confirmed that cells exposed to PTI-428 do not activate stress response pathways that are typically triggered by pathological accumulations of unfolded protein, further suggesting the specificity of this pharmacological class and lack of cellular stress induction.

PTI-428

Our lead product candidate PTI-428, an orally bioavailable amplifier, is a novel, first-in-class drug candidate that, when used in combination with other CFTR modulators, has shown a consistent positive effect on CFTR protein activity and positive pharmacokinetic and pharmacodynamic properties.

In Vitro Studies

An Ussing Chamber Assay with HBE cells homozygous for F508del was conducted to assess the effects of PTI-428 in combination with ivacaftor and lumacaftor on in vitro CFTR protein activity. HBE cells were incubated with lumacaftor with or without PTI-428 for 24 hours before adding ivacaftor during the measurement of ion flow in the Ussing Chamber. As shown in Figure 7, addition of PTI-428 to a combination of ivacaftor and lumacaftor resulted in an approximately 1.8-fold increase in in vitro CFTR protein activity, as measured by ion flow, compared to the potentiator and corrector combination alone. We then replicated the study with ivacaftor and another corrector, VX-661, with similar results as indicated in Figure 7.

Figure 7: Ion Flow in Patient-Derived HBE Cells with F508del Mutations

Furthermore, similar experiments using HBE cells heterozygous for F508del mutation (G542X/F508del) showed that the addition of PTI-428 to ivacaftor and lumacaftor led to a 1.9-fold increase in ion flow compared to ivacaftor and lumacaftor alone. Similarly, the addition of PTI-428 to ivacaftor in R117H/F508del HBE cells led to a greater than 1.9-fold increase in ion flow compared to ivacaftor alone. In addition, our experiments show that PTI-428 added to ivacaftor demonstrates a 1.6-fold increase in in vitro CFTR protein activity to that observed with ivacaftor in G551D/F508del HBE cells.

Experiments using HBE cells homozygous for a Class I G542X showed that the addition of PTI-428 led to a 2.0-fold increase in ion flow compared to negative control and an additive effect with NB124, a molecule used as a research tool to study nonsense mutations. Similarly, the addition of PTI-428 to HBE cells carrying Class V and II mutations 3849+10kbC->T/N1303K led to a greater than 1.3-fold increase in ion flow compared to negative control and an additive effect with ivacaftor.

Additionally, in experiments using patient-derived HBE cells homozygous for F508del, exposure to PTI-428 leads to an increase in CFTR mRNA and higher CFTR protein activity, with both changes in the 1.5 to 2.0-fold range, suggesting a positive correlation and predictive value of CFTR mRNA measurement for the drug’s efficacy.

We also have several other amplifier candidates in early-stage preclinical development. We are not aware of other compounds presently in development for the treatment of CF that increase the amount of CFTR mRNA or CFTR protein.

Preclinical Studies

We conducted repeat oral-dose toxicity studies in rats and cynomolgus monkeys for up to 28 days at dose levels significantly higher than those intended for humans.

We then conducted two 90-day Good Laboratory Practice, or GLP, preclinical studies with PTI-428 in non-human primates and rats investigating doses up to 15 mg/kg/day. No significant changes in body weight, food consumption, blood counts, serum chemistry and safety were observed in the preliminary data. We have not yet received the final study report, including the histopathology assessment. We believe these data provide support for human clinical trials with durations up to 12 weeks, but we plan to complete long-term toxicity studies prior to initiation of our Phase 3 clinical trial.

Additionally, similar to the results of in vitro studies in HBE cells, CFTR mRNA levels in target tissues of rats and monkeys exposed to PTI-428 were also observed to increase proportionally with exposure to PTI-428. Monkey lung CFTR mRNA increased more than 2.4-fold following 28-day multiple dosing with PTI-428. Rat nasal epithelium CFTR mRNA increased 1.4-fold within six hours of dosing. The sustained mRNA increase and the magnitude of mRNA changes in monkeys were confirmed in the 90-day studies and were more robust than what has been observed in HBE cells, which supports using the mRNA as an exploratory biomarker for PTI-428.

Our Clinical Development Program

Because we plan to initially develop PTI-428 as a combination therapy with approved CFTR modulators, our clinical development will be conducted in countries where CFTR modulators such as Kalydeco and Orkambi will have received marketing authorization and reimbursement status. We believe that in such countries these approved CFTR modulators will likely be recognized as the standard therapy for the treatment of patients homozygous for F508del, which comprise our target enrollment population. If recognized as the standard of care, we expect that the cost of these CFTR modulators used in our clinical studies will be covered by insurers or payors.

We initiated our first Phase 1 clinical trial in CF patients in the first quarter of 2016 and initiated a second Phase 1 study of PTI-428 in healthy volunteers in the second quarter of 2016. The Phase 1 trial in CF patients will include SAD, MAD, and proof-of-concept cohorts. The Phase 1 trial in healthy volunteers will include SAD and MAD cohorts to assess the safety, pharmacokinetic and exploratory biomarker results as well as a DDI cohort to assess the potential for DDIs between oral contraceptives and PTI-428. The dose level tested in the DDI cohort will be based on results from the SAD and MAD cohorts. We believe the in vitro profile of PTI-428 suggests a low risk of interaction with oral contraceptives. If confirmed clinically through this study, we could enroll CF patients taking oral contraceptives in future studies. DDI with oral contraceptives is a known risk with many marketed drugs including Orkambi. We have reported preliminary safety, pharmacokinetic and exploratory biomarker data from a total of 24 subjects in SAD cohorts in the Phase 1 clinical trial in healthy volunteers. Thus far, the safety review committee, which includes both our representatives and those of the clinical contract research organization that we have retained to conduct our trials, has not identified any safety concerns about PTI-428 based upon reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept study in CF subjects. We observed approximately a two-fold increase in CFTR mRNA and protein from nasal brushing data in subjects where PTI-428 achieved a threshold concentration. We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017. We will assess proof-of-concept by improvement in lung function, as measured by FEV1, after four weeks of dosing. If our Phase 1 clinical trial results are favorable, we plan to initiate our 90-day dose-ranging Phase 2 clinical trial in the first half of 2017 with topline data expected to be available in the first half of 2017.

Phase 1 Clinical Trials. We are recruiting healthy volunteers and CF patients for enrollment in our Phase 1 clinical trials.

Our first Phase 1 clinical trial is a randomized and placebo-controlled trial in CF patients. We are initially testing PTI-428 in single ascending dose, or SAD, cohorts, and intend to test PTI-428 in multiple ascending dose, or MAD, cohorts, in CF subjects with any CFTR mutation class. At least 36 CF subjects will be treated with either PTI-428 or placebo. We are recruiting eligible CF subjects who are not currently taking Kalydeco or Orkambi. In addition to safety, tolerability, pharmacokinetics and exploratory endpoints such as sweat chloride, we are measuring the levels of CFTR mRNA in the nasal epithelial cells of study subjects as an exploratory biomarker for PTI-428 activity.

In our ongoing Phase 1 clinical trial of PTI-428 in CF patients, we have activated eight clinical investigation sites in the United States as of September 2, 2016 with approximately seven to 12 additional clinical trial sites planned. Additionally, we have received a “No Objection Letter” from Health Canada, allowing us to expand the study to include patients in Canada. A regulatory submission to initiate studies in the United Kingdom is currently under review. If there is delay activating additional trial sites, completion of our Phase 1 clinical trial and our clinical development plan for PTI-428 may be delayed.

We expect initial preliminary safety, pharmacokinetic and exploratory biomarker data from the initial dose cohort of the SAD portion of this study in September 2016, and to complete the dosing of the SAD cohorts by October 2016. During the fourth quarter of 2016, we plan to test PTI-428 in the MAD cohorts and expect to complete the dosing of subjects in these cohorts by the end of 2016.

We also plan to test PTI-428 in the proof-of-concept cohorts during the fourth quarter of 2016. The three proof-of-concept cohorts include CF patients receiving Orkambi, patients on Kalydeco, and those who are eligible for PTI-428 monotherapy. In the proof-of-concept cohort in patients receiving Orkambi, we expect to dose 20 patients, 16 of whom will receive Orkambi twice a day plus one dose of PTI-428 once a day while 4 will only receive Orkambi. The dose for PTI-428 will be selected based on safety, pharmacokinetic and biomarker data from our current Phase 1 studies in healthy volunteers and CF patients. Subjects who enroll into the study will be clinically stable on Orkambi therapy. FEV1 will be measured at baseline and every week for up to four weeks. Proof-of-concept will be determined based on an improvement in FEV1 in the PTI-428+Orkambi arm over the Orkambi only arm. We expect to complete the dosing of patients in the proof-of-concept with Orkambi cohort by the end of 2016.

We have initiated a second Phase 1 study of PTI-428 in a minimum of 48 healthy volunteers with the objective of assessing potential DDI risk with oral contraceptives, which is a known risk associated with many marketed drugs, such as Orkambi. In addition to measuring DDI risks, the study is investigating the effect of PTI-428 on CFTR mRNA and protein levels in the samples of nasal brushings collected from the participants. Based on preclinical in vitro studies, we believe there is a low risk of DDI for PTI-428 with oral contraceptives. However, study in human subjects is part of standard clinical investigations typically required by the FDA.

We have completed dosing up to the 100 mg dose level in the SAD cohorts of the Phase 1 clinical trial in healthy volunteers in 24 subjects and up to the 20 mg dose level in one MAD cohort in eight subjects. In August of 2016, we reported preliminary safety, pharmacokinetic and exploratory biomarker data from the SAD cohorts in the Phase 1 clinical trial in healthy volunteers supporting the safety and biological activity of PTI-428. No safety concerns have been identified to date based on reviews of adverse events, vital signs, ECGs, chemistry and hematology lab values. Preliminary exploratory biomarker nasal CFTR mRNA and protein data confirm target engagement and provide data to support dose selection for the proof-of-concept cohorts, which are comprised of 20 CF patients each. Each proof-of-concept cohort will include either CF patients receiving Orkambi, patients on Kalydeco, or those who are eligible for PTI-428 monotherapy. Preliminary data in healthy volunteers suggest a dose-linear pharmacokinetic drug profile that may support once-a-day dosing. Data from 24 healthy volunteers confirmed the expected and dose-dependent relationship between PTI-428 exposure and the magnitude of CFTR mRNA and protein increase. A single dose of PTI-428 can increase CFTR mRNA and protein expression by approximately two-fold in those healthy volunteers. In vitro and in vivo animal studies with PTI-428 have shown that a two-fold increase in CFTR mRNA may lead to a potential doubling of lung function improvement on top of the existing standard-of-care therapies.

We aim to have substantially complete data sets from both Phase 1 clinical trials with topline proof-of-concept efficacy data in a total of 20 CF patients on the standard of care of Orkambi by the end of 2016. We expect the topline proof-of-concept efficacy data in those patients on Kalydeco or on PTI-428 as monotherapy by the end of the first quarter of 2017.

Proposed Phase 2 Clinical Trial. Upon further evaluation of the safety and tolerability of PTI-428, we plan to initiate a 90-day dose-ranging Phase 2 clinical trial to continue to assess the safety, pharmacokinetics and efficacy in CF patients. We intend to consult the Cystic Fibrosis Foundation’s Therapeutics Development Network on the scope and design of our Phase 2 clinical trial. If our Phase 1 results are favorable, we intend to initiate enrollment for this Phase 2 clinical trial in the first quarter of 2017.

We expect that the primary endpoints will be to determine the safety, tolerability and pharmacokinetic profile of PTI-428 in the CF population. The choice of PTI-428 dose will be based on the biomarker data from the two Phase 1 studies. We expect that the secondary endpoints will be to assess the efficacy of PTI-428 including its effect on FEV1, sweat chloride (SC) and patient reported outcomes (CFQ-R). If we initiate our Phase 2 trial on time, we expect to report the topline results of this 90-day dose-ranging clinical trial in the first half of 2017.

Commercialization

We have exclusive worldwide commercial rights to PTI-428. Initially, we plan to pursue regulatory approval for PTI-428 in regions where ivacaftor and lumacaftor are commercially available. Given the well-characterized and clearly identified patient populations with CF in the United States, Canada, Europe and Australia, we plan to independently commercialize PTI-428 in those regions. Outside of those regions, we may seek a partner to commercialize our products. Our commercialization strategy will target key prescribing physicians and advocacy groups, as well as provide patients with support programs, ensure product access and secure reimbursement.

Our pricing and reimbursement strategy for PTI-428 will be based on the efficacy and safety profile that will be collected during registrational studies. Pharmacoeconomic models that could support our potential pricing considerations for a CFTR modulator have been widely used in territories where the drug is approved and provide us with validated strategies to be used in future pricing and reimbursement negotiations.

Manufacturing and Supply

We do not own or operate, and presently have no plans to establish, any manufacturing facilities. We presently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. We have outsourced the manufacturing of current Good Manufacturing Practice, or cGMP-grade PTI-428 for preclinical studies and clinical trials. Our contract manufacturers have had and we believe that they will have the capacity to produce adequate quantities of PTI-428 for both our preclinical studies and our clinical trials. We do not presently have arrangements in place for redundant supply for bulk drug substance. For all of our product candidates, we intend to identify and qualify additional manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services prior to submission of an NDA to the FDA.

We have entered into manufacturing and supply agreements with two vendors and these activities are ongoing. As of the date of this prospectus, sufficient amounts of cGMP-certified material are available for use in the Phase 1 clinical trials.

All of our compounds are organic compounds of low molecular weight, generally called small molecules. They can be manufactured in reliable and reproducible synthetic processes from inexpensive and readily available starting materials that can be supplied by a number of commercial vendors. The chemistry is amenable to scale-up and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Combination Therapies Built around PTI-428 and other Proprietary CFTR Modulators

Combination therapy of compounds that act synergistically on CFTR protein biosynthesis, folding, trafficking and conductance has been validated in preclinical models and clinical studies in CF patients. With the advent of CFTR modulators, the CF treatment paradigm is shifting from palliative care to the advancement of disease-modifying modulators that target CFTR gene mutations. We are taking advantage of the potential ability of PTI-428 to enhance clinical efficacy of potentiators and correctors to develop novel proprietary combinations.

Using our DRT technology platform and other expertise to screen compounds against PTI-428, we are designing and developing correctors and potentiators that are optimized to work more synergistically with our proprietary CFTR modulators than third-party CFTR modulators. We have nominated PTI-801, a corrector molecule, and PTI-808, a potentiator molecule, as drug development candidates which, when combined with PTI-428, are active components of our PTI-NC-733 triple combination product candidate. In addition to having desirable drug-like properties, the molecules have differentiated features. PTI-801 acts in a complimentary and synergistic way with other correctors, such as lumacaftor, suggesting a different mechanism of action. Furthermore, it prevents ivacaftor induced destabilization of F508del CFTR upon chronic exposure, which could translate into an enhanced clinical benefit in patients that are on a Kalydeco treatment regimen.

PTI-NC-733, a Novel Combination Solution Built around PTI-428

We have demonstrated that PTI-NC-733, a novel combination of PTI-428 together with PTI-801, our novel corrector, and PTI-808, our novel potentiator, can achieve mechanistic synergy leading to a full restoration of in vitro CFTR protein activity in patient-derived HBE cells homozygous for F508del. Additionally, the combination of PTI-801 and PTI-808 has demonstrated superior in vitro efficacy compared to the combination of lumacaftor and ivacaftor. We anticipate that these findings will translate into a more clinically meaningful benefit to a broader set of mutation classes than those addressed by therapies that are presently approved or known to be under development.

PTI-801 and PTI-808 are in late stages of preclinical development and both compounds have desirable drug-like properties such as a linear pharmacokinetic profile, low DDI potential and a good safety profile established in GLP toxicology studies.

PTI-801 and PTI-808 have each been evaluated in a 7-day dose-ranging study in rats, which confirmed the preclinical safety profile and supports further development. Additional studies with, and IND submissions for, both drug candidates are planned at the end of 2016. We plan to initiate a Phase 1 safety trial of each of PTI-801 and PTI-808 in CF patients during the first half of 2017. If the results of the safety trials are favorable, we would then conduct two dose-ranging and proof-of-concept trials, one with PTI-801 and Orkambi in Orkambi-eligible CF patients, and the other with PTI-808 and PTI-428 in potentiator-responsive CF patients.

We have completed an initial feasibility study that supports the co-formulation of PTI-428, PTI-801 and PTI-808. We plan to complete a full preclinical safety and efficacy profile of PTI-NC-733, the first of our proprietary combination therapies, by the end of 2016. If clinical trial results for PTI-428, PTI-801 and PTI-808 are favorable, we plan to initiate a proof-of-concept clinical trial with the combination product candidate in the second half of 2017 where we will investigate the use of PTI-NC-733 as a standalone therapy in CF patients with topline data available in the first half of 2018.

We believe PTI-NC-733 could support our potential pricing considerations as it will represent a new standalone therapy.

PTI-130 for the Treatment of COPD

We are using our DRT technology platform to independently explore the activity of other CFTR modulators in additional respiratory diseases. PTI-130 is a novel small molecule amplifier that we are developing for the treatment of chronic obstructive pulmonary disease, or COPD, a progressive disorder characterized by poor airflow. COPD is a leading cause of morbidity and mortality worldwide. We believe the mechanism of action of PTI-130 can be complementary to drugs currently approved or in development for COPD. In order to further the development of PTI-130, we plan to collaborate with one or more biopharmaceutical companies that have capabilities in COPD development.

Our Partnered Programs

The Usp14 Program

The Usp14 program is intended to enhance clearance of misfolded and damaged proteins, which is essential for maintaining normal protein homeostasis, or proteostasis, in cells. A number of neurodegenerative diseases are caused by the deficient clearance of aggregation-prone proteins, such as a-synuclein in Parkinson’s disease and p-tau in Alzheimer’s disease. The deficiency can result in the accumulation of damaged or misfolded aggregation-prone proteins, which can lead to loss of cell function and cell death. Prior research has shown that the inhibition of Usp14 can increase the clearance of such proteins. In December 2013, we entered into a worldwide research, development, and commercialization collaboration with Biogen around the Usp14 program.

See “—Licenses—Biogen Agreement.” In July 2014, we announced the achievement of our initial preclinical milestone. Our Usp14 program continues to seek orally available, potent, selective and brain-penetrant inhibitors of Usp14 as candidates for evaluation in the safety assessment studies required for transition to the clinic. We are aware of one commercial company that has a compound for which Usp14 is one of several proposed targets. That compound is currently in early clinical development for potential applications in oncology. See “—Competition.”

The UPR Program

The unfolded protein response, or UPR, program is focused on developing therapies that modulate the cellular processes activated when proteins do not fold properly and is directed toward developing treatments for diseases caused by defects in protein folding, trafficking and clearance, which include neural and retinal degenerative disorders. The ER is an organelle in the cell that is important in biosynthesis and folding of proteins. Only properly folded and functional proteins are trafficked out from the ER. Misfolded, poorly functional proteins remain in the ER and are targeted for clearance. When misfolded proteins accumulate in the ER, the folding, trafficking and clearance capacity of the cell is increased through the activation of the UPR, and protein synthesis is arrested through activation of the protein kinase RNA-like ER kinase, or PERK, receptor. Nonclinical studies have shown that a selective pharmacologic activation of the UPR without activating the PERK pathway has improved the stress response and restored cellular function, suggesting that this process can be beneficial as a potential novel disease-modifying therapy for multiple diseases with high unmet medical needs.

In November 2014, we announced our collaboration with Astellas to research, develop and commercialize therapies targeting UPR. See “—Licenses—Astellas Agreement.” By specific activation of the UPR, we aim to better fold and export mutant proteins out of the ER and reduce the accumulation of misfolded aggregation-prone proteins. We are presently using our DRT technology platform to identify selective UPR activators. Preclinical evidence suggests that selectively activating the UPR could have therapeutic benefit in patients in a variety of diseases. As of today, the vast majority of drug discovery and development efforts are focused on the therapy of cancer with molecules inhibiting specific elements of the UPR. See “—Competition.”

Our DRT Technology Platform

We were founded around our unique and comprehensive expertise regarding the proteostasis network, which comprises pathways and cellular processes that control protein biosynthesis, folding, trafficking and clearance within a cell. Many diseases appear to be caused by an imbalance in the proteostasis network, including loss-of-function diseases, such as CF, and gain-of-toxic-function diseases, such as Alzheimer’s and Parkinson’s diseases. The decreased ability of the proteostasis network to cope with misfolded proteins from inherited gene mutations, aging, and metabolic or environmental stress appears to trigger or exacerbate proteostasis diseases.

The proteostasis network is comprised of a number of integrated pathways totaling more than 1,000 proteins. A natural way to address this complex, interrelated network of pathways and proteins is through phenotypic screening where a desirable change in the cellular phenotype is monitored. A phenotypic screen is often viewed as more physiologically relevant and less artificial than a target-based screen, since it relies on cells with a native cellular environment close to the disease state, unlike other widely used approaches such as target-based assays that are based on genetically modified cells or artificial systems. For example, in CF screens, the change in phenotype is a functional readout for an increased ability of mutant CFTR protein to transport ions across the membranes of HBE cells from CF patients.

We have developed and validated a phenotypic drug screening approach that is based on the use of highly predictive and functionally pertinent cellular assays. Our DRT technology platform is an integral part of our drug discovery and development approach used to discover compounds for other loss-of-function and gain-of-toxic-function diseases. We believe our DRT technology platform allows us to identify drug candidates with optimal pharmacological profiles to restore the proteostasis imbalance in the cell and thus address the cause of the disease. Our approach makes it also possible to identify active compounds that modulate a disease phenotype by acting on previously undescribed targets.

We have assembled a proprietary library of 150,000 highly curated compounds. These compounds have physicochemical properties optimized to have oral bioavailability, wide structural diversity and novelty. We have performed extensive filtering in order to remove potentially toxic and other unwanted structural characteristics.

As part of the DRT technology platform, we perform a transcriptional analysis of our hit compounds in order to group them into similar modes of action and filter away compounds that activate undesired pathways. The most promising hits are then further optimized using medicinal chemistry, which includes pharmacophore and quantum chemical modeling.

Competition

The biopharmaceutical industry is highly competitive and subject to rapid and significant technological change. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Many of these potential competitors have significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products and have substantially greater financial, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for therapies and achieving widespread market acceptance more quickly than we will. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses. See “Risk Factors—Risks Relating to Commercialization of Our Product Candidates.”

A number of companies are seeking to identify and develop drug candidates for the treatment of CF, including Vertex Pharmaceuticals Incorporated, AbbVie Inc., Galapagos NV, ProQR Therapeutics N.V., Nivalis Therapeutics, Inc., F. Hoffmann-LaRoche Ltd., Novartis AG, Gilead Sciences, Inc., Laurent Pharmaceuticals Inc., Ampliphi Biosciences Corporation, Pfizer Inc., Parion Sciences, Inc., Genzyme Corporation, Bayer AG, Concert Pharmaceuticals Inc., Shire and several other companies. Of these, Vertex’s Kalydeco and Orkambi are the only drugs approved to treat an underlying cause of CF, rather than the symptoms.

A number of companies are seeking to identify and develop drug candidates for the treatment of various neurodegenerative disorders that could compete with the Usp14 program, including large biopharmaceutical companies, such as Merck & Co. Inc., Eli Lilly and Company, AstraZeneca PLC, Biogen, Roche Holding AG and Takeda Pharmaceutical Company Limited.

Other companies, such as Genentech (a subsidiary of Roche Holding AG), are evaluating other de-ubiquitinating enzymes as targets in Parkinson’s disease. While recent research on these targets has been promising, information on the development of small molecule drug candidates for such targets is not yet publicly available.

A number of companies are active in drug discovery and development for the treatment of diseases caused by protein misfolding by pursuing various pathways that regulate the fate of a misfolded protein within a cell. Such companies could be competitive with the UPR program and include, but are not limited to, Forma Therapeutics, Inc., Mission Therapeutics Ltd, Treventis Corporation, Arvinas, Inc., Progenra, Inc. and Proteologics Ltd.

A number of companies are seeking to identify and develop novel drug candidates for the treatment of COPD. Companies with late-stage clinical trials include Boehringer Ingelheim, Orion Corporation, AstraZeneca, GlaxoSmithKline, Novartis AG and Chiesi Farmaceutici. The majority of currently approved and late-stage products are formulated as inhaled drugs.

Intellectual Property

Our owned patent applications relate to our amplifiers and correctors and include patent applications directed to new compositions of matter and to methods of treating CF, including combination therapies with existing CFTR modulators.

As of September 1, 2016, we own two Patent Cooperation Treaty patent applications, and one pending U.S. provisional patent application family and we intend to seek patent protection in the U.S. and in selected jurisdictions worldwide for composition of matter, methods of use, and combination therapies relating to our lead candidate, PTI-428. If we continue to pursue protection, and if any patents issue based on these applications, we expect such patents, if issued, to expire between 2035 and 2036. We also own one pending U.S. patent application and foreign counterpart applications, and five Patent Cooperation Treaty patent applications, all of which generally relate to other compounds in our CF program.

As of September 1, 2016, we own three Patent Cooperation Treaty patent applications and we intend to seek patent protection in the United States and in selected jurisdictions worldwide for composition of matter and methods of use relating to PTI-130, including for COPD. If we continue to pursue protection, and if any patents issue based on these applications, we expect such patents, if issued, to expire between 2035 and 2036.

As of September 1, 2016, we own one pending U.S. provisional patent application family relating to new correctors. If we continue to pursue protection, and if any patents issue based on this application family, we expect such patents to expire in 2036.

As of September 1, 2016, we own one pending U.S. provisional patent application relating to new potentiators. If we continue to pursue protection, and if any patents issue based on this application, we expect such patents to expire in 2037.

With respect to our DRT technology platform, we primarily rely on trade secrets and know-how to protect the proprietary nature of our platform. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, know-how and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Licenses

CFFT Agreement

In March 2012, we entered into a research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, pursuant to which we have collaborated to research, develop and commercialize products for the treatment of CF, non-classical CF, and other pulmonary diseases in the United States or in the European Union. Under this agreement, CFFT provided financial support and continues to provide consultation and advice and certain research material and know-how for our research program.

We expect to make milestone payments based on PTI-428 and PTI-130, if approved, and may need to make additional payments for our other product candidates in CF, if approved. We have agreed to make future sales-based milestone payments (which the agreement refers to as royalties) to CFFT of up to $34.2 million upon achieving specified commercialization milestones with respect to the first of any product developed utilizing any compound covered under the collaboration agreement. We have also agreed to pay to CFFT royalties of a mid single-digit percentage, up to an aggregate of $22.8 million, on any amounts received by us from the sale, license or transfer to a third party of rights in the technology developed as a result of this collaboration. Any such royalty payments shall be credited against the first three sales-based milestone payments owed by us through the second anniversary of the first commercial sale of a product developed as a result of this collaboration. In the event of a change of control of our company, CFFT will receive certain payments, depending on the timing of the change of control and the size of the transaction.

We have the exclusive right to develop, commercialize, market, sell and distribute products worldwide. All joint technology from of the research program is jointly owned by the parties, but we have a license from CFFT for all CFFT-owned inventions and patents and in the joint inventions and joint patents arising from the collaboration for all purposes. We control and cover the costs of the preparation, prosecution and maintenance and enforcement of all of our patents, CFFT-owned patents and joint patents, but CFFT is able to use compounds for non-commercial research purposes in the field of treatment of CF, non-classical CF, and other pulmonary diseases.

The agreement will expire when there are no longer any payment obligations, unless terminated earlier. Each party may terminate for an uncured material breach of any material covenants or obligations or if any representation or warranty is materially untrue as of the date made and uncured after 30 days from notice. CFFT may also terminate if a case or proceeding under the bankruptcy laws is filed against our company and not dismissed within 60 days, or if we file for insolvency, reorganization, receivership, dissolution or liquidation of our company.

If at any time prior to the first commercial sale, we cease to use commercially reasonable efforts to develop or commercialize any product in the field of treatment of CF, non-classical CF, and other pulmonary diseases, for a continuous period of 180 consecutive days, and fail to present a reasonable plan to resume commercially reasonable efforts, we will grant to CFFT an irrevocable, exclusive worldwide interruption license under all of our interest in the research plan technology to exploit such product, and CFFT will assume all costs and expenses relating to the prosecution, maintenance and enforcement of all joint patents and patents covering such product. Any third-party license granted by us shall be subject to such interruption license.

Harvard Agreement

In December 2013, we amended and restated an existing license agreement signed on March 29, 2011 with the President and Fellows of Harvard College, or Harvard, in order to enter into a sublicense agreement with Biogen, or the Usp 14 agreement, to further develop and commercialize certain products under the Usp14 agreement and to retain the services of consultants Drs. Daniel Finley and Randall King for such purpose.

We have worldwide, royalty-bearing licenses to certain technology and small molecule compounds related to Usp14 that are exclusive with respect to the composition of matter and non-screening method claims and certain related technology transfer materials and are non-exclusive with respect to the screening method claims. The licenses include the rights to develop, make, have made, offer to sell, sell, have sold and import products in the diagnosis, treatment or prevention of disease in humans or animals, but Harvard retains for itself and other non-profit research organizations the right to practice for research and education. Under the restated agreement, we and our affiliates and sublicensees may further sublicense our rights.

All joint inventions created under the agreement will be jointly owned, but all consulting inventions will be owned solely by Harvard. Harvard is responsible for the prosecution and maintenance of all Harvard patent rights and we will reimburse Harvard for all documented, out-of-pocket expenses incurred. We are responsible for the prosecution and maintenance and protection of all joint patent rights and have the right, but not the obligation, to enforce any intellectual property developed under this agreement.

We must use commercially reasonable efforts to develop, introduce and market licensed products and achieve certain development milestones specified in the development plan. We also agree to use commercially reasonable efforts to provide patients in developing countries with reasonable access to the licensed products. Additionally, if a third party proposes to develop a product for an alternative indication and we cannot agree on a new development plan with Harvard for such indication or fail to enter into a sublicense to allow such third party to develop the indication, Harvard may terminate or convert our license into a non-exclusive license to the extent needed to allow such third party to develop and distribute such alternative indication product.

In connection with the license, we paid a license fee and issued shares of our common stock. We are subject to annual license maintenance fees and have agreed to make future milestone payments of up to $3.5 million upon achieving specified development and clinical milestones and up to $6.0 million upon achieving specified commercialization milestones. If we do not exercise our co-development option under the Biogen collaboration agreement, the future development and clinical milestone payments we will owe under the Harvard license agreement increase to up to $15.4 million and the future commercialization milestone payments increase to up to $103.5 million. We have also agreed to pay Harvard tiered royalties, at rates in the single-digit percentages, on annual net sales, subject to adjustments under the Usp14 agreement with Biogen. We may offset royalties for third-party intellectual property necessary for the development and commercialization of licensed products. We are also required to pay a percentage of sublicensing revenue and upon achievement of certain sublicensing milestones.

The agreement shall expire upon the expiration of the last to expire valid claim, which will vary on a country-by-country basis, but upon expiration, the licenses granted to us shall survive such expiration as perpetual, fully paid up licenses. Either party may terminate for an uncured material breach, which includes our failure to achieve development milestones. Harvard may also terminate for our failure to maintain liability insurance or for bankruptcy. Upon termination, sublicensees that are not then in breach of their sublicense agreement may have the right to obtain a license from Harvard directly on the same terms and conditions.

Biogen Agreement

In December 2013, we entered into a collaboration and license agreement, or the Usp14 agreement, with Biogen, where we collaborate to research, develop and commercialize licensed products to attack toxic proteins implicated in the development of Alzheimer’s and Parkinson’s diseases. Under the collaboration, Biogen will have the exclusive right to manufacture, and we will have the option to co-commercialize, any products developed under the collaboration. Biogen will, and cause any sublicensees to, and we will, to the extent we have rights to co-commercialize, use all commercially reasonable efforts to commercialize any developed products in each major market where it receives regulatory approval.

In connection with the collaboration, we received an initial upfront payment, along with an equity investment, from Biogen. We are eligible for annual research funding support, subject to any co-development rights we may obtain or any third-party license fees we pay or need to pay. So long as the collaboration continues, we are entitled to certain research, development and sales milestone payments that could result in total payments of up to approximately $200 million, as well as tiered royalties ranging in the mid single-digit percentages. In July 2014, we announced the achievement of an initial preclinical milestone for which we received a milestone payment of $2.0 million.

Both parties will jointly own all joint collaboration technology, but Biogen will be responsible for the prosecution and maintenance of all joint collaboration patent rights. Biogen will have the right of first negotiation for a license under any intellectual property necessary or useful in the collaboration that is developed or controlled by us and, at Biogen’s request, we will transfer to Biogen the rights and responsibility for the prosecution and maintenance of all compound-related patents once a development candidate is designated.

The agreement will remain in effect until the end of the royalty term, which will vary on a country-by-country basis, ending on the later of (a) ten years following the first commercial sale of a sole licensed product in such country, (b) the expiration of the last valid claim covering such sole licensed product in such country, or (c) the expiration of the data protection period for such sole licensed product, unless terminated earlier. Upon expiration, but not termination of the collaboration and license agreement, the licenses granted will become fully-paid up and perpetual with the right to grant unlimited sublicenses.

Biogen may terminate the Usp14 agreement at any time if certain milestones have not been met within a specified period of time, and following completion of the research term, by providing sixty days’ written notice. Either party may terminate the agreement in the event the other party is bankrupt or materially breaches the agreement, and that breach remains uncured within sixty days. Further, upon a change of control or a sale of a program, Biogen will have a right of first negotiation to purchase such controlling interest in our company, or to purchase the applicable assets in a program sale.

Astellas Agreement

In November 2014, we entered into a collaboration and license agreement with Astellas Pharma Inc., or Astellas, to develop cell assays for high throughput screening, and to identify, develop and commercialize drug candidates relating to the unfolded protein response pathway.

Astellas will develop and have full control over, at its sole cost and expense, the commercialization of each licensed product. If we elect to co-develop a product candidate, we will be responsible for a percentage of the co-development costs for such development compound. We will also have the opportunity to co-promote licensed products with Astellas in the United States on a fee-for-service basis.

In connection with the collaboration, we received an initial upfront investment from Astellas. We are entitled to certain research, development and sales milestone payments that could result in total payments of up to approximately $400 million, as well as royalties ranging in the mid single-digit to low double-digit percentages, subject to any third-party license fees we pay or need to pay. In addition, Astellas had the right to specify two additional projects to be conducted under the same terms, which, if it fully exercised this right, would bring the total potential payments under the collaboration to $1.2 billion. This right had not been exercised by Astellas as of November 30, 2015 and was initially set to lapse on May 4, 2015. Astellas has requested, and we have agreed, to extend the exercise period for this right through November 4, 2016.

We will jointly own any collaboration technology and all intellectual property rights therein and will be jointly responsible for the prosecution and maintenance (including costs) of all collaboration patent rights, provided that our company will have final decision making authority until the time a development candidate is designated.

The collaboration and license agreement will remain in effect until the end of the royalty term, which will vary on a country-by-country basis, ending on the later of (a) 11 years following the first commercial sale of a licensed product in such country, (b) the expiration of the last valid claim covering such licensed product in such country, or (c) the expiration of the data protection period for such licensed product, unless terminated earlier. Upon expiration, but not termination, the development and commercialization license will become fully-paid up and perpetual. Astellas may terminate the agreement at any time following completion of the research term on a licensed product-by-licensed product and a country-by-country basis, or terminate the agreement in its entirety, by providing written notice to us. Astellas may also terminate on a project-by-project basis upon 20 days’ to six months’ notice, depending on the phase of research in progress. Either party may terminate for a material breach by the other party which is uncured within 60 days or for bankruptcy of the other party. If Astellas challenges a patent right or collaboration patent right of ours, we may terminate the agreement upon written notice to Astellas.

Upon a termination of the agreement other than by Astellas for cause, Astellas will grant to us a reverted product license, assign regulatory and clinical data and agreements with third parties that relate exclusively to reverted products and provide commercially reasonable assistance to permit us to develop or commercialize such reverted products in their reverted territory.

Government Regulation

Government authorities in the United States at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing.

A number of different regulatory agencies may be involved, depending on the product at issue, and the type and stage of activity. These include the FDA, the Drug Enforcement Administration, or DEA, the Centers for Medicare and Medicaid Services, or CMS, other federal agencies, state boards of pharmacy, state controlled substance agencies and more.

U.S. Government Regulation

Drug Development Process

In the United States, the FDA is a primary regulator of drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. The process of obtaining regulatory approvals and other compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable requirements at any time during the drug development process, approval process, or after approval, may subject us to adverse consequences and administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications; withdrawal or restriction of an approval; imposition of a clinical hold or other limitation on research; Warning Letters; product seizures; total or partial suspension of development, production, or distribution; or injunctions, fines, disgorgement, or civil or criminal payments or penalties.

The process required before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal trials and formulation trials conducted according to Good Laboratory Practice, or GLP, requirements, animal welfare laws and other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials, meaning trials in human subjects, may begin in the United States, obtaining similar authorizations in other jurisdictions where clinical research will be conducted and maintaining these authorizations on a continuing basis throughout the time that trials are performed and new data are collected;

•	performance of adequate and well-controlled clinical trials according to Good Clinical Practices, or GCP, requirements to demonstrate whether a proposed drug is safe and effective for its intended use;

•	preparation and submission to the FDA of a marketing authorization application, such as a new drug application, or NDA, and submitting similar marketing authorization applications in other jurisdictions where commercialization will be pursued;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with current good manufacturing practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	FDA review and approval of the NDA or other marketing authorization application; and

•	The development, testing and approval process requires substantial time, effort and financial resources and bears significant inherent risk that the individual products will not exhibit the relevant safety, effectiveness, or quality characteristics. We cannot be certain that any approvals for our product candidates will be granted on a timely basis, or with the specific terms that we desire, if at all.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug initially is introduced into a small number of patients or human volunteers and information is collected pertaining to the drug’s safety, dosage tolerance, absorption, metabolism, distribution and elimination. These trials are designed to determine the metabolism and pharmacologic actions, side effects with increasing doses and, if possible, early evidence of effectiveness.

•

Phase 2. Clinical trials include controlled clinical studies initiated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the effectiveness of the drug candidate for a particular indication in patients with the disease or condition under study, and to determine common short-term side effects and risks associated with the drug.

•	Phase 3. Clinical trials are expanded and controlled trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk profile of the drug candidate and provide an adequate basis for physician labeling and regulatory approval.

Progress reports related to clinical trials must be submitted at least annually to the FDA and participating institutional review boards, and more frequent safety reports must be submitted to the FDA and to investigators for serious and unexpected suspected adverse events, and certain other purposes. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within a specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk or that the investigational product apparently lacks efficacy. Similarly, an institutional review board can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with applicable requirements or if the drug candidate has been associated with unexpected serious harm to healthy volunteers or patients.

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

At times during the development of a new drug product, sponsors are given opportunities to meet with the FDA. This commonly occurs prior to submission of an IND, at the end of Phase 2 testing, and before an NDA is submitted. Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. A plan for pediatric assessment also must be discussed at the end of the Phase 2 meeting. Concurrent with clinical trials, companies usually complete additional animal trials and develop additional information about the chemistry and physical characteristics of the drug candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate, and the manufacturer must develop methods for confirming the identity, quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life and distribution pathway.

Disclosure of Clinical Trial Information

Sponsors of clinical trials (other than Phase 1 trials) of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could in the future be required to be disclosed. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

New Drug Application Review and Approval Processes

The results of drug candidate development, preclinical trials and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug candidate, proposed labeling and other relevant information are submitted to the FDA as part of a new drug application, or NDA, requesting approval to market the drug candidate. The submission of an NDA is subject to the payment of a substantial user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees; a waiver of fees may be obtained under limited circumstances.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under PDUFA, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2016, the user fee for each NDA application requiring clinical data is $2,374,200. PDUFA also imposes an annual product fee for drugs ($114,450), and an annual establishment fee ($585,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews each NDA to ensure that it is sufficiently complete for substantive review before it may be filed. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA reviews an NDA to determine, among other things, whether a drug candidate is safe and effective for its intended use and indication for use, including use of a drug as a combination therapy, and whether its manufacturing is cGMP-compliant to assure and preserve the drug candidate’s identity, strength, quality and purity. The FDA may refer the NDA to an advisory committee consisting of a panel of external experts for review and recommendation as to whether the NDA should be approved and under what conditions. Before approving an NDA, the FDA will typically inspect the facility or facilities where the active ingredient and the formulated drug candidate are manufactured and tested.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable criteria are not satisfied, or it may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a Complete Response Letter if the agency decides not to approve the NDA in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the Complete Response Letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a product receives regulatory approval, the approval may be limited to specific diseases, dosages, or indications for use, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval trials, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has various programs, including fast track, priority review, accelerated approval, and breakthrough therapy designation, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. We believe that PTI-428 may qualify for some of these expedited development and review programs. Even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification.

In January 2016, we received Fast Track designation from the FDA for the investigation of PTI-428 for the treatment of CF. The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, the FDA presently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012 also amended the FDCA to require FDA to expedite the development and review of a breakthrough therapy. A drug can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Post-Approval Requirements

Any products for which we may receive future FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting and analysis of adverse experiences with the product, providing the FDA with updated safety, efficacy and quality information, product sampling and distribution requirements, maintaining up-to-date labels, warnings, and contraindications, and complying with promotion and advertising requirements. Products may be promoted only for the approved indications and in accordance with the approved label; products cannot be promoted for unapproved, or off-label, uses, although physicians may prescribe drugs for off-label uses in accordance with the practice of medicine. Manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to manufacturing processes often require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections for compliance with cGMPs and other laws. FDA and state inspections may identify compliance issues at manufacturing that may disrupt production or distribution or may require substantial resources to correct.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market, such as adverse events, the existence or severity of which was unknown when the product was approved. Later discovery of previously unknown problems with a product may result in restrictions on the product or complete withdrawal from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal payments or penalties.

From time to time, new legislation is enacted that changes the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition, FDA regulations and guidance may be revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or regulatory or policy changes will occur or be implemented and what the impact of such changes, if any, may be.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents, if issued, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to five years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by the FDA either alone or in combination. For a new chemical entity that was issued orphan drug designation, the FDCA provides marketing exclusivity for the “same drug” and “same indication” for a period of seven years. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the compound responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical trials and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Information and Exclusivity

Under the FDCA, NDAs and certain supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. Recently, the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was signed into law on July 9, 2012, amended the FDCA. FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that cost of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the

FDA may not approve any other applications to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. Orphan drug exclusivity could block the approval of our drug candidates for seven years if a competitor obtains approval of the same product as defined by the FDA or if our drug candidates are determined to be contained within the competitor’s product for the same indication or disease.

The Orphan Products Grants Program in the FDA’s Office of Orphan Products Development, with an annual budget of approximately $14.0 million, supports clinical development of products including drugs, biologics, medical devices and medical foods for use in rare diseases and conditions where no therapy exists or where the proposed product will be superior to the existing therapy. This program provides grants for clinical studies on safety and/or effectiveness that will either result in, or substantially contribute to, market approval of these products.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency or reviewing courts in ways that may significantly affect our business and development of our product candidates and any products that we may commercialize. It is impossible to predict whether additional legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of any such changes may be. Federal budget uncertainties or spending reductions may reduce the capabilities of the FDA, extend the duration of required regulatory reviews, and reduce the availability of clinical research grants.

As in the United States, we may apply for designation of a drug candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in the European Union enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

Pharmaceutical Coverage, Pricing, and Reimbursement

United States

Even if the FDA approves NDAs for our drug candidates, sales of our products will depend, in part, on the availability of coverage and reimbursement by third-party payors, such as government health programs, commercial or private insurance, and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

European Union

In Europe and many other foreign countries, the success of our drug candidates we may develop depends largely on obtaining and maintaining government reimbursement, because in many foreign countries patients are unlikely to use prescription pharmaceutical products that are not reimbursed by their governments. Negotiating reimbursement rates in foreign countries can delay the commercialization of a pharmaceutical product and generally results in a reimbursement rate that is lower than the net price that companies can obtain for the same product in the United States.

In some countries, such as Germany, commercial sales of a product can begin while the reimbursement rate that a company will receive in future periods is under discussion. In other countries, a company must complete the reimbursement discussions prior to the commencement of commercial sales of the pharmaceutical product. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of drugs for which their national health insurance systems provide reimbursement and to control the prices of drugs for human use. A member state may approve a specific price for the drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug on the market. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Other U.S. Healthcare Laws and Compliance Requirements

Pharmaceutical companies also are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws, and the reporting of payments to physicians and teaching hospitals. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, ACA, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of ACA of greatest importance to the biopharmaceutical industry are the following:

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The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services, a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic products from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare and Medicaid Services, or CMS, expanded Medicaid rebate liability to the territories of the United States as well. In addition, ACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the present state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, ACA imposed a requirement on manufacturers of branded drugs and biologic products to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

•	Effective in 2011, ACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	As part of efforts to further transparency of payments made by pharmaceutical companies to physicians, ACA required manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin reporting this information to CMS beginning in 2014. Annual reporting is required and records of payments are publicly available for review on the CMS website.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to ACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	ACA created the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. ACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	ACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Anti-kickback Laws

U.S. federal laws, including the federal Anti-Kickback Statute, prohibit fraud and abuse involving state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various federal agencies, including CMS, the Department of Justice, and the Office of Inspector General for the U.S. Department of Health and Human Services, or HHS, and various state agencies. These anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. Remuneration is broadly defined to include anything of value, such as cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The anti-kickback laws are broad and prohibit many arrangements and practices that are lawful in businesses outside of the healthcare and biopharmaceutical industry. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

The penalties for violating the anti-kickback laws can be severe. The sanctions include criminal and civil penalties, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the federal anti-kickback laws, and some apply to items and services reimbursable by any payor, including third-party payors.

Federal and State Prohibitions on False Claims

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment under federal programs (including Medicare and Medicaid). Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Although we would not submit claims directly to government payors, manufacturers can be held liable under the False Claims Act if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law.

Provisions of the False Claims Act allow a private individual to bring an action on behalf of the federal government and to share in any amounts paid by the defendant to the government in connection with the action. The number of filings under these provisions has increased significantly in recent years. Conduct that violates the False Claims Act may also lead to exclusion from the federal healthcare programs. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to all payers.

Federal Prohibitions on Healthcare Fraud and False Statements Related to Healthcare Matters

There are numerous federal and state laws protecting the privacy and security of protected health information. Additionally, a number of related crimes can be prosecuted related to healthcare fraud, false statements relating to healthcare matters, theft or embezzlement in connection with a health benefit program, and obstruction of criminal investigation of healthcare offenses. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including a private insurer. Violation of any of these laws is a felony and may result in fines or exclusion from the federal healthcare programs.

Physician Payment Sunshine Act

The Physician Payment Sunshine Act requires most pharmaceutical manufacturers to report annually to the Secretary of HHS any and all financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we regularly interact with may meet the definition of a foreign government official for purposes of the Foreign Corrupt Practices Act.

Other Regulations

In addition to the statutes and regulations described above, we also are subject to regulation in the United States under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other federal, state, local and foreign statutes and regulations, now or hereafter in effect.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials, distribution, and future commercial sales of our products. Whether or not we obtain FDA approval for a drug candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, before we can commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegeneration, or diabetes and optional for those medicines that are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for approval by one or more “concerned” member states based on an assessment of an application performed by one member state, known as the “reference” member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether or not to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Employees

As of September 1, 2016, we employed 56 full-time employees, including 40 in research and development and 16 in general and administrative, and one part-time employee. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

We lease our office and laboratory space, which consists of 18,000 square feet located in Cambridge, Massachusetts. Our lease expires in May 2018. We believe our present office and laboratory space is sufficient to meet our needs until the expiration of our lease.

Legal Proceedings

In the ordinary course of business, we are from time to time involved in lawsuits, claims, investigations, proceedings, and threats of litigation relating to intellectual property, commercial arrangements, employment and other matters. While the outcome of these proceedings and claims cannot be predicted with certainty, as of the date of this prospectus, we are not party to any material pending legal proceedings, and we are not aware of any claims or actions pending or threatened against us that would have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages as of September 1, 2016:

Name	Age	Position(s)
Executive Officers:
Meenu Chhabra	43	President, Chief Executive Officer and Director
James M. DeTore	51	Chief Financial Officer and Treasurer
Brett R. Hagen	43	Controller, Principal Accounting Officer
Geoffrey S. Gilmartin, M.D., M.M.Sc.	49	Chief Development Officer
Po-Shun Lee, M.D.	46	Executive Vice President and Chief Medical Officer
Benito Munoz, M.Sc., Ph.D.	54	Executive Vice President, Drug Discovery
Janet L. Smart, Ph.D., J.D.	59	Vice President, Intellectual Property and Legal Affairs

Directors:
M. James Barrett, Ph.D.(3)	73	Chairman of the Board of Directors
Franklin M. Berger, CFA(2)(3)	66	Director
Helen Boudreau(1)(2)	50	Director
Jeffery W. Kelly, Ph.D.(3)	56	Director
Christopher T. Walsh, Ph.D.(1)	72	Director
Eric B. Rabinowitz(2)	40	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following paragraphs provide information as of the date of this prospectus about our executive officers and directors. The information presented includes information about each of our directors’ specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that he or she should serve as a director.

Meenu Chhabra. Ms. Chhabra has been serving as our President and Chief Executive Officer and a member of our Board of Directors since May 2014. From August 2007 to May 2014, Ms. Chhabra was President and Chief Executive Officer at Allozyne, Inc., a biopharmaceutical company. From December 2006 to August 2007, she served as Vice President of Business Development and Licensing at the Novartis Pharmaceuticals division of Novartis AG (NYSE: NVS). From July 2003 to November 2006, she served as Chief Business Officer at BioXell SpA, a spin-off from F. Hoffmann-LaRoche Ltd.’s Milan Research Institute (Italy), where she led corporate development and financing activities. Ms. Chhabra has also held management positions with Fresenius Kabi AG, Warner-Lambert Company, LLC, and Bristol-Myers Squibb Company (NYSE: BMY). She obtained her M.B.A. from York University and her B.Sc. from the University of Toronto. We believe that Ms. Chhabra’s operational experience with our Company gained from serving as our President, Chief Executive Officer and member of the Board of Directors, combined with her extensive experience in the biopharmaceutical industry qualify her to serve as a member of our Board of Directors.

James M. DeTore. Mr. DeTore has been serving as our Chief Financial Officer since August 2016. From November 2014 to February 2016, he served as Chief Financial Officer and Treasurer of bluebird bio (NASDAQ: BLUE). Prior to joining bluebird, Mr. DeTore served as Vice President, Corporate Finance of Ironwood Pharmaceuticals, Inc. (NASDAQ: IRWD) from February 2010 to November 2014, as Vice President, Finance from June 2006 to January 2010 and as Corporate Controller of Microbia, Inc. (Ironwood’s predecessor company) from October 2003 to May 2006. From May 1995 through September 2003, Mr. DeTore held financial positions of increasing responsibility at Genzyme Corporation. Mr. DeTore received both his B.S. in Finance and MBA from Northeastern University.

Brett R. Hagen. Mr. Hagen has been serving as our Controller since May 2016 and Principal Accounting Officer since August 2016. From July 2014 to May 2016, he served as a controller for BIND Therapeutics, Inc. (NASDAQ: BIND). From January 2009 to July 2014, he served as Vice President, Finance/Segment Controller of Boston Private Financial Holdings (NASDAQ: BPFH), Manager of SEC Financial Reporting and Technical Account of The Princeton Review, Controller of BioProcessors Corporation and held a number of positions at PricewaterhouseCoopers LLP. Mr. Hagen received a B.A. from the University of Minnesota, a Master in Accountancy from Wright State University and a M.S. in Finance from Suffolk University.

Geoffrey S. Gilmartin, M.D.,M.M.Sc. Dr. Gilmartin has been serving as our Chief Development Officer since August 2016. From January 2014 to August 2016, he held positions of increasing responsibility at AstraZeneca Pharmaceuticals (NYSE:AZN), and most recently served as senior medical lead for global medicines development, including the benralizumab Phase 3 program in severe asthma. From January 2011 to January 2014, he held positions of increasing responsibility at Vertex Pharmaceuticals (NASDAQ:VRTX) including serving as medical lead for the KalydecoTM (ivacaftor) clinical development program, as well as spearheading the initiation of Phase 3 trials to support label expansion studies for the drug. In addition to his leadership in the life sciences industry, Dr. Gilmartin is an attending physician in the intensive care unit at Beth Israel Deaconess Medical Center and formerly served as director of the BIDMC Sleep Disorders Center and on its pulmonary leadership team. Dr. Gilmartin received a B.A. in History from Dartmouth College, a M.D. from Brown University School of Medicine and a Master of Medical Science in clinical research from Harvard Medical School.

Po-Shun Lee, M.D. Dr. Lee has been serving as our Executive Vice President since December 2015 and our Chief Medical Officer since May 2015. He also served as our Senior Vice President, Clinical Development from May 2015 to December 2015 and as our Vice President, Clinical Development from November 2014 to May 2015. From February 2013 to November 2014, he served as Translational Medicine Expert at the Novartis Institute for Biomedical Research. From August 2010 to January 2013, Dr. Lee served as the Associate Medical Director at Vertex Pharmaceuticals Incorporated (NASDAQ: VRTX) where he supported the clinical development and registration of Kalydeco and led a CFTR corrector program to positive proof-of-concept. From May 2005 to August 2010, Dr. Lee served as a physician-scientist at the Brigham and Women’s Hospital/Harvard Medical School. He received an M.D. from the University of Pennsylvania and a B.A. in Biology from the Johns Hopkins University.

Benito Munoz, M.Sc., Ph.D. Dr. Munoz has been serving as our Executive Vice President, Drug Discovery since September 2016 and has served as our Senior Vice President, Drug Discovery from December 2015 to August 2016 and as our Vice President, Medicinal Chemistry from November 2013 to December 2015. From February 2009 to November 2013, he served as the Director of Medicinal Chemistry, Molecular Libraries Probe Productions Center Network, at the Broad Institute, a biomedical research institute affiliated with Harvard University and the Massachusetts Institute of Technology. In his role at the Broad Institute, Dr. Munoz was responsible for designing and implementing a phenotypic screening platform to identify active molecules within Broad’s collection of small molecules which generated potent hits with a therapeutic potential in neglected diseases. From October 1999 to October 2008, he served in a number of positions of increasing responsibility at Merck & Co. (NYSE: MRK), most recently as a Director of Research Laboratories at Merck & Co.’s Boston, Massachusetts laboratories. He formerly served on the board of Karyopharm Therapeutics, Inc. (NASDAQ: KPTI). Dr. Munoz received his Ph.D. in Organic Chemistry from the University of Toronto and an M.Sc. in Chemistry from Brock University. He also completed postdoctoral training at the Scripps Research Institute.

Janet L. Smart, Ph.D., J.D. Dr. Smart has been serving as our Vice President, Intellectual Property and Legal Affairs since January 2014 and served as our Senior Director, Intellectual Assets from September 2011 to January 2014. From August 2010 to October 2011, Dr. Smart was Senior Director of Legal Affairs at Anchor Therapeutics, Inc., a biotechnology company, where she was responsible for intellectual property and corporate matters. Dr. Smart is a Patent Attorney registered to practice before the U.S. Patent and Trademark Office. She received a J.D. from Franklin Pierce Law Center (now University of New Hampshire School of Law) and B.S., M.S. and Ph.D. degrees from Northeastern University.

M. James Barrett, Ph.D. Dr. Barrett has served on our Board of Directors since May 2015 and as Chairman since June 2016. Dr. Barrett has been a manager of an affiliate of New Enterprise Associates 12, Limited Partnership, or NEA, a venture capital fund, since 2001. He also serves on the boards of Clovis Oncology, Inc. (NASDAQ: CLVS), Galera Therapeutics, GlycoMimetics, Inc. (NASDAQ: GLYC), PhaseBio Pharmaceuticals Inc., Psyadon Pharmaceuticals, Inc., Roka Bioscience, Inc., Senseonics Inc., Supernus Pharmaceuticals, Inc. (NASDAQ: SUPN) and Tarveda Therapeutics, Inc. He formerly served on the boards of CoGenesys Inc. (acquired by Teva Pharmaceutical Industries (NASDAQ: TEVA)), Iomai Corporation (acquired by Intercell AG (OTCBB: INRLF, INRLY)), MedImmune, Inc. (acquired by AstraZeneca plc (NYSE: AZN)), Pharmion Corp. (acquired by Celgene Corp. (NASDAQ: CELG)), Inhibitex, Inc. (NASDAQ: INHX, acquired by Bristol-Myers Squibb Company (NYSE: BMY)), and Peptimmune, Inc. Prior to NEA, Dr. Barrett served as Founder, Chairman and Chief Executive Officer of Sensors for Medicine and Science, Inc. (n/k/a Senseonics) and also led three NEA-funded companies, serving as Chairman and Chief Executive Officer of Genetic Therapy, Inc., President and Chief Executive Officer of Life Technologies, Inc. (acquired by Thermo Fisher Scientific, Inc. (NYSE:TMO)), which was formed through the merger of GIBCO Corporation and Bethesda Research Labs, Inc., where Dr. Barrett was President and Chief Executive Officer. Previously, he worked in various divisions of SmithKline and French (now GlaxoSmithKline Plc (NYSE: GSK)). Dr. Barrett received his Ph.D. in Biochemistry at the University of Tennessee, his M.B.A. from the University of Santa Clara, and a B.S. in Chemistry from Boston College. We believe that Dr. Barrett’s extensive venture capital industry experience and technical background, along with his service on the board of directors of a number of public and private biopharmaceutical companies make him qualified to serve as a member of our Board of Directors and its Chairman.

Franklin M. Berger, CFA. Mr. Berger joined our Board of Directors in February 2016. Mr. Berger is a consultant to biotechnology industry participants, including major biopharmaceutical firms, mid-capitalization biotechnology companies, specialist asset managers and venture capital companies, providing business development, strategic advisory, financing, partnering and royalty acquisition advice. Mr. Berger is also a biotechnology industry analyst with over 25 years of experience in capital markets and financial analysis. Mr. Berger worked at Sectoral Asset Management as a co-founder of the small-cap focused NEMO Fund from January 2007 through May 2008. From May 1998 to March 2003, he served at J.P. Morgan Securities, most recently as Managing Director, Equity Research and Senior Biotechnology Analyst. Previously, Mr. Berger served in similar capacities at Salomon Smith Barney and Josephthal & Co. Mr. Berger also serves on the boards of directors of BELLUS Health, Inc. (OTCPK: BLUSF), ESSA Pharma, Inc. (NASDAQ: EPIX), Immune Design Corp. (NASDAQ: IMDZ) and Five Prime Therapeutics, Inc. (NASDAQ: FPRX), each of which is a public biotechnology company. Mr. Berger previously served as a member of the board of directors of Seattle Genetics, Inc., a public biotechnology company, Aurinia Pharmaceuticals, Inc., a public biopharmaceutical company, and Emisphere Technologies, Inc., BioTime, Inc. and VaxGen, Inc., each of which were public biopharmaceutical companies during Mr. Berger’s service as a director. Mr. Berger received a B.A. in International Relations and an M.A. in International Economics both from Johns Hopkins University and an M.B.A. from the Harvard Business School. He is also a Chartered Financial Analyst. We believe that Mr. Berger’s financial background and experience as an equity analyst in the biotechnology industry combined with his experience serving on the boards of directors of multiple public companies are important to our strategic planning and financing activities and make him qualified to serve as a member of our Board of Directors.

Helen M. Boudreau. Ms. Boudreau joined our Board of Directors in February 2016. Ms. Boudreau has served as the Chief Financial Officer of FORMA Therapeutics, Inc. since October 2014. From September 2008 to September 2014, Ms. Boudreau worked at Novartis, including serving as the Chief Financial Officer of Novartis Corporation, the U.S. corporate arm of Novartis AG (NYSE: NVS), from November 2012 to September 2014, Vice President of Investor Relations from January 2012 to December 2012, and Vice President and Chief Financial Officer for Novartis Oncology, a global business unit, from September 2008 to January 2012. Before joining Novartis, Ms. Boudreau worked at Pfizer, Inc. (NYSE: PFE), where she served in multiple leadership positions, including Vice President of Finance, Customer Business Unit and Commercial Operations, Vice President of Finance, Research and Development, and the Senior Director of Financial Planning and Analysis.

Prior to Pfizer, Ms. Boudreau held strategic and operational roles at Yum Brands/PepsiCo., McKinsey & Company, and Bank of America. Ms. Boudreau received a B.A. in Economics from the University of Maryland and an M.B.A. from the Darden School at the University of Virginia. We believe that Ms. Boudreau’s financial background, combined with her extensive experience and leadership in the biotechnology industry, make her qualified to serve as a member of our Board of Directors.

Jeffery W. Kelly, Ph.D. Dr. Kelly, a co-founder of our company, has served on our Board of Directors since December 2006 when our company was founded. Since September 2008, he has been serving as the Chairman of Molecular and Experimental Medicine and the Lita Annenberg Hazen Professor of Chemistry within the Skaggs Institute of Chemical Biology at The Scripps Research Institute in La Jolla, California. From August 2000 to December 2008, he served as Dean of Graduate Studies at The Scripps Research Institute, and from July 2000 to December 2006, he also served as Vice President of Academic Affairs. Dr. Kelly also co-founded FoldRx Pharmaceuticals, Inc. and Misfolding Diagnostics Inc. He received his Ph.D. in organic chemistry from the University of North Carolina at Chapel Hill. We believe that Dr. Kelly’s long history with our company and scientific and technical expertise make him qualified to serve as a member of our Board of Directors.

Christopher T. Walsh, Ph.D. Dr. Walsh, a co-founder of our company, has served on our Board of Directors since December 2006, when our company was founded. Since July 2014, he has been a consulting professor of chemistry at Stanford University. From 1987 to July 2014, he was a professor of biological chemistry and molecular pharmacology at Harvard Medical School. He has been on a number of advisory boards, including the Whitehead Institute, The Scripps Research Institute, California Institute for Biomedical Research and the science review board of the Howard Hughes Medical Institute. Dr. Walsh also serves on the board of directors of Ironwood Pharmaceuticals, Inc. (NASDAQ: IRWD). Dr. Walsh holds a Ph.D. in life science from Rockefeller University and an A.B. degree in biology from Harvard University. We believe that Dr. Walsh’s long history with our company and scientific and technical expertise make him qualified to serve as a member of our Board of Directors.

Eric B. Rabinowitz. Mr. Rabinowitz joined our Board of Directors in August 2016. He has served as Vice President of Corporate Development at Perrigo Company, plc since August 2014. Prior to Perrigo, Mr. Rabinowitz held several positions of increasing responsibility at Barclays Capital, Inc. from June 2010 to August 2014 including Vice President of Investment Banking, Health Care Mergers & Acquisitions, Director of Investment Banking, Health Care Mergers & Acquisitions, and Managing Director of Investment Banking, Health Care Mergers & Acquisitions. From February 2009 to May 2010 he served as Director, Investment Banking, Health Care Group and as Executive Director, Investment Banking, Health Care group at Oppenheimer & Co. Inc. Mr. Rabinowitz also served as Associate, Investment Banking, Health Care Group and as Vice President, Investment Banking, Health Care Group at Bear, Stearns & Co. Inc. prior to its acquisition by J.P. Morgan, Director of Finance at TheStreet.com, Financial Controller of North America BOO.com and Senior Accountant, Investment Companies Group at Deloitte and Touche, LLP. Mr. Rabinowitz earned a B.A. in Accounting from the University of Florida, Fischer School of Accounting and an M.B.A, with a concentration in Finance and Entrepreneurship, from The University of Chicago Booth School of Business. We believe that Mr. Rabinowitz’s financial expertise and experience in the pharmaceutical industry make him qualified to serve as a member of our Board of Directors.

Composition of our Board of Directors

Our board of directors currently consists of seven members. Our nominating committee and board of directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence. Our board of directors has determined that all members of the board of directors, except Meenu Chhabra, are independent directors, including for purposes of the rules of The NASDAQ Stock Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

Staggered Board. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2017 for Class II directors and 2018 for Class III directors. The election for our Class I directors took place on July 14, 2016.

•	Our Class I directors are M. James Barrett and Franklin M. Berger;

•	Our Class II directors are Helen M. Boudreau, Meenu Chhabra and Jeffery W. Kelly; and

•	Our Class III directors are Christopher T. Walsh and Eric B. Rabinowitz.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Stock Market and the SEC rules and regulations.

Audit committee. Mr. Berger, Ms. Boudreau and Mr. Rabinowitz serve on the audit committee, which is chaired by Ms. Boudreau. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Boudreau as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon its review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation committee. Ms. Boudreau and Dr. Walsh serve on the compensation committee, which is chaired by Dr. Walsh. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable NASDAQ Stock Market rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee. Dr. Barrett, Mr. Berger and Dr. Kelly serve on the nominating and corporate governance committee, which is chaired by Mr. Berger. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NASDAQ Stock Market rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines;

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

Our Code of Business Conduct and Ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The current version of the Code of Business Conduct and Ethics is available on our website (www.proteostasis.com) under the Investors & Media tab, under the sub-tab “Corporate Governance.” A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, upon a request directed to: Proteostasis Therapeutics, Inc., 200 Technology Square, 4th Floor, Cambridge, MA 02139 Attention: Chief Financial Officer. We intend to disclose any amendment or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, or principal accounting officer, or persons performing similar functions, by posting such information on our website and/or in our public filings with the SEC. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are presently separated and have historically been separated at our company. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to her position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables to the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Option Awards(2) ($)	All Other Compensation ($)		Total ($)
Meenu Chhabra	2015	432,285		261,313	881,867	10,200	(3)	1,585,665
President and Chief Executive Officer	2014	253,365	(4)	105,260	686,635	3,000		1,048,260
Po-Shun Lee, M.D.	2015	285,010	(5)	103,545	314,908	—		703,253
Executive Vice President and Chief Medical Officer
Janet L. Smart, Ph.D., J.D.	2015	209,641		37,126	72,654	—		319,421
Vice President, Intellectual Property and Legal Affairs	2014	204,111		39,778	12,036	—		255,925

(1)	Amounts represents bonuses earned with respect to 2014 and 2015, which were paid in 2015 and 2016, respectively. Cash bonuses for 2015 were paid pursuant to our 2015 Bonus Plan and were based upon the achievement of corporate performance goals related to filing an investigational new drug application for PTI-428, achievement of 60% cystic fibrosis transmembrane conductance regulator restoration with proprietary triple combination product candidate, advancement of corporate collaborations and alliances and completion of certain financing events as well as individual performance within each named executive officer’s area of responsibility. For Ms. Chhabra, $200,000 of her 2015 bonus was paid in cash and $61,313 was paid in shares of our common stock, valued as of the closing price of our common stock on February 25, 2016 and rounded down to the nearest whole share.
(2)	Amounts represent the aggregate grant-date fair value of option awards granted to our named executive officers in 2014 and 2015 computed in accordance with FASB ASC Topic 718. For information regarding assumptions underlying the valuation of equity awards, see Note 2 to our financial statements for the year ended December 31, 2015. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.
(3)	Amounts represent commuting expenses between our offices and Ms. Chhabra’s home.
(4)	Ms. Chhabra joined us in May 2014. Her annualized base salary for 2014 was $425,000.
(5)	Dr. Lee was appointed to his position as Executive Vice President and Chief Medical Officer in 2015.

Narrative Disclosure to Summary Compensation Table

Employment Arrangements with our Named Executive Officers

We have entered into an employment agreement or offer letter with each of our named executive officers. Except as noted below, these employment agreements and offer letters provide for “at will” employment.

On March 11, 2016, the Company entered into employment agreements (each an “Agreement” and collectively, the “Agreements”) with each of Meenu Chhabra, our President and Chief Executive Officer, and Po-Shun Lee, M.D., our Executive Vice President, and Chief Medical Officer (each an “Executive” and collectively, the “Executives”).

The Agreements provide for an annual base salary (the “Base Salary”), which is subject to annual review by the Compensation Committee or the Board of Directors (Ms. Chhabra’s current annual base salary is $450,000 and Dr. Lee’s current annual base salary is $340,000). In addition, each Executive is eligible for an annual cash bonus pursuant to the Company’s Senior Executive Cash Incentive Bonus Plan (Ms. Chhabra is eligible for an annual bonus targeted at 50% of her base salary, and Dr. Lee is eligible for an annual bonus targeted at 35% of his base salary). The Executives are eligible to participate in the employee benefit plans generally available to our full-time employees, subject to the terms of those plans.

Pursuant to the Agreements, in the event that an Executive’s employment is terminated by us without cause (as defined in the Agreements) or an Executive terminates his or her employment with us for good reason (as defined in the Agreements), in either case prior to a change in control (as defined in the Agreements) or at any time after the 12-month anniversary of a change in control, the Executive will be entitled to receive: (i) base salary continuation for 12 months (in the case of Ms. Chhabra) or nine months (in the case of Dr. Lee) following termination, (ii) a monthly cash payment in an amount equal to the monthly contribution that the Company would have made to provide health insurance to the Executive had the Executive remained employed until the earlier of 12 months (in the case of Ms. Chhabra) or nine months (in the case of Dr. Lee) following the date of termination or the date the Executive becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA and (iii) on the date that is 35 days after the date of termination, the portion of any outstanding equity grants subject to time-based vesting that would have vested in the 12 months (in the case of Ms. Chhabra) or nine months (in the case of Dr. Lee) following the date of termination had the Executive remained employed will accelerate and vest. In the event that an Executive obtains employment during the period during which he or she is receiving severance payments, any remaining severance payments will be reduced by the amount of any cash compensation received by the Executive pursuant to such employment during the severance period. In the event that an Executive’s employment is terminated by us without cause, or an Executive terminates his or her employment with us for good reason, in either case within 12 months following change in control, the Executive will be entitled to receive: (i) base salary continuation for 18 months (in the case of Ms. Chhabra) or 12 months (in the case of Dr. Lee) following termination, (ii) a monthly cash payment in an amount equal to the monthly contribution that the Company would have made to provide health insurance to the Executive had the Executive remained employed by the Company until the earlier of 18 months (in the case of Ms. Chhabra) or 12 months (in the case of Dr. Lee) following the date of termination or the date the Executive becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA and (iii) on the date that is 35 days after the date of termination, acceleration of 100% of the equity awards held by the Executive that are subject to time-based vesting. In addition, in the event that an Executive’s employment is terminated by us without cause or by the Executive for good reason, the restrictive covenants applicable to the Executive will apply for nine months, rather than 12 months, following termination. Receipt of the severance payments and benefits described above is conditioned upon the Executive entering into and not revoking a separation agreement with us, including a general release of claims. In addition, the Executives have entered into an Employee Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreements that contain, among other things, non-competition and non-solicitation provisions that apply during the term of the Executive’s employment and for 12 months thereafter.

On September 9, 2011, we entered into an offer letter with Dr. Smart. Dr. Smart currently receives a base salary of $214,273 and is eligible for a performance-based annual bonus of up to 20% of her base salary. Dr. Smart is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. In addition, Dr. Smart has entered into an Employee Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement that contain, among other things, non-competition and non-solicitation provisions that apply during the term of her employment and for 12 months thereafter.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2015.

		Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options(1) (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Meenu Chhabra	5/19/2014	135,025	225,043	3.36	6/6/2024
	9/2/2015	—	110,876	14.71	10/9/2025
Po-Shun Lee, M.D.	11/24/2014	6,244	18,732	11.03	6/29/2025
	6/30/2015	—	27,751	11.03	6/29/2025
Janet L. Smart, Ph.D., J.D.	9/26/2011	5,550	—	2.49	12/6/2021
	1/30/2012	256	17	2.49	1/20/2022
	3/27/2013	439	200	2.38	3/27/2023
	1/30/2014	1,481	1,905	3.36	6/6/2024
	1/30/2014	1,315	1,691	3.36	6/6/2024
	2/11/2015	—	9,345	14.71	10/9/2025

(1)	Each stock option was granted pursuant to our 2008 Equity Incentive Plan. The shares of common stock underlying these stock options vest over a four-year period, with 25% of the shares to vest upon the completion of one year of service measured from the vesting commencement date, and the balance vesting in 12 successive equal quarterly installments upon the completion of each additional three-month period of service thereafter.

On January 15, 2016, the Board of Directors approved the grant of options to purchase an aggregate of 506,210 shares of our common stock to certain of our executive officers and employees, including to our named executive officers in the amounts set forth in the following table.

Named Executive Officer	Number of Shares Underlying the Option
Meenu Chhabra	162,861
Po-Shun Lee, M.D.	99,926
Janet L. Smart, Ph.D., J.D.	34,636

These options were issued in connection with our initial public offering at the exercise price per share of $8.00, which is equal to the initial public offering price of our common stock and such options will vest and become exercisable with respect to 25% of the shares on the first anniversary of the date of grant and in 12 equal quarterly installments thereafter.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors during 2015. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board of Directors during 2015. We reimburse non-employee directors for reasonable travel expenses. Ms. Chhabra, our Chief Executive Officer, receives no compensation for her service as a director, and, consequently, is not included in this table. The compensation received by Ms. Chhabra as an employee during 2015 is presented in the “Summary Compensation Table” above. No options or stock awards were granted to our directors during 2015.

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)		Total ($)
Christopher K. Mirabelli, Ph.D.(1)	—		—		—
M. James Barrett, Ph.D.	—		—		—
Franklin M. Berger, CFA	—		—		—
Helen M. Boudreau	—		—		—
Bernard Davitian(1)	—		—		—
Jeffery W. Kelly, Ph.D.	16,000	(2)	50,000	(3)	66,000
Stephen C. Knight, M.D.(1)	—		—		—
Henry B. Skinner, Ph.D.(1)	—		—		—
Christopher T. Walsh, Ph.D.	16,000	(2)	—		16,000
Conor M. Walshe(1)	—		—		—

(1)	Former directors.
(2)	Comprises a fee of $4,000 per meeting for attendance at meetings of our Board of Directors, which was approved by our Board of Directors.
(3)	Comprises an annual consulting fee for service on our scientific advisory board.

In January 2016, our Board of Directors adopted a non-employee director compensation policy, which became effective on February 10, 2016, that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. Under this policy, all non-employee directors will be paid cash compensation as set forth below, prorated based on days of service during a calendar year:

Annual Retainer ($)
Board of Directors:
All non-employee members	35,000
Additional retainer for Non-Executive Chairperson, if so elected	25,000
Audit Committee:
Chairperson	15,000
Non-Chairperson members	7,500
Compensation Committee:
Chairperson	10,000
Non-Chairperson members	5,000
Nominating and Corporate Governance Committee:
Chairperson	7,500
Non-Chairperson members	3,500

Each non-employee director shall have the right to elect to receive all or a portion of his or her annual cash retainer in the form of options to purchase our common stock.

Under the policy, each new non-employee director who is initially appointed or elected to our Board of Directors after February 10, 2016 will receive an equity award in the form of an option to purchase our common stock with a grant-date fair value of $195,000, which option will vest in equal quarterly installments over a period of three years following the grant date, subject to the director’s continued service on our Board of Directors. On the date of each annual meeting of our stockholders, each continuing non-employee director will be eligible to receive an equity award with a grant-date fair value of $97,000 in the form of an option to purchase shares of our common stock, which option will vest in equal quarterly installments over a period of one year following the grant date. Our non-employee directors may also be granted such additional stock options in such amounts and on such dates as our Board of Directors may recommend. All of the foregoing options will be granted with an exercise price per share equal to the fair market value of our common stock on the date of grant and will accelerate immediately upon a sale of the company.

We have also agreed to reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending Board of Directors and committee meetings.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk-taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on our company.

Equity Compensation Plans and Other Benefit Plans

2016 Stock Option and Incentive Plan

Our 2016 Stock Option and Incentive Plan, or the 2016 Plan, was adopted by our board of directors on January 15, 2016 and approved by our stockholders on February 3, 2016 and became effective on February 9, 2016. The 2016 Plan replaced the 2008 Plan (as defined below), as our board of directors determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2016 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved 1,581,839 shares of our common stock for the issuance of awards under the 2016 Plan. The 2016 Plan provides that the number of shares reserved and available for issuance under the 2016 Plan will automatically increase each January 1, beginning on January 1, 2017, by 3% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. The number of shares reserved under the 2016 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2016 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2016 Plan and our 2008 Equity Incentive Plan are added back to the shares of common stock available for issuance under the 2016 Plan.

Stock options and stock appreciation rights with respect to no more than 740,041 shares of stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed 1,581,839 shares cumulatively increased on January 1, 2017 and on each January 1 thereafter by the least of (1) 3% of the number of outstanding shares as of the immediately preceding December 31, (2) 740,041 shares or (3) such lesser number of shares as determined by our compensation committee. The value of all awards made under the 2016 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $500,000.

The 2016 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan will be those full or part-time officers, employees, non-employee directors and other consultants as selected from time to time by our compensation committee in its discretion.

The 2016 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of fair market value of the common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2016 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2016 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2016 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, development, clinical or regulatory milestones, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 462,526 shares of common stock with respect to a stock-based award and $2,000,000 with respect to a cash-based award.

The 2016 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2016 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2016 Plan. To the extent that awards granted under the 2016 Plan are not assumed or continued or substituted by the successor entity, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and, upon the effective time of the sale event, all unvested awards granted under the 2016 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2016 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. We may also make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock underlying such awards.

Our board of directors may amend or discontinue the 2016 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2016 Plan require the approval of our stockholders.

No awards may be granted under the 2016 Plan after the date that is ten years from the date of stockholder approval of the 2016 Plan.

2008 Equity Incentive Plan

Our 2008 Equity Incentive Plan, or the 2008 Plan, was approved by our board of directors and our stockholders in August 2008 and was most recently amended in May 2015. As of November 30, 2015, we have reserved for issuance an aggregate of 1,650,975 shares of our common stock under the 2008 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Effective upon the closing of our initial public offering, our board of directors had decided not to grant any further awards under our 2008 Plan. The shares we issue under the 2008 Plan are authorized but unissued shares or shares we had reacquired prior to our initial public offering. The shares of common stock underlying any awards that are forfeited, canceled, repurchased, expire or are otherwise terminated (other than by exercise) under the 2008 Plan are currently added to the shares of common stock available for issuance under the 2016 Plan.

The compensation committee of our board of directors serves as administrator of the 2008 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2008 Plan. Persons eligible to participate in the 2008 Plan are those full or part-time officers, employees, directors, consultants and other key persons (including prospective employees, but conditioned upon their employment) of the company and its subsidiaries as selected from time to time by the administrator in its discretion.

The 2008 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each incentive stock option under Section 422 of the Code will be fixed by the administrator and may not exceed ten years from the date of grant or five years from the date of the grant if the optionee owns more than 10% of the combined voting power of all classes of Company stock. The term of each option that does not qualify as incentive stock option under Section 422 of the Code is not so limited. The administrator will determine at what time or times each option may be exercised. In addition, the 2008 Plan permits the granting of restricted shares of common stock, and unrestricted stock.

The 2008 Plan provides that upon the occurrence of a “change of control,” as defined in the 2008 Plan, the administrator may terminate all outstanding stock options if the administrator provides notice to the optionees prior to consummation of the change in control, or unless the parties to the change of control agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2008 Plan and all options issued thereunder in connection with a change of control, the optionees will be provided an opportunity to exercise their options prior to the completion of the change of control. The administrator has the right to provide for cash payment to holders of vested options in an amount equal to the difference between the market value of the shares of common stock for which the option is then exercisable and the exercise price of such options. The administrator also has the discretion, in the event of a change in control, to terminate any limitation on the optionee’s ability to retain restricted stock. Restricted stock and restricted stock units will be forfeited immediately prior to the effective time of a change of control unless such awards are assumed or continued by the successor entity. In the event that the shares of restricted stock are forfeited in connection with a change of control, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. The administrator has the right to provide for cash payment to holders of restricted stock or restricted stock units in an amount equal to the per share cash consideration in the change of control.

2016 Employee Stock Purchase Plan

Our 2016 Employee Stock Purchase Plan, or the 2016 ESPP, was adopted by our board of directors on January 15, 2016 and approved by our stockholders on February 3, 2016. The 2016 ESPP became effective on February 10, 2016.

The 2016 ESPP authorizes the initial issuance of up to a total of 138,757 shares of our common stock to participating employees. The 2016 ESPP provides that the number of shares reserved and available for purchase under the plan will automatically increase each January 1, starting on January 1, 2017 and ending on January 1, 2026, by the least of (i) 138,757 shares of common stock, (ii) 1% of all shares of our capital stock outstanding as of December 31 of the prior calendar year and (iii) an amount determined by the administrator of the 2016 ESPP, which is our compensation committee. These numbers are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours a week are eligible to participate in the 2016 ESPP. Any employee who owns, or would own upon a purchase under the 2016 ESPP, 5% or more of the voting power or value of our stock is not eligible to purchase shares under our the 2016 ESPP.

We may make one or more offerings to our employees to purchase stock under the 2016 ESPP. Unless otherwise determined by the administrator of the 2016 ESPP, each offering will begin on the first business day occurring on or after each January 1st and July 1st in such year as to be determined by the administrator of the 2016 ESPP and will end on the last business day occurring on or before the following June 30th and December 31st, respectively, each referred to as offering periods. The administrator may designate different offering periods in its discretion but no offering shall exceed six months in duration or overlap with another offering.

Each employee who is a participant in the 2016 ESPP may purchase shares by authorizing payroll deductions at a minimum of 1% and up to 10% of his or her eligible compensation for each pay period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on either the first or the last day of the offering period, whichever is lower, provided that no more than 2,312 shares of common stock or such other lesser maximum number established by the plan administrator may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under the 2016 ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2016 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2016 ESPP may be terminated or amended by our board of directors at any time. Amendments that increase the number of shares of our common stock authorized under the 2016 ESPP and certain other amendments require the approval of our stockholders.

401(k) Plan

We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. Historically, we have not made any matching contributions to the 401(k) plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions since January 1, 2013, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

We have adopted a written policy that requires all future transactions between us and any director, director nominee, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

All of the transactions described below were entered into prior to the adoption of this written policy but each was approved by our board of directors. Prior to our board of directors’ consideration of a transaction with a related person, the material facts as to the related person’s relationship or interest in the transaction were disclosed to our board of directors, and the transaction was not approved by our board of directors unless a majority of the directors approved the transaction. Our current policy with respect to approval of related person transactions is not set forth in writing.

Convertible Note Financings

In July and September 2014 and July 2015, we sold an aggregate of $15.0 million in convertible promissory notes to existing investors at a price equal to the principal amount of such notes. The following table summarizes the participation in the convertible note financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of 5% Stockholder	Date Purchased	Convertible Note Principal Amount
F-Prime Capital Partners Healthcare Fund II LP(1)	July 31, 2014	$662,576
*Biogen MA Inc.	July 31, 2014	$331,288
*Genzyme Corporation(2)	July 31, 2014	$331,288
Healthcare Ventures VIII, L.P.(3)	July 31, 2014	$768,589
New Enterprise Associates 12, Limited Partnership(4)	July 31, 2014	$918,530
Novartis International Pharmaceutical Investment Ltd.(5)	September 25, 2014	$662,576
Perrigo Science One Ltd.(6)	September 29, 2014	$1,325,153
F-Prime Capital Partners Healthcare Fund II LP(1)	July 22, 2015	$709,592
Perrigo Science One Ltd.(6)	July 22, 2015	$1,419,185
*Genzyme Corporation(2)	July 22, 2015	$354,796
Healthcare Ventures VIII, L.P.(3)	July 22, 2015	$823,127
New Enterprise Associates 12, Limited Partnership(4)	July 22, 2015	$1,030,724
Novartis International Pharmaceutical Investment Ltd.(5)	July 22, 2015	$662,576

*	No longer a 5% stockholder.
(1)	Dr. Stephen C. Knight, a former member of our board of directors, is an employee of an affiliate of F-Prime Capital Partners Healthcare Fund II LP.

(2)	Mr. Bernard Davitian, a former member of our board of directors, is an employee of an affiliate of Genzyme Corporation.
(3)	Dr. Christopher K. Mirabelli, a former member of our board of directors and former chairman, is a managing director of an affiliate of HealthCare Ventures VIII, L.P.
(4)	Dr. M. James Barrett, a member of our board of directors and its chairman, is a manager of an affiliate of New Enterprise Associates 12, Limited Partnership.
(5)	Shares of our capital stock that were issued upon conversion of the convertible promissory note in September 2015 were issued to Novartis Bioventures Ltd., an affiliate of Novartis International Pharmaceutical Investment Ltd. Dr. Henry B. Skinner, a former member of our board of directors, is an employee of an affiliate of Novartis International Pharmaceutical Investment Ltd. and Novartis Bioventures Ltd.
(6)	Mr. Conor M. Walshe, a former member of our board of directors, and Eric Rabinowitz, a member of our board of directors, are employees of an affiliate of Perrigo Science One Ltd. (formerly Elan Science One Ltd.).

Series B Financing

On September 2, 2015, we entered into a stock purchase agreement with a number of existing and new investors, pursuant to which we agreed to issue up to an aggregate of 34,057,398 shares of our Series B convertible preferred stock at a price of $1.268 per share. The following table summarizes the participation in the Series B convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of 5% Stockholder	Date Purchased	Shares of Series B Preferred	Aggregate Purchase Price Paid
F-Prime Capital Partners Healthcare Fund II LP(1)	September 2, 2015	1,987,782	$2,556,228
*Genzyme Corporation(2)	September 2, 2015	993,891	$1,278,144
HealthCare Ventures VIII, L.P.(3)	September 2, 2015	2,319,750	$2,983,199
New Enterprise Associates 12, Limited Partnership(4)	September 2, 2015	4,423,723	$5,688,908
Novartis Bioventures Ltd.(5)	September 2, 2015	1,944,315	$2,500,389
Perrigo Science One Ltd.(6)	September 2, 2015	3,961,459	$5,094,436
Cormorant Global Healthcare Master Fund, LP	September 2, 2015	6,220,839	$7,999,999
Franklin M. Berger, CFA	September 2, 2015	777,064	$999,999

*	No longer a 5% stockholder.
(1)	Dr. Stephen C. Knight, a former member of our board of directors, is an employee of an affiliate of F-Prime Capital Partners Healthcare Fund II LP.
(2)	Mr. Bernard Davitian, a former member of our board of directors, is an employee of an affiliate of Genzyme Corporation.
(3)	Dr. Christopher K. Mirabelli, a former member of our board of directors and former chairman, is a managing director of an affiliate of HealthCare Ventures VIII, L.P.
(4)	Dr. M. James Barrett, a member of our board of directors and its chairman, is a manager of an affiliate of New Enterprise Associates 12, Limited Partnership.
(5)	All shares issued upon conversion of Novartis International Pharmaceutical Investment Ltd.’s convertible notes were issued to and are included under Novartis Bioventures Ltd. Dr. Henry B. Skinner, a former member of our board of directors, is an employee of an affiliate of Novartis International Pharmaceutical Investment Ltd. and Novartis Bioventures Ltd.
(6)	Mr. Conor M. Walshe, a former member of our board of directors, and Eric Rabinowitz, a member of our board of directors, are employees of an affiliate of Perrigo Science One Ltd. (formerly Elan Science One Ltd.).

Participation in our Initial Public Offering

Certain of our directors and 5% stockholders purchased an aggregate of 3,175,324 shares of our common stock in our initial public offering at the public offering price.

Perrigo Science One Ltd.	125,000
New Enterprise Associates 12, Limited Partnership	900,324
Healthcare Ventures VIII, L.P.	375,000
F-Prime Capital Partners Healthcare Fund II LP	375,000
Novartis Bioventures Ltd.	375,000
Cormorant Global Healthcare Master Fund, LP	840,000
CMRA SPV, L.P.	160,000
Franklin M. Berger, CFA	25,000

Total	3,175,324

Participation in this Offering

Certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to such stockholders, and such stockholders may determine to purchase more, less or no shares in this offering.

Collaboration Agreement

In December 2013, we entered into a collaboration and license agreement, or the Usp14 agreement, with Biogen New Ventures Inc., a wholly-owned subsidiary of Biogen MA Inc., where we collaborate to research, develop and commercialize licensed products to attack toxic proteins implicated in the development of Alzheimer’s and Parkinson’s diseases. So long as the collaboration continues, we are entitled to certain research, development and sales milestone payments that could result in total payments of up to approximately $200 million, as well as tiered royalties ranging in the mid single-digit percentages. In July 2014, we announced the achievement of an initial preclinical milestone for which we received a milestone payment of $2.0 million. For more information, See “Business—Licenses—Biogen Agreement.”

Executive Officer and Director Compensation

Please see “Executive Compensation” for information regarding compensation of our executive officers and directors.

Employment Agreements

We have entered into offer letters with our executive officers. For more information regarding our agreements with our named executive officers for the fiscal year ended 2015, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Arrangements with our Named Executive Officers.”

Stockholders’ Agreement

We and certain holders of our previously outstanding preferred stock have entered into a stockholders’ agreement pursuant to which these stockholders have, among other things, registration rights under the Securities Act of 1933, as amended, with respect to common stock that they hold. See “Description of Capital Stock—Registration Rights” for a further description of the terms of these agreements.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated by-laws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated by-laws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated by-laws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Additionally, we have entered into indemnification agreements with each of our directors and officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated by-laws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. These indemnification agreements require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated by-laws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of June 30, 2016 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of vested options or the conversion of our convertible preferred stock. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

The table lists applicable percentage ownership based on 19,139,486 shares of our common stock outstanding as of June 30, 2016. The number of shares beneficially owned includes shares of our common stock that each person has the right to acquire within 60 days of June 30, 2016, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of our common stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of our common stock owned by any other person.

Certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. Assuming a public offering price of $15.10 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on September 1, 2016, these stockholders would purchase up to an aggregate of approximately 463,576 shares of the 4,250,000 shares being offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to such stockholders, and such stockholders may determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by these stockholders.

Unless indicated below, the address of each individual listed below is c/o Proteostasis Therapeutics, Inc., 200 Technology Place, 4th Floor, Cambridge, MA 02139.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner(1)	Number	Percent	Number	Percent
5% Stockholders
Entities Affiliated with New Enterprise Associates Inc.(2)	3,095,240	16.2%	3,095,240	13.2%
Perrigo Science One Ltd.(3)	2,911,880	15.2%	2,911,880	12.4%
Healthcare Ventures VIII, L.P.(4)	2,164,095	11.3%	2,164,095	9.2%
F-Prime Capital Partners Healthcare Fund II LP(5)	1,877,812	9.8%	1,877,812	8.0%
Novartis Bioventures Ltd.(6)	1,873,791	9.8%	1,873,791	8.0%
Entities Affiliated with Cormorant Asset Management, LLC(7)	1,725,460	9.0%	1,725,460	7.4%
Named Executive Officer and Director
Meenu Chhabra(8)	212,758	1.1%	212,758	*
Other Named Executive Officers
Po-Shun Lee, M.D.(9)	17,865	*	17,865	*
Janet L. Smart, Ph.D., J.D.(10)	13,847	*	13,847	*
Other Directors
Christopher K. Mirabelli, Ph.D.(4)	2,167,908	11.3%	2,167,908	9.3%
M. James Barrett, Ph.D.(2)	3,100,699	16.2%	3,100,699	13.3%
Franklin M. Berger, CFA(11)	104,559	*	104,559	*
Helen M. Boudreau(12)	7,627	*	7,627	*
Jeffery W. Kelly, Ph.D.(13)	119,914	*	119,914	*
Christopher T. Walsh, Ph.D.(14)	13,639	*	13,639	*
Conor M. Walshe(3)	3,813	*	3,813	*
All directors and executive officers as a group (12 persons)(15)	5,777,895	29.7%	5,777,895	24.4%

*	Indicates beneficial ownership of less than one percent.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Proteostasis Therapeutics, Inc., 200 Technology Square, 4th Floor, Cambridge, MA 02139.
(2)	Consists of (i) 3,093,072 shares of common stock held by New Enterprise Associates 12, Limited Partnership (“NEA 12”), and (ii) 2,168 shares of common stock held by NEA Ventures 2008, L.P. (“Ven 2008”). M. James Barrett, Peter J. Barris, Forest Baskett, Patrick J. Kerins, Krishna “Kittu” Kolluri and Scott D. Sandell (collectively, the “Managers”) are the managers of NEA 12 GP, LLC (“NEA 12 LLC”), the sole general partner of NEA Partners 12, Limited Partnership (“NEA Partners 12”), the sole general partner of NEA 12. The Managers, NEA 12 LLC, and NEA Partners 12 share voting and dispositive power with regard to the shares of the securities directly held by NEA 12. The shares directly held by Ven 2008 are indirectly held by Karen P. Welsh, the general partner of Ven 2008. M. James Barrett, a member of our Board of Directors, has neither voting nor dispositive power with respect to the shares held by Ven 2008. In addition to the shares held by NEA 12, Dr. Barrett beneficially owns 7,627 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date. Each indirect holder of these shares disclaim his, her or its beneficial ownership in the securities held by NEA 12 and Ven 2008, as applicable, except to the extent of his, her or its pecuniary interest therein, if any. The address for the funds affiliated with New Enterprise Associates Inc. is 1954 Greenspring Drive, Suite 6000, Timonium, MD 21093.
(3)	Consists of (i) 2,908,067 shares of common stock held by Perrigo Science One Ltd (formerly Elan Science One Ltd.), and (ii) 3,813 shares of common stock underlying options held by Mr. Conor M. Walshe that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date. Mr. Conor M. Walshe, a former member of our Board of Directors, is also an employee of a corporation that is affiliated with Perrigo Science One Ltd. Mr. Walshe disclaims beneficial ownership of the securities held by Perrigo Science One Ltd., except to the extent of his pecuniary interest arising as a result of his employment by such affiliate of Perrigo Science One Ltd. The address for Perrigo Science One Ltd. is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

(4)	Consists of (i) 2,149,295 shares of common stock, and (ii) 14,800 shares of common stock underlying a warrant to purchase Series A preferred stock held by Healthcare Ventures VIII, L.P. (“HCVVIII”). James H. Cavanaugh, Christopher K. Mirabelli (a former member of our Board of Directors), Harold R. Werner, John W. Littlechild and Augustine Lawlor (collectively, the “Directors”) are the Managing Directors of HealthCare Partners VIII, LLC (“HCPVIII LLC”), which is the General Partner of HealthCare Partners VIII, L.P. (“HCPVIII”), which is the General Partner of HealthCare Ventures VIII, L.P. Each of the Directors, HCPVIII LLC and HCPVIII beneficially own and share voting and dispositive power with respect to all of the securities owned by HCVVIII. Each of the Directors, including former chairman and former board member Dr. Mirabelli, disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. Additionally, Dr. Mirabelli beneficially owns 3,813 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date. The address for Healthcare Ventures VIII, L.P. is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141
(5)	Consists of 1,877,812 shares of common stock held by F-Prime Capital Partners Healthcare Fund II LP. F-Prime Capital Partners Healthcare Advisors Fund II LP is the general partner of F-Prime Capital Partners Healthcare Fund II LP. F-Prime Capital Partners Healthcare Advisors Fund II LP is solely managed by Impresa Management LLC, its general partner and investment manager. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for each of the entities listed above is 245 Summer Street, Boston, MA 02210.
(6)	Consists of 1,873,791 shares of common stock held by Novartis Bioventures Ltd. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such securities. None of the members of its board of directors has individual voting or investment power with respect to such securities and each disclaims beneficial ownership of such securities. Novartis Bioventures Ltd. is an indirectly owned subsidiary of Novartis AG. The address for Novartis Bioventures Ltd is P.O. Box HM 2899, Hamilton HM LX Bermuda.
(7)	Based solely on a Schedule 13G filed by Cormorant Asset Management, LLC (“CAM”), consists of 1,725,460 shares of common stock held by entities affiliated with CAM. Shares reported for CAM represent shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the “Fund”) and shares which are beneficially owned by a managed account (the “Account”). Cormorant Global Healthcare GP, LLC (“CGH”) serves as the general partner of the Fund, and CAM serves as the investment manager to both the Fund and the Account. Bihua Chen serves as the managing member of CGH and CAM. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for CAM is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(8)	Consists of (i) 202,540 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date, and (ii) 10,218 shares of common stock held by Ms. Chhabra.
(9)	Consists of 17,865 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date.
(10)	Consists of 13,847 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date.
(11)	Consists of (i) 7,627 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date, and (ii) 96,932 shares of our common stock held by Mr. Berger.
(12)	Consists of 7,627 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date.
(13)

Consists of (i) 98,412 shares of common stock, and (ii) 21,502 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date, each held directly by Jeffery W. Kelly. Dr. Kelly is currently the Chairman of Molecular and Experimental Medicine and the Lita Annenberg Hazen Professor of Chemistry within the Skaggs Institute of Chemical Biology at The Scripps Research Institute, which holds 26,932 shares of common stock. Dr. Kelly disclaims beneficial ownership of the shares held by The Scripps Research Institute except to the extent of his pecuniary interest arising as a result of his employment by The Scripps Research Institute.
(14)	Consists of (i) 7,627 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date, and (ii) 6,012 shares of our common stock held by Dr. Walsh.
(15)	Includes 309,154 shares of common stock underlying options that are exercisable as of June 30, 2016 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, and as of June 30, 2016, there were 19,139,486 shares of common stock outstanding and no shares of preferred stock outstanding. As of the date of this prospectus, we had approximately 45 record holders of our capital stock. In addition, as of June 30, 2016, options to purchase 1,751,524 shares of our common stock were outstanding and 1,284,444 shares of our common stock were reserved for future grants under our stock option plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been previously filed with the SEC as exhibits to Amendment No. 1 to Form S-1 registration statement filed on February 1, 2016. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated by-laws.

Common Stock

We are authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Our board of directors are authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Registration Rights

The holders of 12,305,142 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of a stockholders’ agreement between us and the holders of our preferred stock. The stockholders’ agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under the stockholders’ agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Following August 8, 2016, the holders of 12,305,142 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the stockholders’ agreement, we will be required, upon the written request of holders of two-thirds of these securities, to use our best efforts to file a registration statement and use reasonable, diligent efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the stockholders’ agreement.

Short Form Registration Rights

The holders of 12,305,142 shares of our common stock, or their permitted transferees, are also entitled to short form registration rights. Pursuant to the stockholders’ agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $1,000,000, we will be required to use our best efforts to affect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the stockholders’ agreement.

Piggyback Registration Rights

The holders of 12,305,142 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the stockholders’ agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our stockholders’ agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the investor rights agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation or (ii) at such time when all registrable securities could be old without restriction under Rule 144 of the Securities Act.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the amended and restated by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum. Our amended and restated by-laws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated by-laws contain the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “PTI.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2016, upon completion of this offering, 23,389,486 shares of common stock will be outstanding, assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of options. All of the shares sold in this offering will be freely tradable. The shares sold in our initial public offering, excluding any portion of such shares purchased by certain of our existing principal stockholders, are also freely tradable. The remaining shares of common stock outstanding after this offering are restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 233,894 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, subject to the lock-up agreements as described under “Lock-up Agreements” below and under “Underwriting” in this prospectus.

Lock-up Agreements

In connection with this offering, we and each of our directors and officers and certain of our significant securityholders have agreed that, subject to certain exceptions, without the prior written consent of Leerink Partners LLC and RBC Capital Markets, LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (as such period may be extended under certain circumstances), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions are subject to certain exceptions, as described in more detail under “Underwriting” in this prospectus.

Registration Rights

We are party to an investor rights agreement which provides that holders holding 12,305,142 shares of our common stock have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration, subject to the expiration of the lock-up periods described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Stock Option Plan

We have filed a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Executive Compensation—Stock Option Plans.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, any tax considerations resulting from a non-U.S. holder having a functional currency other than the U.S. dollar, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	regulated investment companies or real estate investment trusts;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	tax-qualified retirement plans;

•	pension plans and pension funds;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

As discussed above in “Dividend Policy,” we do not anticipate paying any dividends on our common stock in the foreseeable future. In the event that we do make a distribution of cash or property on our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the section titled “Withholding and Information Reporting Requirements—FATCA” and “Backup Withholding and Information Reporting.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements, including by providing the applicable withholding agent an IRS Form W-8ECI (or successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Withholding and Information Reporting Requirements—FATCA” and “Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to any

U.S. federal income tax on any gain realized upon such non-U.S. holder’s sale or other taxable disposition (including a redemption but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) of shares of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold (at the applicable rate) the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such non-U.S. holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the non-U.S. holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-

U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Leerink Partners LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
RBC Capital Markets, LLC
H.C. Wainwright & Co., LLC
Robert W. Baird & Co., Incorporated

Total	4,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering of the shares, the public offering price, concession or any other term of the offering may be changed by the representatives.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $0.7 million. We also have agreed to reimburse the underwriters for up to $20,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 637,500 additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Participation in this Offering

Certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $7.0 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to such stockholders, and such stockholders may determine to purchase more, less or no shares in this offering.

No Sales of Company Securities

We have agreed that we will not, without the prior written consent of Leerink Partners LLC and RBC Capital Markets, LLC offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any shares of common stock other than those issued hereunder, or any securities convertible into, or exercisable, or exchangeable for, shares of common stock, which we refer to collectively as Company Securities, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the underwriting agreement among us and the underwriters, provided that we may (i) issue and sell Company Securities pursuant to any employee stock option plan, incentive plan, employee stock purchase plan, stock ownership plan or dividend reinvestment plan of ours disclosed herein and in effect as of the date of such underwriting agreement, (ii) issue common stock issuable upon the conversion of securities outstanding as of the date of such underwriting agreement or (iii) file one or more registration statements on Form S-8.

Our executive officers and directors and certain of our significant security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 90 days after the date of the underwriting agreement among us and the underwriters without first obtaining the written consent of Leerink Partners LLC and RBC Capital Markets, LLC on behalf of the underwriters. This lock-up agreement applies to Company Securities, whether owned now, acquired later by the person executing the agreement, or for which the person executing the agreement later acquires the power of disposition. Specifically, these persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, sell, contract to sell or pledge any Company Securities;

•	sell any option or contract to purchase any Company Securities;

•	purchase any option or contract to sell any Company Securities;

•	grant any option, right or warrant to purchase any Company Securities; and

•	otherwise dispose of or transfer any Company Securities.

Such persons have also agreed not to enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence of ownership of Company Securities, or to make any demand for or exercise any right with respect to the registration of any shares of common stock or any other Company Securities. The foregoing transactions are prohibited regardless of whether they are to be settled by delivery of common stock or any other Company Securities. The restrictions described in this paragraph and the paragraph immediately preceding it do not apply to our directors, executive officers or shareholders with respect to:

•	transfers (1) as a bona fide gift, (2) to any trust for the direct or indirect benefit of the individual or his or her immediate family, (3) as a distribution to partners, members, other shareholders, other equity holders or beneficiaries of such persons, (4) by will, other testamentary document or intestate succession upon the death of such persons, (5) pursuant to orders of a court or regulatory agency or (6) to the person’s affiliates or to any investment fund or other entity controlled or managed by, or under common control or management by, or any investment fund or other entity that controls or manages, the person; provided that in each case, the transferee agrees to be bound in writing by the same restrictions, and that, in the cases of transfers described in (1), (2), (3) and (6), such transfers do not trigger any filing or reporting obligation or result in any other voluntary or mandatory public disclosure; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public disclosure of the entry into such a trading plan is required or is voluntarily made by any person during the restricted period.

The NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “PTI.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. For instance, Leerink Partners LLC served as the placement agent for our Series B financing in September 2015 and is a joint bookrunner in this offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares of common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts and Ropes & Gray LLP, Boston, Massachusetts will act as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts included in this prospectus were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This prospectus may only be used for the purpose for which it has been published.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Proteostasis Therapeutics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Proteostasis Therapeutics, Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 30, 2016, except for the third paragraph of

Note 1, as to which the date is August 24, 2016

PROTEOSTASIS THERAPEUTICS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2015	2014
Assets
Current assets:
Cash	$13,844	$8,793
Accounts receivable	918	1,424
Other current assets	180	370

Total current assets	14,942	10,587
Property and equipment, net	566	575
Deferred offering costs	2,744	—
Other assets	144	326
Restricted cash	294	294

Total assets	$18,690	$11,782

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,330	$1,889
Accrued expenses	2,248	1,542
Deferred revenue	4,076	2,540
Deferred rent	182	62

Total current liabilities	9,836	6,033
Convertible promissory notes, including accrued interest of $199	—	10,199
Deferred revenue, net of current portion	4,265	3,120
Deferred rent, net of current portion	287	470
Preferred stock warrant liability	110	120
Derivative liability	2	65

Total liabilities	14,500	20,007

Commitments and contingencies (Note 14)
Convertible preferred stock (Series A and B), $0.001 par value; 110,057,398 and 81,760,000 shares authorized as of December 31, 2015 and 2014, respectively; 104,854,769 and 75,463,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively; aggregate liquidation preference of $149,392 and $105,809, respectively, as of December 31, 2015 and 2014	112,292	86,859
Stockholders’ deficit:
Common stock, $0.001 par value; 170,000,000 and 304,360,000 shares authorized as of December 31, 2015 and 2014, respectively; 571,137 and 520,305 shares issued and outstanding as of December 31, 2015 and 2014, respectively	1	1
Additional paid-in capital	12,115	93
Accumulated deficit	(120,218)	(95,178)

Total stockholders’ deficit	(108,102)	(95,084)

Total liabilities, convertible preferred stock and stockholders’ deficit	$18,690	$11,782

The accompanying notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2015	2014	2013
Revenue	$4,312	$5,150	$1,141

Operating expenses:
Research and development	22,524	16,744	12,976
General and administrative	6,322	4,089	3,747

Total operating expenses	28,846	20,833	16,723

Loss from operations	(24,534)	(15,683)	(15,582)
Interest income	—	1	1
Interest expense	(599)	(199)	—
Other income (expense), net	93	109	(139)

Net loss and comprehensive loss	(25,040)	(15,772)	(15,720)
Modifications of Series A preferred stock	11,481	(6,037)	—
Modifications of Series B preferred stock	(26)	—	—
Accruing dividends on preferred stock	(9,724)	(7,837)	(6,887)

Net loss attributable to common stockholders	$(23,309)	$(29,646)	$(22,607)

Net loss per share attributable to common stockholders—basic and diluted	$(42.14)	$(63.74)	$(53.87)

Weighted average common shares outstanding—basic and diluted	553,162	465,115	419,633

The accompanying notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2012	70,463,000	$75,890	410,547	$—	$339	$(58,676)	$(58,337)
Exercise of stock options	—	—	11,357	—	16	—	16
Stock-based compensation expense	—	—	—	—	315	—	315
Net loss	—	—	—	—	—	(15,720)	(15,720)

Balances at December 31, 2013	70,463,000	75,890	421,904	—	670	(74,396)	(73,726)
Exercise of stock options	—	—	98,401	1	176	—	177
Stock-based compensation expense	—	—	—	—	274	—	274
Issuance of Series A convertible preferred stock, net of issuance costs of $68	5,000,000	4,932	—	—	—	—	—
Modification of Series A preferred stock	—	6,037	—	—	(1,027)	(5,010)	(6,037)
Net loss	—	—	—	—	—	(15,772)	(15,772)

Balances at December 31, 2014	75,463,000	86,859	520,305	1	93	(95,178)	(95,084)
Exercise of stock options	—	—	50,832	—	95	—	95
Stock-based compensation expense	—	—	—	—	472	—	472
Issuance of Series B convertible preferred stock, net of issuance costs of $910	17,107,303	21,090	—	—	—	—	—
Conversion of convertible promissory notes and accrued interest into Series B convertible preferred stock	12,284,466	15,798	—	—	—	—	—
Modifications of Series A preferred stock	—	(11,481)	—	—	11,481	—	11,481
Modifications of Series B preferred stock	—	26	—	—	(26)	—	(26)
Net loss	—	—	—	—	—	(25,040)	(25,040)

Balances at December 31, 2015	104,854,769	$112,292	571,137	$1	$12,115	$(120,218)	$(108,102)

The accompanying notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(25,040)	$(15,772)	$(15,720)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	272	427	608
Non-cash rent expense	(63)	423	2
Non-cash interest expense	599	199	—
Stock-based compensation expense	472	274	315
Change in fair value of derivative liability	(63)	(76)	141
Change in fair value of preferred stock warrant liability	(10)	80	(2)
Changes in operating assets and liabilities:
Accounts receivable	506	1,309	(1,354)
Other current assets	190	84	(21)
Other assets	182	26	234
Accounts payable	361	1,226	100
Accrued expenses	498	7	257
Deferred revenue	2,681	3,134	2,526

Net cash used in operating activities	(19,415)	(8,659)	(12,914)

Cash flows from investing activities:
Purchases of property and equipment	(263)	(172)	(41)

Net cash used in investing activities	(263)	(172)	(41)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	21,090	4,932	—
Proceeds from exercise of stock options	95	177	16
Proceeds from issuance of convertible promissory notes	5,000	10,000	—
Payments of issuance costs of convertible promissory notes	—	(79)	—
Payments of initial public offering costs	(1,456)	—	—

Net cash provided by financing activities	24,729	15,030	16

Net increase (decrease) in cash and cash equivalents	5,051	6,199	(12,939)
Cash and cash equivalents at beginning of year	8,793	2,594	15,533

Cash and cash equivalents at end of year	$13,844	$8,793	$2,594

Supplemental disclosure of non-cash investing and financing activities:
Modifications of Series A preferred stock	$(11,481)	$6,037	$—
Modifications of Series B preferred stock	$26	$—	$—
Conversion of convertible promissory notes and accrued interest into Series B convertible preferred stock	$15,798	$—	$—
Additions to property and equipment included in accounts payable or accrued expenses	$—	$—	$37
Deferred offering costs included in accounts payable and accrued expenses	$1,288	$—	$—

The accompanying notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1.	Nature of the Business

Proteostasis Therapeutics, Inc. (the “Company”) was incorporated in Delaware on December 13, 2006. The Company is an innovative biopharmaceutical company committed to the discovery and development of novel therapeutics that treat diseases caused by an imbalance in the proteostasis network, a set of pathways that control protein biosynthesis, folding, trafficking and clearance. The Company’s initial therapeutic focus is on cystic fibrosis, which is caused by defects in the cystic fibrosis transmembrane conductance regulator (“CFTR”) protein and insufficient CFTR protein function. The Company’s lead product candidate, PTI-428, is in early clinical development, and the Company’s other drug candidates are in the discovery phase.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company’s financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities in the ordinary course of business. Through August 24, 2016, the Company has primarily funded its operations with proceeds from its initial public offering, the sale of convertible preferred stock, and, to a lesser extent, payments received in connection with collaboration agreements and research grants. The Company has incurred losses and negative cash flows from operations and had an accumulated deficit of $120,218 as of December 31, 2015. The Company expects to continue to generate losses and negative cash flows for the foreseeable future. As of August 24, 2016, the Company is seeking to raise additional capital. Absent the completion of such financing, the Company expects that its ability to defer or eliminate as necessary certain discretionary expenditures, including variable operating costs, spending on non-core research programs and commencement of certain studies, together with its cash and cash equivalents of $42,642 as of June 30, 2016, will be sufficient to fund its operating expenses and capital expenditure requirements through the second quarter of 2017. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

Reverse Stock Split

On January 19, 2016, the Company effected a 1-for-10.8102 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

Initial Public Offering

In February 2016, the Company issued and sold 6,250,000 shares of its common stock in its initial public offering (“IPO”) at a public offering price of $8.00 per share, for net proceeds of $42.7 million after deducting

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

underwriting discounts and commissions of $3.5 million and other offering expenses of $3.8 million. Upon the closing of the IPO, all shares of convertible preferred stock then outstanding converted into an aggregate of 9,699,600 shares of common stock, and the Company issued 2,590,742 shares of common stock as payment of $36,016 of accruing dividends due to holders of Series A preferred stock. In addition, the Company’s convertible preferred stock warrant outstanding at the close of the IPO converted to a warrant to purchase common stock.

Revision of Previously Issued Unaudited Quarterly Financial Data

The Company has revised Note 16 in the accompanying financial statements to correct errors in the reported amounts of basic net income per share attributable to common stockholders and diluted net loss per share attributable to common stockholders for the three months ended June 30, 2015 from the amounts appearing in the unaudited quarterly financial data footnote in the previously filed Form 10-K for the year ended December 31, 2015. Amounts previously reported for basic and diluted net income per share did not appropriately present the allocation of income to participating securities and reflect the impact of certain potential common shares. These revisions decreased basic net income attributable to common stockholders from $3.24 per share to $0.12 per share and reduced diluted net income attributable to common stockholders from $3.24 per share to a loss of $0.46 per share. Based upon the Company’s evaluation of relevant factors, the Company concluded that the revisions to the basic and diluted net income (loss) per share attributable to common stockholders as reflected in the unaudited quarterly footnote are not material to the previously issued quarterly financial data.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The financial statements for the year ended December 31, 2015 include the effect of correcting immaterial errors in the Company’s previously issued financial statements related to stock-based compensation expense (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual for research and development expenses and the valuation of common stock, preferred stock warrant liability and derivative liability. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company’s accounts receivable balances are due from counterparties to collaboration agreements and a research grant (see Note 11) that the Company believes to be creditworthy. As of December 31, 2015, 2014, accounts receivable consisted of amounts due from two such counterparties.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. As of December 31, 2015, the Company had recorded $2,744 of deferred offering costs in contemplation of the Company’s initial public offering, which was completed on February 11, 2016. The Company did not record any deferred offering costs as of December 31, 2014.

Restricted Cash

At December 31, 2015, and 2014, restricted cash consisted of a certificate of deposit collateralizing a letter of credit issued as a security deposit in connection with the Company’s lease of its corporate facilities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. Computer equipment is depreciated over three years. Laboratory equipment, office equipment and furniture and fixtures are depreciated over five years. Leasehold improvements are amortized over the shorter of the lease term or the five-year estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s preferred stock warrant liability and its derivative liability are carried at fair value determined according to the fair value hierarchy described above (see Note 3). The carrying value of accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company’s outstanding convertible promissory notes (see Note 6) as of December 31, 2014 approximated fair value due to the short duration of the notes.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is developing therapeutics to treat protein conformational diseases. All of the Company’s tangible assets are held in the United States. To date, all of the Company’s revenue has been generated in the United States.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. Accordingly, the Company recognizes revenue for each unit of accounting when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.

The Company records as deferred revenue any amounts received prior to satisfying the revenue recognition criteria. Deferred revenue not expected to be recognized within the next twelve months is reported as non-current deferred revenue.

Collaborative Research and License Agreements

The terms of these agreements contain multiple deliverables, which may include licenses and research and development activities. The terms of these agreements may also include nonrefundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified milestones, and royalty payments based on product sales derived from the collaboration.

The Company evaluates multiple-element arrangements based on the guidance in ASC Topic 605-25, Revenue Recognition—Multiple-Element Arrangements (“ASC 605-25”). Pursuant to the guidance in ASC 605-25, the Company evaluates multiple-element arrangements to determine (1) the deliverables included in the

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

arrangement and (2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires the Company to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that the delivered item has value to the customer on a standalone basis and, if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. In assessing whether an item has standalone value, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. The Company determines the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”) of selling price if VSOE is not available; or best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price as it generally does not have VSOE or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

The Company recognizes arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, the Company recognizes revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of the Company’s research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then the Company recognizes revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date. At the inception of an arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (1) the consideration is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item as a

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

result of a specific outcome resulting from the Company’s performance to achieve the milestone, (2) the consideration relates solely to past performance, and (3) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. The Company will recognize revenue in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up for the elapsed portion of the research term, assuming all other revenue recognition criteria are met.

Research Grant Contracts

Under these contracts, the Company is typically compensated for specific research or development activities. The Company recognizes revenue as the activities specified under the research grant contracts are performed and all of the revenue recognition criteria in ASC 605 are satisfied.

Embedded Derivatives

Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. An embedded derivative exists associated with an alternate payment option upon change of control within the research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (see Note 11). The embedded derivative has been bifurcated and is classified as a liability on the balance sheet and separately accounted for at its fair value. Changes in fair value of the derivative liability are recognized as a component of other income (expense), net in the statement of operations and comprehensive loss.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, and external costs of outside vendors engaged to conduct preclinical development activities and trials. Research and development expenses include the Company’s costs of performing services in connection with its collaboration agreements and research grant.

Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Research Contract Costs and Accruals

The Company has entered into various research and development contracts with research institutions and other companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Preferred Stock Warrant Liability

The Company classifies a warrant to purchase shares of its Series A preferred stock as a liability on its balance sheets as this warrant is a free-standing financial instrument that may require the Company to transfer assets upon exercise. The warrant was initially recorded at fair value on date of grant, and it is subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the statement of operations and comprehensive loss. Following the reverse stock split of the common stock of the Company and the completion of the Company’s IPO in February 2016, the warrant became a warrant to purchase 14,800 shares of common stock. At that time, the warrant was reclassified to a component of stockholder’s equity and is no longer subject to remeasurement.

The Company uses the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value the preferred stock warrant. The Company has assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying Series A preferred stock, the remaining contractual term of the warrant, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. The Company determines the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrant. Expected dividend yield is determined considering that the underlying Series A preferred stock is entitled to dividends of 8.0% per year, whether or not declared.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards to employees with only service- based vesting conditions and records the expense for these awards using the straight-line method.

The Company measures stock-based awards granted to consultants and non-employees based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model. The Company does not recognize compensation expense for awards with performance-based vesting conditions granted to consultants and non-employees for which satisfaction of the performance conditions is not solely within the control of the holder until the performance conditions have been met.

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre- vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option- pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including the assumed exercise of stock options and unvested restricted stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s convertible preferred stock contains participation rights in any dividend paid by the Company and are deemed to be participating securities. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if- converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options, warrants, preferred stock and the potential issuance of stock upon the conversion of the Company’s convertible notes. Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive.

In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2015, 2014 and 2013.

Recently Adopted Accounting Pronouncements

In June 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-10, Development Stage Entities. The amendments in this update removed all incremental financial reporting requirements, including inception-to-date information and certain other disclosures currently required under GAAP, in the financial statements of development stage companies. The amendments are effective for annual reporting periods beginning after December 15, 2014 and interim reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company elected to early adopt this guidance and, therefore, has not presented inception-to-date disclosures in its financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). ASU 2014-16 applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-16 will have on its financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as noncurrent in the balance sheet. As permitted, the Company elected to early adopt this guidance effective December 31, 2015 and has applied the guidance prospectively. The adoption of this guidance did not have a material impact on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This guidance will require that lease arrangements longer than 12 months result in an entity recognizing an asset and liability equal to the present value of the lease payments in the statement of financial position. This guidance is effective for annual periods beginning after December 15, 2018, and interim periods therein. This standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-17 will have on its financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2015 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$2	$2
Preferred stock warrant liability	—	—	110	110

	$—	$—	$112	$112

	Fair Value Measurements as of December 31, 2014 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$65	$65
Preferred stock warrant liability	—	—	120	120

	$—	$—	$185	$185

During the years ended December 31, 2015, 2014 and 2013, there were no transfers between Level 1, Level 2 and Level 3.

The warrant liability in the table above is comprised of the fair value of a warrant for the purchase of Series A preferred stock and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy (see Note 7).

The fair value of the derivative liability (see Note 11) is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative instrument was determined using the Monte-Carlo simulation analysis. In determining the fair value of the derivative liability, the inputs impacting fair value include the fair value of the Company’s common stock, expected term of the derivative instrument, expected volatility of the common stock price, risk-free interest rate, expected sales-based milestone payments, discount rate, probability of a change of control event, and the probability that the counterparty would elect to accept the alternative cash payment in lieu of its right to the future sales-based milestone payments.

As of December 31, 2015 and 2014, the Company determined the per share fair value of the underlying stock price by taking into consideration recent business development and economic factors it deemed relevant. The Company determined the expected term of the instrument to be 0.12 years and 1.0 year for the years ended December 31, 2015 and 2014, respectively. The Company estimated its expected stock volatility to be 74.1% and 78.1% for the years ended December 31, 2015 and 2014 respectively, based on the historical volatility of publicly traded peer companies for terms matching the expected term of the instrument for each respective period. The risk-free interest rate was determined to be 0.14% and 0.25% for the years ended December 31, 2015 and 2014, respectively, by reference to the U.S. Treasury yield curve for terms matching the expected term of the instrument for each respective period. The Company estimated the expected sales-based milestone payments based on four times the maximum research funding allowable under the CFFT collaboration agreement (see Note 11) plus the expected achievement of certain milestones, which totaled $28,520 for each the years ended December 31, 2015 and 2014. The Company estimated the discount rate in the calculation of the present value of

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

the expected future milestone payments to be 25% and 30% for the years ended December 31, 2015 and 2014, respectively, based on expected returns of alternative investments of a similar type. The Company estimated the probability of a change of control event to be 10% and 50% for the years ended December 31, 2015 and 2014, respectively, by taking into consideration recent developments within the Company.

Changes in the values of the preferred stock warrant liability and the derivative liability are summarized below:

	Preferred Stock Warrant Liability	Derivative Liability
Fair value at December 31, 2012	$42	$—
Initial fair value of derivative liability	—	—
Change in fair value	(2)	141

Fair value at December 31, 2013	40	141
Adjustment to fair value of derivative liability (see Note 11)	—	113
Change in fair value	80	(189)

Fair value at December 31, 2014	120	65
Change in fair value	(10)	(63)

Fair value at December 31, 2015	$110	$2

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2015	2014
Laboratory equipment	$2,999	$2,803
Furniture and fixtures	106	106
Leasehold improvements	364	313
Computer and office equipment	114	98

	3,583	3,320
Less: Accumulated depreciation and amortization	(3,017)	(2,745)

	$566	$575

Depreciation and amortization expense was $272, $427 and $608 for the years ended December 31, 2015, 2014 and 2013, respectively.

5.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2015	2014
Accrued payroll and related expenses	$1,607	$1,080
Accrued other	641	462

	$2,248	$1,542

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

6.	Convertible Promissory Notes

In July 2014, the Company entered into an agreement to issue $10,000 of convertible promissory notes. The notes bore interest at a rate of 8.0% per annum. The Company received proceeds from the issuance of convertible promissory notes of $3,675 on July 31, 2014, $1,325 on September 29, 2014 and $5,000 on November 4, 2014, aggregating $10,000 for the year ended December 31, 2014. The notes originally matured at various dates within 2016, between sixteen and eighteen months from the date of each note issuance.

As of December 31, 2014, the aggregate principal amount of the convertible promissory notes outstanding was $10,000 and accrued interest on the convertible promissory notes totaled $199, resulting in an aggregate carrying value of the notes and accrued interest of $10,199.

In July 2015, the Company issued an additional $5,000 of convertible promissory notes, increasing the aggregate principal amount of convertible promissory notes to $15,000. The notes bore interest at a rate of 8.0% per annum. In connection with its issuance of the convertible promissory notes, the Company extended the maturity date of all outstanding convertible promissory notes to January 2017.

The outstanding convertible promissory notes, and accrued interest thereon, were (1) automatically convertible upon the completion of a qualified public offering, as defined in the agreement, into the Company’s common stock at a conversion price per share equal to the initial public offering price, (2) automatically convertible upon the closing of a qualifying equity financing, as defined in the agreement, into the class and series of shares to be issued to investors participating in the financing at a conversion price per share equal to the price per share paid by the investors, (3) at the option of each holder upon a liquidation event, either (i) to be paid in cash or (ii) convertible into shares of the Company’s Series A preferred stock at the Series A Conversion Price, as specified in the Company’s certificate of incorporation, as amended and restated, (4) due and payable in cash upon an event of default, as defined in the agreement, (5) prepayable at any time without penalty, and (6) convertible into such class and series of capital stock at a price per share as determined between the Company and the holders of the majority of the outstanding notes principal upon the election of such holders if the notes had not been converted or repaid prior to their maturity dates. There were no financial or negative covenants associated with the convertible promissory notes.

On September 2, 2015, in connection with the Company’s issuance of Series B preferred stock, the principal amount of all outstanding convertible promissory notes, aggregating $15,000, and accrued interest thereon, aggregating $798, were automatically converted into 12,284,466 shares of Series B preferred stock at a price of $1.286 per share.

7.	Preferred Stock Warrant Liability

In July 2008, the Company issued a preferred stock warrant to an investor in connection with the issuance of Series A preferred stock that was immediately exercisable for the purchase of 160,000 shares of Series A preferred stock at an exercise price of $1.00 per share, over a term of ten years from issuance.

The fair value of the warrant on the date of grant of $113 was recorded as a reduction to the initial carrying amount of the Series A preferred stock. The Company remeasures the fair value of the liability for this preferred stock warrant at each reporting date from its grant date, with any adjustments being recorded as a component of other income (expense), net in the Company’s statement of operations and comprehensive loss. For the years ended December 31, 2015, 2014 and 2013, the Company recorded gains (losses) of $10, $(80) and $2, respectively, to reflect the change in fair value of this preferred stock warrant.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following assumptions and inputs were used in determining the fair value of the preferred stock warrant liability valued using the Black-Scholes option-pricing model:

	Year Ended December 31,
	2015	2014
Expected term (in years)	2.5	3.5
Expected volatility	59.12%	59.80%
Risk-free interest rate	1.21%	1.20%
Expected dividend yield	8.0%	8.0%

Upon the closing of an initial public offering in which the Series A preferred stock is converted into common stock, the preferred stock warrant will become exercisable for common stock instead of preferred stock, and the preferred stock warrant liability, remeasured at fair value at that time, will be reclassified to additional paid-in capital. This occurred upon the completion of the Company’s IPO in February 2016.

8.	Convertible Preferred Stock

As of December 31, 2015 and 2014, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 81,760,000 shares of $0.001 par value preferred stock.

The Company has issued Series A and Series B preferred stock (collectively “Preferred Stock”). The Preferred Stock is classified outside of stockholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the control of the Company.

In January 2014, the Company issued 5,000,000 shares of Series A preferred stock at an issuance price of $1.00 per share for proceeds of $4,932, net of issuance costs of $68.

In September 2014, the Company modified the Conversion Price of the Series A preferred stock from $10.8102 per share to $3.6030397 per share. This amendment to the Series A Conversion Price was accounted for as a modification of preferred stock based on a quantitative assessment of the change in the fair value that resulted from the modification of the conversion price on the modification date. The increase in the fair value of Series A preferred stock measured immediately before the modification and immediately after the modification, equal to $6,037, was recorded as a deemed dividend from holders of common stock to the holders of preferred stock, resulting in a decrease to additional paid-in capital of $1,027 and an increase to accumulated deficit of $5,010 as well as a corresponding increase of $6,037 to the carrying value of the Series A preferred stock.

In May 2015, the Company modified the Conversion Price of the Series A preferred stock from $3.6030397 per share to $10.8102 per share. This amendment to the Series A Conversion Price was accounted for as a modification of preferred stock based on a quantitative assessment of the change in the fair value that resulted from the modification of the conversion price on the modification date. The decrease in the fair value of Series A preferred stock measured immediately before the modification and immediately after the modification, equal to $10,565, was recorded as a deemed dividend from holders of preferred stock to the holders of common stock, resulting in an increase to additional paid-in capital of $10,565 and a corresponding decrease of $10,565 to the carrying value of the Series A preferred stock.

In September 2015, the Company issued 17,107,303 shares of Series B preferred stock at an issuance price of $1.286 per share for proceeds of $21,090, net of issuance costs of $910. Concurrent with the sale of Series B

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

preferred stock, all outstanding convertible promissory notes, aggregating $15,000, and accrued interest thereon, aggregating $798, were automatically converted into 12,284,466 shares of Series B preferred stock at a price of $1.286 per share.

In September 2015, in connection with the Series B preferred stock financing, (1) the right of the holders of Series A preferred stock to receive accruing dividends, whether or not declared, at a rate of 8.0% per year of the Original Issue Price per share (as described below) ceased as of August 31, 2015, at which time such cumulative accruing dividends totaled $36,016, and (2) the right of holders of Series A preferred stock to receive a cash payment of accruing dividends upon the automatic conversion of the Series A preferred stock into common stock was modified such that all previously accrued but unpaid dividends on Series A preferred stock will be paid in shares of common stock, at a price of $13.9019172 per share, upon such conversion of the Series A preferred stock. If as of January 1, 2016, the Series A preferred stock has not automatically converted into shares of common stock according to its terms, the holders of the Series A preferred stock will be entitled to receive dividends at the rate of 8.0% per year of the respective Original Issue Price per share, commencing as of the respective original issuance date of the Series A preferred stock. These amendments to the Series A preferred stock dividend rights were accounted for as a modification of preferred stock based on a quantitative assessment of the change in the fair value that resulted from the modification of the dividend rights on the modification date. The decrease in the fair value of Series A preferred stock measured immediately before the modification and immediately after the modification, equal to $173, was recorded as a deemed dividend from holders of preferred stock to the holders of common stock, resulting in an increase to additional paid-in capital of $173 and a corresponding decrease of $173 to the carrying value of the Series A preferred stock.

On December 17, 2015, the right of holders of Series A and Series B preferred stock to become entitled to accruing dividends was further modified such that if, as of April 1, 2016, the Series A and Series B preferred stock has not automatically converted into shares of common stock according to its terms, the holders of the Series A and Series B preferred stock will be entitled to receive dividends at the rate of 8.0% per year of the respective Original Issue Price per share, commencing as of the respective original issuance date of the Series A and Series B preferred stock. The decrease in the fair value of Series A preferred stock measured immediately before the modification and immediately after the modification, equal to $743, was recorded as a deemed dividend from holders of preferred stock to the holders of common stock resulting in an increase to additional paid-in capital of $743 and a corresponding decrease of $743 to the carrying value of the Series A preferred stock. The increase in the fair value of Series B preferred stock measured immediately before the modification and immediately after the modification, equal to $26, was recorded as a deemed dividend from holders of common stock to holders of preferred stock the resulting in an decrease to additional paid-in capital of $26 and a corresponding increase of $26 to the carrying value of the Series B preferred stock. In connection with the completion of the Company’s IPO in February 2016, all outstanding shares of convertible preferred stock were converted to common stock.

As of each balance sheet date, Preferred Stock consisted of the following:

	December 31, 2015
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	76,000,000	75,463,000	$75,378	$111,594	6,980,712
Series B preferred stock	34,057,398	29,391,769	36,914	37,798	2,718,888

	110,057,398	104,854,769	$112,292	$149,392	9,699,600

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	December 31, 2014
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	81,760,000	75,463,000	$86,859	$105,809	20,944,249

	81,760,000	75,463,000	$86,859	$105,809	20,944,249

The holders of the Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. In addition, the holders of a majority in voting power of the Series A preferred stock are entitled to elect six members of the board of directors of the Company.

Dividends

At the time of their issuance, the holders of Series A preferred stock were entitled to receive dividends in preference to any dividend on common stock at the rate of 8.0% per year of the Original Issue Price. Such dividends accrued daily, compounded annually, were cumulative and were payable, whether or not declared, upon any liquidation event or upon the conversion of the Series A preferred stock into common stock.

In connection with the Series B preferred stock financing in September 2015, the dividends on the Series A preferred stock ceased accruing as of August 31, 2015. In addition, the right of holders of Series A preferred stock to receive a cash payment of accruing dividends upon the automatic conversion of the Series A preferred stock into common stock was modified such that all previously accrued but unpaid dividends on Series A preferred stock will be paid in shares of common stock, at a price of $13.9019172 per share, upon such conversion. If, as of April 1, 2016, the Series A preferred stock has not automatically converted into shares of common stock according to its terms, the holders of the Series A and Series B preferred stock will be entitled to receive dividends at the rate of 8.0% per year of the respective Original Issue Price per share, commencing as of the respective original issuance date of the Series A and Series B preferred stock. Such dividends will accrue daily, compounding annually, and will be cumulative and payable when and if declared by the Company’s board of directors. In addition, such dividends will be payable, whether or not declared, upon any liquidation event or conversion of Series A or Series B preferred stock into common stock. The Original Issue Price is $1.00 per share for Series A preferred stock and $1.286 per share for Series B preferred stock. In February 2016, upon completion of the IPO, the Company issued 2,590,742 shares of common stock in full payment of $36,016 of accrued dividends.

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Preferred Stock. Through December 31, 2015 and 2014, no dividends had been declared or paid by the Company.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, the holders of Preferred Stock then outstanding shall be entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to stockholders, and before any payment shall be made to holders of common stock, an amount equal to the Original Issue Price per share of each series of preferred stock, plus any accrued but unpaid dividends thereon, whether or not declared. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Preferred Stock, the proceeds will be ratably distributed among the holders of Preferred Stock in proportion to the respective amounts that they would have received if they were paid in full. In addition, in the event of any liquidation, dissolution or winding-up or of any merger or acquisition of the Company and after payments of the respective Original Issue Price per share, plus any accrued but unpaid dividends thereon, have been made in full to the holders of Preferred Stock, the holders of common stock, together with the holders of Preferred Stock, are entitled to receive all remaining assets available for distribution ratably; provided, however, that if the aggregate amounts which the holders of Series B preferred stock are entitled to receive would exceed $3.215 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or similar recapitalization), the holders of Series B preferred stock shall be entitled to receive the greater of (i) $3.215 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or similar recapitalization) and (ii) the amount such holders would have received if all of their shares of Series B preferred stock had been converted into common stock immediately prior to such liquidation event.

A merger, acquisition, sale of voting control or other transaction of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. A sale, exclusive license, transfer or other disposition of all or substantially all of the assets of the Company shall also be deemed a liquidation event.

Conversion

Each share of Preferred Stock is convertible into common stock at the option of the stockholder at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock, at the applicable conversion ratio then in effect, upon a qualified public offering with net proceeds of at least $50,000 that results in the Company’s common stock being listed on the NASDAQ or NYSE exchange. In addition, each share of Series A preferred stock will be automatically converted into shares of common stock upon the date specified by vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series A preferred stock, and each share of Series B preferred stock will be automatically converted into shares of common stock upon the date specified by vote or written consent of the holders of at least the majority of the then outstanding shares of Series B preferred stock.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price per share of each series of preferred stock by the Conversion Price of each series. The initial Conversion Price for Series A preferred stock was $10.8102 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or recapitalization affecting the Series A preferred stock. On September 30, 2014, the Conversion Price for Series A preferred stock was amended to be $3.6030397 per share. In May 2015, the Conversion Price for Series A preferred stock was amended to be $10.8102 per share. The Conversion Price for Series B preferred stock is $13.9019172 per share.

In February 2016, upon completion of the Company’s IPO, all outstanding shares of convertible preferred stock were converted into 9,699,600 shares of common stock and the issuance of 2,590,442 shares of common stock as payment of $36,016 in accruing dividends on the Series A preferred stock.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

9.	Common Stock

As of December 31, 2015 and 2014, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 170,000,000 shares and 304,360,000 shares, respectively, of $0.001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the preferred stockholders. Through December 31, 2015 and 2014, no dividends have been declared.

As of December 31, 2015 and 2014, the Company had reserved 13,777,199 shares and 24,583,643 shares, respectively, of common stock for the conversion of outstanding preferred stock, the exercise of outstanding stock options and the number of shares remaining for grant under the Company’s 2008 Plan (see Note 10), and the exercise of an outstanding warrant to purchase Series A preferred stock assuming it becomes a warrant to purchase common stock (see Note 7). The Company’s reserved common shares as of December 31, 2015 also includes the number of common shares that would be issued as payment of accruing dividends on Series A preferred stock due as of December 31, 2015 upon completion of a qualified initial public offering (see Note 8).

10.	Stock-Based Compensation

2008 Equity Incentive Plan

The Company’s 2008 Equity Incentive Plan, as amended, (the “2008 Plan”) provides for the Company to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors and consultants of the Company. The 2008 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years.

The total number of shares of common stock that may be issued under the 2008 Plan was 1,650,975 shares and 3,732,343 shares as of December 31, 2015 and 2014, respectively, of which 492,692 shares and 2,622,404 shares remained available for future grant at December 31, 2015 and 2014, respectively. In May 2015, the Company effected a decrease in the number of shares of common stock reserved for issuance under the 2008 Plan from 3,732,343 shares to 1,650,975 shares.

Vesting periods are determined at the discretion of the board of directors. Stock options granted to employees and directors typically vest over four years. Stock options granted to non-employees typically vest over periods ranging from six months to four years, depending on the period during which the services are being provided. The Company measures and records the value of these options over the period of time services are provided and, as such, unvested portions are subject to remeasurement at subsequent reporting periods.

During the years ended December 31, 2015, 2014 and 2013, the Company granted options to purchase 233,152 shares, 501,724 shares and 143,665 shares, respectively, of common stock to employees and directors. The Company recorded stock-based compensation expense for options granted to employees and directors of $470, $203 and $217 during the years ended December 31, 2015, 2014 and 2013, respectively.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Prior to 2013, the Company issued options to purchase 203,964 shares of common stock to non-employees, primarily members of the Company’s scientific advisory board, that vest upon the achievement of specified development and clinical milestones. As of December 31, 2015, options for the purchase of 83,250 shares held by non-employees remained unvested, pending achievement of the specified milestones, and had an aggregate fair value of $715. During the years ended December 31, 2015, 2014 and 2013, the Company did not grant any options to non-employees. For the years ended December 31, 2015, 2014 and 2013 the Company recorded stock-based compensation expense for options granted to non-employees prior to 2013 of $(111), $71 and $98, respectively.

Stock-based compensation expense for the three months ended June 30, 2015 was reduced by $478 for the cumulative correction of immaterial errors associated with the recognition of stock-based compensation for certain stock options with performance-based vesting conditions. Of this amount, $168 related to years prior to 2015 and $310 related to the three months ended March 31, 2015. Based upon its evaluation of relevant factors, the Company concluded that the uncorrected errors in its previously issued financial statements for any of the periods affected are immaterial and that the impact of recording the cumulative correction during the six months ended June 30, 2015 is not material to the Company’s results for the year ending December 31, 2015.

2016 Equity Incentive Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Stock Option and Incentive Plan (the “2016 Plan”), which will become effective upon the day immediately prior to the date that the registration statement for the Company’s initial public offering is declared effective (see Note 17).

One-time stock option grant to non-employee

On October 28, 2015, the Company made a one-time grant of options to a non-employee to purchase 9,250 shares of our common stock with an exercise price of $2.38 per share which were granted outside of the 2008 Stock Option Plan. The options were fully vested upon the grant date as such the Company calculated the fair value of the options on the date of the grant. The Company calculated fair value at $12.23 per option utilizing the Black-Scholes option pricing model with the following inputs used to determine the fair value (i) Risk-free interest rate of 0.0%; (ii) Expected term (in years) of 0.08 years; (iii) Expected volatility of 60.28% and (iv) Expected dividend yield of 0.0%. The Company recognized $113 of stock compensation expense within general and administrative expenses for the year ended December 31, 2015. The Company received cash proceeds of $22 for the option exercise during the year ended December 31, 2015. The aggregate intrinsic value of the stock option exercised during the year ended December 31, 2015 was $114.

Stock Option Valuation

The assumptions that the Company used to determine the fair value of the stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2015	2014	2013
Risk-free interest rates	1.68%	1.93%	0.97%
Expected term (in years)	5.99	6.04	5.93
Expected volatility	56.86%	60.16%	60.45%
Expected dividend yield	—	—	—

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2014:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)
Outstanding at December 31, 2014	972,600	$2.76	7.90	$250
Granted	233,152	13.18
Exercised	(41,601)	1.80
Forfeited	(184,817)	2.29

Outstanding at December 31, 2015	979,334	$5.38	7.86	$9,141

Vested and expected to vest at December 31, 2015	896,084	$5.65	8.10	$8,115

Options exercisable at December 31, 2015	391,145	$3.01	7.03	$4,576

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2015 and 2014 was $175 and $248, respectively.

The Company received cash proceeds from the exercise of stock options of $95, $177 and $16 during the years ended December 31, 2015, 2014 and 2013.

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2015, 2014 and 2013 was $7.13, $1.91 and $1.32, respectively.

The total fair value of options vested during the years ended December 31, 2015, 2014 and 2013 was $506, $183 and $262, respectively.

Stock-based Compensation

Stock-based compensation expense was classified in the statements of operations and comprehensive loss as follows:

	Year Ended December 31,
	2015	2014	2013
Research and development	$72	$161	$152
General and administrative	400	113	163

	$472	$274	$315

As of December 31, 2015 and 2014, total unrecognized compensation cost related to the unvested stock-based awards was $1,921 and $828, respectively, which is expected to be recognized over weighted average periods of 3.17 years and 3.44 years, respectively.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

11.	Collaboration, Research Grant and License Agreements

Astellas Pharma Inc.

In November 2014, the Company entered into a worldwide Collaborative Research, Development, Commercialization and License Agreement (the “Astellas Agreement”) with Astellas Pharma Inc. (“Astellas”). The focus of the Astellas Agreement is to identify, develop and commercialize therapeutic candidates relating to the Unfolded Protein Response (“UPR”) pathway.

Financial Terms

Under terms of the Astellas Agreement, Astellas purchased from the Company convertible promissory notes totaling $5,000 with terms consistent with those of other investors that purchased convertible promissory notes issued during 2014 (see Note 6). In addition, the Company will be eligible to receive research funding support, based on the establishment of an annual research budget, and future research, development and sales milestone payments of up to $398,450, as well as tiered royalty payments ranging in the mid single-digit to low double- digit percentages of net sales, as defined in the agreement. Under the agreement, the companies will conduct research during the initial research term, which is three and a half years, to identify lead compounds for clinical development. Astellas will reimburse the Company at a specified rate for time incurred as well as 100% of any third-party costs incurred by the Company. Research funding to the Company for the year ended December 31, 2015 first year of the research term was approximately $6,030, exclusive of reimbursement of third-party costs. In addition, Astellas had the right to specify two additional projects to be conducted under the same terms, which, if it fully exercised this right, would bring the total potential payments under the collaboration to $1,200,000. This right had not been exercised by Astellas as of December 31, 2015 or 2014 and was initially set to lapse on May 4, 2015. Astellas has requested, and the Company has agreed, to extend the exercise period for this right through November 4, 2016. Astellas will develop and have full control over, at its sole cost and expense, the commercialization of each licensed product unless the Company exercises its option to opt in for global co-development and U.S. co-commercialization rights. These options to co-develop and/or co- commercialize are at the Company’s sole discretion. If the options are not exercised, the Company will not have any continuing performance obligations.

The Company determined that the deliverables under the agreement include (i) the research license, (ii) the research services to be provided over the research term, which is three and a half years, and (iii) the Company’s participation in the Joint Research Committee (the “Committee”) to be provided over the initial three and a half year research term of the agreement. The Company concluded that the research license and the involvement in the Committee did not have standalone value to Astellas and, therefore, are not separable from the research services. Therefore, the research license, research services and participation in the Committee have been combined and accounted for as a single unit of accounting. Accordingly, the research funding support payments and any reimbursement of third-party costs are being recognized by the Company as revenue over the three and a half year research term of the agreement, which commenced in January 2015, with a cumulative catch-up for the elapsed portion of the research term being recognized at the time any such payments are earned. None of the research services had commenced as of December 31, 2014 and, therefore, the Company did not recognize any revenue under the agreement during the year ended December 31, 2014. The Company concluded at the outset of the arrangement that none of the future milestone payments included in the arrangement qualified as substantive milestones. An $800 non-substantive milestone payment earned during the year ended December 31, 2015 is being recognized, along with the other arrangement consideration, over the three and half year research term of the agreement, with a cumulative catch-up for the elapsed portion of the research term. Any additional future milestone payments received will be recognized as revenue over the remaining estimated period of performance,

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

if any, beginning at the time a milestone payment is earned, with a cumulative catch-up for the elapsed portion of the research term being recognized at the time any such payment is earned. Revenue recognized under the Astellas Agreement during the year ended December 31, 2015 totaled $1,272.

As of December 31, 2015 and 2014, deferred revenue related to the Astellas Agreement totaled $3,230 and $588, respectively.

Term and Termination

The term of the Astellas Agreement commenced in November 2014 and will continue in full force and effect, unless terminated under the conditions described below, until expiration of all applicable royalty terms with respect to all licensed products in all countries in the territory defined as per the agreement.

The agreement will automatically terminate at the end of the three and a half year research term if Astellas has not designated at least one development compound, unless mutually agreed to be extended. Astellas has the unilateral right to terminate the agreement on a project-by-project basis by providing written notice to the Company. Reciprocal termination rights under the agreement include termination for breach and termination for bankruptcy.

Biogen

In December 2013, the Company entered into a Collaborative Research, Development, Commercialization and License Agreement (the “Biogen Agreement”) with Biogen New Ventures, formerly Biogen Idec New Ventures Inc. (“Biogen”). The focus of the Biogen Agreement is to research, develop and commercialize licensed products to attack toxic proteins implicated in the development of Alzheimer’s and Parkinson’s diseases.

Financial Terms

Under the terms of the agreement, Biogen agreed to pay a nonrefundable upfront fee to the Company of $2,500 and to purchase $5,000 of its Series A preferred stock under existing terms purchased on January 3, 2014. In addition, the Company is eligible for research funding support and future research, development and sales milestone payments of up to $195,500, as well as tiered royalties ranging in the mid single-digit percentages of net sales, as defined in the agreement. Under the agreement, the companies will conduct preclinical research to identify lead compounds for clinical development with the Company and Biogen sharing costs on a 49% and 51% basis, respectively. Research funding payments due to the Company are guaranteed over the first two years of the agreement and total $4,000. In addition, third-party costs incurred by both parties are shared at the same ratio with corresponding payments made between the parties on a quarterly basis. At specified points in development, the Company will have the option to participate in global co-development and U.S. co-commercialization activities. These options to co-develop and co-commercialize are exercisable at the Company’s sole discretion. If the options are not exercised, the Company will not have any continuing performance obligations.

The Company determined that the deliverables under the agreement include (i) the research license, (ii) the research services to be provided over the four-year research term of the agreement, and (iii) the Company’s participation in the Joint Research Committee (the “Committee”) to be provided over the initial four-year research term of the agreement. The Company concluded that the research license and the involvement in the Committee did not have standalone value to Biogen and, therefore, are not separable from the research services. Therefore, the research license, research services and participation in the Committee have been combined and

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

accounted for as a single unit of accounting. Accordingly, the upfront fee, research payments and any reimbursement of third-party costs are being recognized by the Company as revenue over the four-year research term of the agreement, which commenced in December 2013, with a cumulative catch-up for the elapsed research term being recognized at the time any such payments are earned. The Company concluded at the outset of the arrangement that none of the future milestone payments included in the arrangement qualified as substantive milestones. A $2,000 non-substantive milestone payment earned during the year ended December 31, 2014 is being recognized, along with the other arrangement consideration, over the four-year research term of the agreement, with a cumulative catch-up for the elapsed portion of the research term. Any additional future milestone payments received will be recognized as revenue over the remaining estimated period of performance, if any, beginning at the time a milestone payment is earned, with a cumulative catch-up for the elapsed portion of the research term being recognized at the time any such payment is earned. Revenue recognized under the Biogen Agreement during the years ended December 31, 2015, 2014 and 2013 totaled $3,040, $2,407 and $146, respectively.

As of December 31, 2015 and 2014, deferred revenue related to the Biogen Agreement totaled $5,111 and $5,072, respectively.

Term and Termination

The term of the Biogen Agreement commenced in December 2013 and will continue in full force and effect, unless terminated under the conditions described below, until expiration of all applicable royalty terms with respect to all licensed products in all countries in the territory defined as per the agreement.

The agreement will automatically terminate at the end of the four-year research term if Biogen has not designated at least one development compound, unless mutually agreed to be extended.

Biogen has the unilateral right to terminate the agreement in the event that (i) the in vivo target validation milestone has not been achieved within 12 months of the effective date, or (ii) at least one lead compound has not met the development candidate criteria within three years after the effective date. Reciprocal termination rights under the agreement include termination for breach and termination for bankruptcy.

Cystic Fibrosis Foundation Therapeutics, Inc.

In March 2012, the Company entered into a Research, Development and Commercialization Agreement (the “CFFT Agreement”) with Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”). Under terms of the CFFT Agreement, which was subsequently amended in May 2013 and January 2014, CFFT agreed to provide up to $5,704 (the “Award’) in research funding to the Company over two non-consecutive one-year periods from March 2012 to March 2013 and from January 2014 to December 2014. Revenue recognized under the CFFT Agreement totaled $0, $2,561 and $691, for the years ended December 31, 2015, 2014 and 2013, respectively, which was recognized as the services were performed over the contractual periods of the agreement, as described above.

Under the CFFT agreement, the Company has agreed to make future sales-based milestone payments (which the agreement refers to as royalties) to CFFT of up to $34,224 upon achieving specified commercialization milestones with respect to the first of any product developed utilizing any compound covered under the collaboration agreement. The Company has also agreed to pay to CFFT royalties of a mid single-digit percentage, up to an aggregate of $22,816, on any amounts received by the Company from the sale, license or

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

transfer to a third party of rights in the technology developed as a result of this collaboration. Any such royalty payments shall be credited against the first three sales-based milestone payments owed by the Company through the second anniversary of the first commercial sale of a product developed as a result of this collaboration. As of December 31, 2015 and 2014, the Company had not developed a commercial product in connection with this collaboration, and it had not sold, licensed or transferred rights in the technology resulting from this collaboration.

In lieu of the milestone and royalty payments described above, in the event of a change of control of the Company, CFFT may elect to accept a one-time payment equal to the consideration CFFT would have received if it had owned (a) 268,265 shares of the Company’s common stock if the change of control occurs prior to the selection by the Company of a compound intended for product approval, or (b) 444,025 shares of the Company’s common stock if the change of control occurs after the selection by the Company of a compound intended for product approval. This alternative payment option upon a change of control would be cash settled in the event of a change of control and meets the definition of an embedded derivative. The Company estimated the fair value of this liability and concluded that the liability was immaterial as of the inception date of the CFFT Agreement. The Company estimated the fair value of this derivative liability to be $2 and $65 as of December 31, 2015 and 2014, respectively (see Note 3). In conjunction with the January 2014 amendment to the CFFT Agreement, the number of shares underlying the alternative payment option was amended to increase the number of shares used in the calculation resulting in an increase of $113 to the fair value of the instrument. The increase in the derivative liability was allocated to the consideration received for research funding under the CFFT Agreement and reduced the amount of revenue that will be recognized over the research funding term by a corresponding amount.

The CFFT Agreement will expire when there are no longer any payment obligations, unless terminated earlier. Each party may terminate for an uncured material breach of any material covenants or obligations or if any representation or warranty is materially untrue as of the date made and uncured after 30 days from notice. CFFT may also terminate if a case or proceeding under the bankruptcy laws is filed against the Company and not dismissed within 60 days, or if the Company files for insolvency, reorganization, receivership, dissolution or liquidation.

Michael J. Fox Foundation for Parkinson’s Research

In May 2013, the Company was awarded a one-year research grant totaling $486 from the Michael J. Fox Foundation for Parkinson’s Research (the “MJFF Research Grant”). Revenue recognized during the years ended December 31, 2015, 2014 and 2013 under the MJFF Research Grant totaled $0, $182 and $304, respectively.

Presidents and Fellows of Harvard College Licensing Agreement

The Company has acquired certain exclusive and nonexclusive rights to use, research, develop and offer for sale certain products and patents under a licensing agreement, as amended in December 2013, with Presidents and Fellows of Harvard College (the “Harvard Agreement”). The licensing rights obligate the Company to make payments to the licensor for license fees, milestones, license maintenance fees and royalties. If the Company exercises its co-development option under the Biogen Agreement, the Company is obligated to make future milestone payments under the Harvard Agreement of up to $3,500 upon achieving specified developmental and clinical milestones and up to $6,000 upon achieving specified commercialization milestones. If the Company does not exercise its co-development option under the Biogen Agreement, the future development and clinical milestone payments increase to up to $15,400 and the future commercialization and sales milestone payments increase to up to $103,500. Under the licensing agreements, the Company will also owe single-digit royalties on

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

sales of commercial products, if any, developed using the licensed technologies. If the Company grants any sublicense rights under the license agreement, it would be obligated to make sublicense milestone payments of up to $1,000. As of December 31, 2015 and 2014, the Company had not developed a commercial product using the licensed technologies and no pre-commercialization milestones had been achieved.

The Harvard Agreement will expire upon expiration of the last of any patent rights covered under this agreement.

The Company recorded research and development expenses of $100, $100 and $50, during the years ended December 31, 2015, 2014 and 2013, respectively, for licensing fees due under the Harvard Agreement. In addition, in connection with the Biogen Agreement, the Company recorded research and development expenses of $250 during the year ended December 31, 2013 for sublicensing fees due under the Harvard Agreement.

12.	Income Taxes

During the years ended December 31, 2015, 2014 and 2013, the Company recorded no income tax benefits for the net operating losses incurred in each year or interim period, due to its uncertainty of realizing a benefit from those items. All of the Company’s losses before income taxes were generated in the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2015	2014	2013
Federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(5.0)	(5.0)	(5.2)
Research and development tax credit carryforwards	(4.4)	(5.5)	(7.8)
Expiration of state net operating loss carryforwards	—	2.4	0.8
Non-deductible expenses	1.2	1.1	0.5
Change in deferred tax asset valuation allowance	42.2	41.0	45.7

Effective income tax rate	(0.0)%	(0.0)%	(0.0)%

Net deferred tax assets as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
Net operating loss carryforwards	$39,392	$30,534
Research and development tax credit carryforwards	5,015	3,912
Accrued expenses and other	2,155	1,545

Total deferred tax assets	46,562	35,991

Depreciation and amortization	(86)	(77)

Total deferred tax liabilities	(86)	(77)

Valuation allowance	(46,476)	(35,914)

Net deferred tax assets	$—	$—

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of December 31, 2015 and 2014, the Company had federal and state net operating loss carryforwards (“NOLs”) of $190,667 and $145,884, respectively, which may be available to offset future taxable income and federal and state NOLs begin to expire in 2026 and 2030, respectively. As of December 31, 2015 and 2014, the Company also had research and development tax credit carryforwards of $5,751 and $4,481, respectively, which may be available to offset future income tax liabilities. Federal and state research and development tax credit carryforwards begin to expire in 2027 and 2025, respectively.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not currently completed an evaluation of ownership changes through December 31, 2015 to assess whether utilization of the Company’s net operating loss or research and development credit carryforwards would be subject to an annual limitation under Section 382. To the extent an ownership change occurs in the future, the net operating loss and credit carryforwards may be subject to limitation. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has not yet conducted a study of its research and development credit carryforwards. This study may result in an increase or decrease to the Company’s credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s credits, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. As a result, there would be no impact to the statements of operations and comprehensive loss or statements of cash flows if an adjustment were required.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets, which are comprised principally of net operating losses and research and development tax credit carryforwards. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2015 and 2014. Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2015 and 2014 related primarily to the increases in net operating loss carryforwards and research and development tax credit carryforwards and were as follows:

	Year Ended December 31,
	2015	2014
Valuation allowance at beginning of year	$(35,914)	$(29,442)
Decreases recorded at benefit to income tax provision	—	—
Increases recorded to income tax provision	(10,562)	(6,472)

Valuation allowance at end of year	$(46,476)	$(35,914)

The Company has not yet recorded any amounts for unrecognized tax benefits, interest or penalties historically through December 31, 2015. The Company files income tax returns in the U.S. federal and state

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

jurisdictions in which it operates. The Company’s income tax returns are generally subject to tax examinations for the tax years ended December 31, 2012 to the present. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.

13.	Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	2015	2014	2013
Numerator:
Net loss	$(25,040)	$(15,772)	$(15,720)
Modifications of Series A preferred stock	11,481	(6,037)	—
Modifications of Series B preferred stock	(26)	—	—
Accruing dividends on preferred stock	(9,724)	(7,837)	(6,887)

Net loss attributable to common stockholders	$(23,309)	$(29,646)	$(22,607)

Denominator:
Weighted average number of common shares outstanding—basic and diluted	553,162	465,115	419,633

Net loss per share attributable to common stockholders—basic and diluted	$(42.14)	$(63.74)	$(53.87)

The Company’s potential dilutive securities, which include stock options, convertible preferred stock and a warrant to purchase preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2015	2014	2013
Convertible preferred stock (as converted to common stock)	9,699,600	20,944,249	6,518,186
Payment of accruing dividends on Series A preferred stock in shares of common stock upon conversion of Series A preferred stock	2,590,742	—	—
Options to purchase common stock	979,365	972,603	828,467
Warrant for the purchase of convertible preferred stock (as converted to common stock)	14,800	44,406	14,800

	13,284,507	21,961,258	7,361,453

In addition to the potentially dilutive securities noted above, as of December 31, 2014, the Company had outstanding convertible promissory notes for which principal and unpaid accrued interest due under the notes was automatically convertible into the class of the Company’s stock issued in the Company’s next qualified financing, as defined, based on a conversion price equal to the price per share paid by the investors in the

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

financing (see Note 6). Because the necessary conditions for conversion of the notes had not been met as of December 31, 2014, the Company excluded these notes from the table above and the calculation of diluted net loss per share for the year ended December 31, 2014. On September 2, 2015, and concurrent with the sale of Series B preferred stock, all outstanding convertible promissory notes and accrued interest thereon were automatically converted into shares of Series B preferred stock (see Note 8).

14.	Commitments and Contingencies

Lease

In March 2009, the Company entered into a lease agreement for office and laboratory space, which, as amended, has a term expiring on May 31, 2018. Monthly lease payments, inclusive of non-rent shared tenant occupancy costs, total $153. Monthly lease payments include base rent charges of $110, which are subject to an annual increase of 1.4%. The Company recognizes rent expense on a straight-line basis over the lease period and has recorded deferred rent for rent expense incurred but not yet paid.

The Company issued an unconditional and irrevocable standby letter of credit in the amount of $294 as a security deposit pursuant to the lease agreement. The irrevocable standby letter of credit is secured by a certificate of deposit, renews annually automatically and expires on May 31, 2018. The Company recorded the certificate of deposit purchase as restricted cash in its financial statements.

The Company recorded rent expense of $1,659, $1,565 and $1,717 during the years ended December 31, 2015, 2014 and 2013, respectively.

The following table summarizes the future minimum lease payments due under the operating lease as of December 31, 2015:

Year Ending December 31,
2016	$1,326
2017	1,344
2018	563

Total	$3,233

Collaboration and License Agreements

The Company has entered into collaboration and license agreements under which it is obligated to make contingent payments (see Note 11).

Research Commitments

During the year ended December 31, 2015, the Company entered into research and development agreements with various vendors to provide chemists, research scientists and testing services to assist with its research and development efforts. As of December 31, 2015, the Company had committed to minimum payments totaling $626 through March 31, 2016 related to these agreements.

In December 2014, the Company entered into a six-month non-cancelable research and development agreement with a vendor to provide contract chemists to assist with research and development efforts. As of December 31, 2014, the Company had committed to minimum payments totaling $684 for these services through June 30, 2015.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Legal Proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2015 or 2014.

15.	401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. To date, no contributions have been made to the plan by the Company.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

16.	Quarterly Financial Data (Unaudited)

The following information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information.

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Revenue	$807	$1,070	$1,201	$1,234

Operating expenses:
Research and development	4,503	5,976	6,258	5,787
General and administrative	1,321	1,709	1,523	1,769

Total operating expenses	5,824	7,685	7,781	7,556

Loss from operations	(5,017)	(6,615)	(6,580)	(6,322)
Interest income	—	—	—	—
Interest expense	(201)	(209)	(189)	—
Other income (expense), net	(522)	205	(281)	691

Net loss and comprehensive loss	(5,740)	(6,619)	(7,050)	(5,631)
Modification of Series A preferred stock	—	10,565	173	743
Modification of Series B preferred stock	—	—	—	(26)
Accruing dividends on Series A preferred stock	(2,087)	(2,152)	(2,459)	(3,026)
Allocation of net income to convertible preferred stockholders	—	(1,726)	—	—

Net income (loss) attributable to common stockholders	$(7,827)	$68	$(9,336)	$(7,940)

Net income (loss) per share attributable to common stockholders—basic	$(14.68)	$0.12	$(16.77)	$(13.95)

Weighted average common shares outstanding—basic	533,097	553,526	556,567	569,026

Net loss per share attributable to common stockholders—diluted	$(14.68)	$(0.46)	$(16.77)	$(13.95)

Weighted average common shares outstanding—diluted	533,097	14,515,998	556,567	569,026

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Revenue	$1,016	$1,476	$1,342	$1,316

Operating expenses:
Research and development	3,363	3,766	4,197	5,418
General and administrative	1,120	1,114	1,090	765

Total operating expenses	4,483	4,880	5,287	6,183

Loss from operations	(3,467)	(3,404)	(3,945)	(4,867)
Interest income	—	—	1	—
Interest expense	—	—	(40)	(159)
Other income (expense), net	(181)	(63)	110	243

Net loss and comprehensive loss	(3,648)	(3,467)	(3,874)	(4,783)
Modification of Series A preferred stock	—	—	(6,037)	—
Accruing dividends on Series A preferred stock	(1,933)	(1,992)	(2,054)	(1,858)

Net loss attributable to common stockholders	$(5,581)	$(5,459)	$(11,965)	$(6,641)

Net loss per share attributable to common stockholders—basic and diluted	$(13.23)	$(12.91)	$(24.22)	$(12.76)

Weighted average common shares outstanding—basic and diluted	421,904	422,910	493,943	520,305

17.	Subsequent Events

For its financial statements as of December 31, 2015 and for the year then ended, the Company evaluated subsequent events through March 30, 2016, the date on which these financial statements were issued.

Reverse Stock Split

On January 19, 2016, the Company effected a 1-for-10.8102 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

2016 Stock Option and Incentive Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Stock Option and Incentive Plan (the “2016 Plan”), which became effective on the day immediately prior to the date that the registration statement for the Company’s initial public offering was declared effective. The 2016 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards and other stock-based awards. The number of shares initially reserved for issuance under the 2016 Plan is 1,581,839 shares. The number of shares of common stock that may be issued under the 2016 Plan will automatically increase on each January 1, beginning on January 1, 2017, by the lesser of 3% of the shares of the Company’s common stock outstanding on the immediately preceding December 31 or an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The shares of

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

common stock underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2016 Plan and the 2008 Plan will be added back to the shares of common stock available for issuance under the 2016 Plan.

2016 Employee Stock Purchase Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Employee Stock Purchase Plan (the “2016 ESPP”), which became effective on the completion of the Company’s initial public offering. A total of 138,757 shares of common stock were reserved for issuance under this plan. In addition, the number of shares of common stock that may be issued under the 2016 ESPP will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2026, by the least of (i) 138,757 shares of common stock, (ii) 1% of the Company’s shares of common stock outstanding on the immediately preceding December 31 and (iii) an amount determined by the Company’s board of directors or the compensation committee of the board of directors.

Initial Public Offering

On February 11, 2016, the Company issued and sold 6,250,000 shares of its common stock in its initial public offering (“IPO”) at a public offering price of $8.00 per share, for net proceeds of $42.7 million after deducting underwriting discounts and commissions of $3.5 million and other offering expenses of $3.8 million. Upon the closing of the IPO, all shares of convertible preferred stock then outstanding converted into an aggregate of 9,699,600 shares of common stock, and the Company issued 2,590,742 shares of common stock as payment of $36,016 of accruing dividends due to holders of Series A preferred stock. In addition, the Company’s convertible preferred stock warrant outstanding at the close of the IPO converted to a warrant to purchase common stock.

PROTEOSTASIS THERAPEUTICS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	June 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$42,642	$13,844
Accounts receivable	140	918
Other current assets	1,119	180

Total current assets	43,901	14,942
Property and equipment, net	456	566
Deferred offering costs	—	2,744
Other assets	102	144
Restricted cash	294	294

Total assets	$44,753	$18,690

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,741	$3,330
Accrued expenses	3,057	2,248
Deferred revenue	4,326	4,076
Deferred rent	191	182

Total current liabilities	11,315	9,836
Deferred revenue, net of current portion	2,543	4,265
Deferred rent, net of current portion	191	287
Preferred stock warrant liability	—	110
Derivative liability	91	2

Total liabilities	14,140	14,500
Commitments and contingencies (Note 9)
Convertible preferred stock, (Series A and B), $0.001 par value; 0 and 110,057,398 shares authorized as of June 30, 2016 and December 31, 2015, respectively; 0 and 104,854,769 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively; aggregate liquidation preference of $0 and $149,392, respectively, as of June 30, 2016 and December 31, 2015	—	112,292
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 125,000,000 and 170,000,000 shares authorized as of June 30, 2016 and December 31, 2015, respectively; 19,139,486 and 571,137 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	20	1
Additional paid-in capital	167,855	12,115
Accumulated deficit	(137,262)	(120,218)

Total stockholders’ equity (deficit)	30,613	(108,102)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$44,753	$18,690

The accompanying unaudited notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue	$1,451	$1,070	$2,609	$1,877

Operating expenses:
Research and development	7,404	5,976	14,280	10,479
General and administrative	3,115	1,709	5,416	3,030

Total operating expenses	10,519	7,685	19,696	13,509

Loss from operations	(9,068)	(6,615)	(17,087)	(11,632)
Interest income	20	—	20	—
Interest expense	—	(209)	—	(410)
Other income (expense), net	(5)	205	23	(317)

Net loss and comprehensive loss	(9,053)	(6,619)	(17,044)	(12,359)

Modification of Series A preferred stock	—	10,565	—	10,565
Accruing dividends on preferred stock	—	(2,152)	(1,378)	(4,239)
Allocation of net income to convertible preferred stockholders	—	(1,726)	—	—

Net income (loss) attributable to common stockholders	$(9,053)	$68	$(18,422)	$(6,033)

Net income (loss) per share attributable to common stockholders—basic	$(0.47)	$0.12	$(1.23)	$(11.10)

Weighted average common shares outstanding—basic	19,139,183	553,526	14,953,022	543,368

Net loss per share attributable to common stockholders—diluted	$(0.47)	$(0.46)	$(1.23)	$(11.10)

Weighted average common shares outstanding—diluted	19,139,183	14,515,998	14,953,022	543,368

The accompanying unaudited notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2015	104,854,769	$112,292	571,137	$1	$12,115	$(120,218)	$(108,102)
Exercise of stock options	—	—	17,789	—	43	—	43
Stock-based compensation expense	—	—	—	—	805	—	805
Issuance of common stock upon completion of initial public offering, net of offering costs	—	—	6,250,000	6	42,523	—	42,529
Conversion of convertible preferred stock to common stock	(104,854,769)	(112,292)	9,699,600	10	112,282	—	112,292
Issuance of common stock to settle accruing Series A dividends	—	—	2,590,742	3	(3)	—	—
Issuance of common stock for partial payment of accrued bonus	—	—	10,218	—	62	—	62
Conversion of preferred stock warrant to common stock warrant	—	—	—	—	28	—	28
Net loss	—	—	—	—	—	(17,044)	(17,044)

Balances at June 30, 2016	—	$—	19,139,486	$20	$167,855	$(137,262)	$30,613

The accompanying unaudited notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(17,044)	$(12,359)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	142	129
Non-cash rent expense	—	23
Prepaid rent expense	(87)	—
Non-cash interest expense	—	410
Stock-based compensation expense	805	38
Change in fair value of derivative liability	89	299
Change in fair value of preferred stock warrant liability	(82)	20
Gain on disposal of property and equipment	(13)	—
Changes in operating assets and liabilities:
Accounts receivable	778	(1,159)
Other current assets	(939)	67
Other assets	42	101
Accounts payable	1,491	2,379
Accrued expenses	1,079	479
Deferred revenue	(1,472)	2,987

Net cash used in operating activities	(15,211)	(6,586)

Cash flows from investing activities:
Purchases of property and equipment	(32)	(19)
Proceeds received from sale of property and equipment	13	—

Net cash used in investing activities	(19)	(19)

Cash flows from financing activities:
Proceeds from issuance of common stock upon completion of initial public offering, net of commissions and underwriting discounts	46,500	—
Proceeds from exercise of stock options	43	57
Payments of initial public offering costs	(2,515)	(373)

Net cash provided by (used in) financing activities	44,028	(316)

Net (decrease) increase in cash and cash equivalents	28,798	(6,921)
Cash and cash equivalents at beginning of period	13,844	8,793

Cash and cash equivalents at end of period	$42,642	$1,872

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible preferred stock into common stock	$112,292	$—
Issuance of common stock to settle accrued Series A preferred stock dividends	$3	$—
Issuance of common stock for partial payment of accrued bonus	$62	$—
Conversion of preferred stock warrants into common stock warrants	$28	$—
Modification of Series A preferred stock	$—	$(10,565)
Additions to property and equipment included in accounts payable or accrued expenses	$—	$119
Deferred offering costs included in accounts payable and accrued expenses	$—	$1,153

The accompanying unaudited notes are an integral part of these financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

1.	Nature of the Business

Proteostasis Therapeutics, Inc. (the “Company”) was incorporated in Delaware on December 13, 2006. The Company is an innovative biopharmaceutical company committed to the discovery and development of novel therapeutics that treat diseases caused by an imbalance in the proteostasis network, a set of pathways that control protein biosynthesis, folding, trafficking and clearance. The Company’s initial therapeutic focus is on cystic fibrosis, which is caused by defects in the cystic fibrosis transmembrane conductance regulator (“CFTR”) protein and insufficient CFTR protein function. The Company’s lead product candidate, PTI-428, is in early clinical development, and the Company’s other drug candidates are in the discovery phase.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company’s financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities in the ordinary course of business. Through August 24, 2016, the Company has primarily funded its operations with proceeds received from its initial public offering, proceeds from the sale of convertible preferred stock and, to a lesser extent, payments received in connection with collaboration agreements and research grants. The Company has incurred losses and negative cash flows from operations and had an accumulated deficit of $137,262 as of June 30, 2016. The Company expects to continue to generate losses for the foreseeable future. As of August 24, 2016, the Company is seeking to raise additional capital. Absent the completion of such financing, the Company expects that its ability to defer or eliminate as necessary certain discretionary expenditures, including variable operating costs, spending on non-core research programs and commencement of certain studies, together with its cash and cash equivalents of $42,642 as of June 30, 2016, will be sufficient to fund its operating expenses and capital expenditure requirements through the second quarter of 2017. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

Reverse Stock Split

On January 19, 2016, the Company effected a 1-for-10.8102 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

Initial Public Offering

In February 2016, the Company issued and sold 6,250,000 shares of its common stock in its initial public offering (“IPO”) at a public offering price of $8.00 per share, for net proceeds of $42,529 after deducting underwriting discounts and commissions of $3,500 and other offering expenses of $3,971. Upon the closing of the IPO, all shares of convertible preferred stock then outstanding converted into an aggregate of 9,699,600 shares of common stock, and the Company issued 2,590,742 shares of common stock as payment of $36,016 of accruing dividends due to holders of Series A preferred stock. In addition, the Company’s convertible preferred stock warrant outstanding at the close of the IPO converted to a warrant to purchase common stock.

In connection with the completion of the IPO, the Company amended its certificate of incorporation to authorize the future issuance of up to 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of June 30, 2016, there were no shares of preferred stock issued or outstanding.

Unaudited Interim Financial Information

The accompanying unaudited interim financial statements as of June 30, 2016 and for the three months and six months ended June 30, 2016 and 2015 have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2015 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2016.

The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments which are necessary for a fair statement of the Company’s financial position as of June 30, 2016 and results of operations for the six months ended June 30, 2016 and 2015 and cash flows for the six months ended June 30, 2016 and 2015. Such adjustments are of a normal and recurring nature. The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2016.

Revision of Previously Issued Financial Information

As presented in Note 8 and within the accompanying statements of operations and comprehensive loss, the Company has revised basic net income per share attributable to common stockholders and diluted net loss per share attributable to common stockholders for the three months ended June 30, 2015 from the amounts presented in error in the unaudited quarterly financial data footnote in the previously filed Form 10-K for the year ended December 31, 2015. Amounts previously reported for basic and diluted net income per share did not appropriately present the allocation of income to participating securities and reflect the impact of certain potential common shares. These revisions decreased basic net income attributable to common stockholders from $3.24 per share to $0.12 per share and reduced diluted net income attributable to common stockholders from $3.24 per share to a loss of $0.46 per share. Based upon the Company’s evaluation of relevant factors, the Company concluded that the revisions to the basic and diluted net income (loss) attributable to common stockholders within the consolidated statement of operations and comprehensive loss are not material to the previously issued quarterly financial data.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual for research and development expenses and the valuation of common stock, preferred stock warrant liability and derivative liability. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. As of December 31, 2015, the Company had recorded $2,744 of deferred offering costs in contemplation of the Company’s initial public offering. In conjunction with the completion of the IPO, the Company reclassified $3,971 of deferred offering costs to additional paid-in capital as a reduction of the proceeds from the IPO.

Restricted Cash

At June 30, 2016 and December 31, 2015, restricted cash consisted of a certificate of deposit collateralizing a letter of credit issued as a security deposit in connection with the Company’s lease of its corporate facilities.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. As of June 30, 2016, the Company’s cash equivalents consisted of money market funds.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s derivative liability and cash equivalents are carried at fair value determined according to the fair value hierarchy described above (see Note 3). The carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities.

In connection with the automatic conversion of the Company’s convertible preferred stock, which occurred upon the listing of the Company’s common stock on the NASDAQ on February 10, 2016, the preferred stock warrant became a warrant to purchase common stock and the liability was remeasured at fair value and reclassified to additional paid-in capital.

Net Income (Loss) per Share

In February 2016, upon the closing of the IPO, all of the outstanding shares of the Company’s redeemable convertible preferred stock automatically converted into 9,699,600 shares of the Company’s common stock. Prior to this conversion, the Company followed the two-class method when computing net loss per share as the Company had issued shares that met the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitled the holders of such shares to participate in dividends, but did not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method did not apply for periods in which the Company reported a net loss or a net loss attributable to common stockholders resulting from dividends or accretion related to its redeemable convertible preferred stock.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares, including potential dilutive common shares assuming the dilutive effect of outstanding stock options and unvested restricted common shares, as determined using the treasury stock method. For periods in which the Company has reported net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. For period in which the Company has reported net income, basic net income per common share attributable to common stockholders is adjusted for certain amounts to calculate diluted net loss per common share attributable to common stockholders, since dilutive common shares are assumed to have been issued if their effect is dilutive and not to have been issued if their effect is anti-dilutive.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This guidance will require that lease arrangements longer than 12 months result in an entity recognizing an asset and liability equal to the present value of the lease payments in the statement of financial position. This guidance is effective for annual periods beginning after December 15, 2018, and interim periods therein. This standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-17 will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard will be effective for the Company on January 1, 2017. The Company is currently evaluating the impact that the adoption of ASU 2016-09 will have on its financial position, statements of operations and statement of cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing. The new standard clarifies two aspects of ASU 2014-09, Revenue from Contracts with Customers (Topic 606): identifying performance obligations and the licensing implementation guidance. This ASU will become effective for the Company on January 1, 2017. The Company is currently evaluating the impact that the adoption of ASU 2016-10 will have on its financial statements.

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of June 30, 2016 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$39,636	$—	$—	$39,636

	$39,636	$—	$—	$39,636

Liabilities:
Derivative liability	$—	$—	$91	$91

	$—	$—	$91	$91

	Fair Value Measurements as of December 31, 2015 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$2	$2
Preferred stock warrant liability	—	—	110	110

	$—	$—	$112	$112

Cash Equivalents

As of June 30, 2016, the Company’s cash equivalents, which were invested in money market funds, were valued based on Level 1 inputs. The Company did not hold any cash equivalents as of December 31, 2015. During the periods ended June 30, 2016 and December 31, 2015, there were no transfers between Level 1, Level 2 and Level 3.

Preferred Stock Warrant Liability

The warrant liability in the table above is comprised of the fair value of a warrant for the purchase of Series A preferred stock and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. On February 10, 2016, upon the closing of the initial public offering the Series A preferred stock converted into common stock, the preferred stock warrant became exercisable for common stock instead of preferred stock, and the preferred stock warrant liability, was remeasured at the fair value at that time, then reclassified to additional paid-in capital. The following assumptions and inputs were used in determining the fair value of the preferred stock warrant liability valued using the Black-Scholes option-pricing model:

	As of February 10,	As of December 31,
	2016	2015
Expected term (in years)	2.25	2.5
Expected volatility	73.24%	59.12%
Risk-free interest rate	0.74%	1.21%
Expected dividend yield	8.0%	8.0%

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

Derivative Liability

The fair value of the derivative liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative instrument was determined using the Monte-Carlo simulation analysis. In determining the fair value of the derivative liability, the inputs impacting fair value include the fair value of the Company’s common stock, expected term of the derivative instrument, expected volatility of the common stock price, risk-free interest rate, expected sales-based milestone payments, discount rate, probability of a change of control event, and the probability that the counterparty would elect to accept the alternative cash payment in lieu of its right to the future sales-based milestone payments.

As of June 30, 2016, the Company determined the per share common stock price available based on publicly traded markets. As of December 31, 2015, the Company determined the per share fair value of the underlying stock price by taking into consideration recent business development and economic factors it deemed relevant. The Company determined the expected term of the instrument to be 2.50 years and 0.12 years as of June 30, 2016 and December 31, 2015, respectively. The Company estimated its expected stock volatility to be 82.6% and 74.1% as of June 30, 2016 and December 31, 2015, respectively, based on the historical volatility of publicly traded peer companies for terms matching the expected term of the instrument for each respective period. The risk-free interest rate was determined to be 0.65% and 0.14% as of June 30, 2016 and December 31, 2015, respectively, by reference to the U.S. Treasury yield curve for terms matching the expected term of the instrument for each respective period.

Changes in the values of the preferred stock warrant liability and the derivative liability are summarized below:

	Preferred Stock	Derivative
	Warrant Liability	Liability
Fair value at December 31, 2015	$110	$2
Change in fair value	(82)	89
Conversion to common stock warrant	(28)	—

Fair value at June 30, 2016	$—	$91

4.	Accrued Expenses

Accrued expenses consisted of the following:

	June 30,	December 31,
	2016	2015
Accrued payroll and related expenses	$1,223	$1,607
Accrued research and development expenses	1,098	185
Accrued professional fees	612	436
Accrued other	124	20

	$3,057	$2,248

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

5.	Stock-Based Compensation

2016 Stock Option and Incentive Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Stock Option and Incentive Plan (the “2016 Plan”), which became effective on February 9, 2016. The 2016 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards and other stock-based awards. The number of shares initially reserved for issuance under the 2016 Plan is 1,581,839 shares. The number of shares of common stock that may be issued under the 2016 Plan will automatically increase on each January 1, beginning on January 1, 2017, by the lesser of 3% of the shares of the Company’s common stock outstanding on the immediately preceding December 31 or an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The shares of common stock underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2016 Plan and the 2008 Plan will be added back to the shares of common stock available for issuance under the 2016 Plan.

2016 Employee Stock Purchase Plan

On February 3, 2016, the Company’s stockholders approved the 2016 Employee Stock Purchase Plan (the “2016 ESPP”), which became effective in connection with the completion of the Company’s initial public offering. A total of 138,757 shares of common stock were reserved for issuance under this plan. In addition, the number of shares of common stock that may be issued under the 2016 ESPP will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2026, by the least of (i) 138,757 shares of common stock, (ii) 1% of the Company’s shares of common stock outstanding on the immediately preceding December 31 and (iii) an amount determined by the Company’s board of directors or the compensation committee of the board of directors.

Stock-Based Compensation

The Company grants stock-based awards under the 2016 Plan and is authorized to issue common stock under the 2016 ESPP. The Company also has outstanding stock options under its 2008 Equity Incentive Plan but is no longer granting awards under this plan. As of June 30, 2016, 1,284,444 shares of common stock were available for issuance under the 2016 Plan. As of June 30, 2016, 138,757 shares of common stock were available for issuance to participating employees under the 2016 ESPP. Stock-based compensation expense was classified in the statements of operations and comprehensive loss as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Research and development	$148	$(452)	$232	$(61)
General and administrative	349	52	573	99

	$497	$(400)	$805	$38

Prior to 2013, the Company issued options to purchase 203,964 shares of common stock to non-employees, primarily members of the Company’s scientific advisory board, that vest upon the achievement of specified development and clinical milestones. As of June 30, 2016, options for the purchase of 83,250 shares held by non-employees remained unvested, pending achievement of the specified milestones, and had an aggregate fair value of $829. During the six months ended June 30, 2016 and 2015, the Company did not grant any options to non-employees. For the three and six months ended June 30, 2016 the Company did not record any stock-based

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

compensation expense for options granted to non-employees prior to 2013. For the three and six months ended June 30, 2015 the Company recorded stock-based compensation expense for options granted to non-employees prior to 2013 of $(472) and $(100), respectively.

Stock-based compensation expense for the three months ended June 30, 2015 was reduced by $478 for the cumulative correction of immaterial errors associated with the recognition of stock-based compensation for certain stock options with performance-based vesting conditions. Of this amount, $168 related to years prior to 2015 and $310 related to the three months ended March 31, 2015. Based upon its evaluation of relevant factors, the Company concluded that the uncorrected errors in its previously issued financial statements for any of the periods affected are immaterial and that the impact of recording the cumulative correction during the six months ended June 30, 2015 is not material to the Company’s results for the year ending December 31, 2015.

6.	Collaboration Agreement

Astellas

In May 2016, the Company entered into a fourth amendment, effective as of January 31, 2016, to the Collaborative Research, Development, Commercialization and License Agreement (as further amended the “Astellas Agreement”) with Astellas Pharma Inc. (“Astellas”). In connection with the amendment, in June 2016 the Company received a payment of $1,000 to conduct certain experiments in order to gain additional data on compounds being researched. During the period from February 1, 2016 through July 31, 2016, the Company will not receive any other payment or reimbursement under the agreement. The payment is being recognized by the Company as revenue over the three and a half year research term of the agreement, which commenced in January 2015, with a cumulative catch-up for the elapsed portion of the research term.

In July 2016, the Company entered into a fifth amendment effective as of July 31, 2016, to the Astellas Agreement, Inc. as a result of achieving a pre-clinical milestone and progress to the optimization phase. These amendments provide for the Joint Research Committee to evaluate the progress at various intervals throughout the lead optimization phase. In connection with the amendment, the Company will receive a payment of a $750 non-substantive milestone payment which will be recognized, over the three and half-year research term of the agreement, with a cumulative catch-up for the elapsed portion of the research term.

Biogen

In December 2015, the Company commenced the third year of the research term under the Collaborative Research, Development, Commercialization and License Agreement (the “Biogen Agreement”) with Biogen New Ventures (“Biogen”). Under the original terms of the agreement, beginning in the third year and continuing through the fourth year of the research term, the Company is entitled to receive reimbursement of costs incurred for actual full-time equivalent employees conducting research under the Biogen agreement. During the first two years of the research term the Company received research funding payments on a guaranteed basis in the amount of $4,000. Payments received as reimbursement for actual costs incurred will be accounted for in the same manner as the guaranteed research funding payments, such that the payments will be recognized over the four-year research term of the agreement, which commenced in December 2013, with a cumulative catch-up for the elapsed research term being recognized at the time any such payments are earned.

7.	Income Taxes

The Company did not provide for any income taxes in the three or six months ended June 30, 2016 or 2015. The Company had gross deferred tax assets of $46,562 at December 31, 2015 which increased by approximately

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

$6,800 at June 30, 2016. The Company has provided a valuation allowance for the full amount of its net deferred tax assets because, at June 30, 2016 and December 31, 2015, it was more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would not be realized.

The Company has not yet recorded any amounts for unrecognized tax benefits, interest or penalties historically through December 31, 2015. The Company files income tax returns in the U.S. federal and state jurisdictions in which it operates. The Company’s income tax returns are generally subject to tax examinations for the tax years ended December 31, 2012 to the present. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.

8.	Net Income (Loss) per Share

Basic and diluted net income (loss) per share attributable to common stockholders was calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Numerator:
Net loss	$(9,053)	$(6,619)	$(17,044)	$(12,359)
Modification of Series A preferred stock	—	10,565	—	10,565
Accruing dividends on preferred stock	—	(2,152)	(1,378)	(4,239)
Allocation of net income to convertible preferred stockholders	—	(1,726)	—	—

Net income (loss) attributable to common stockholders-basic	(9,053)	68	(18,422)	(6,033)
Modification of Series A preferred stock	—	(10,565)	—	—
Accruing dividends on preferred stock	—	2,152	—	—
Allocation of net income to convertible preferred stockholders	—	1,726	—	—

Net loss attributable to common stockholders-diluted	$(9,053)	$(6,619)	$(18,422)	$(6,033)

Denominator:
Weighted average number of common shares outstanding—basic	19,139,183	553,526	14,953,022	543,368
Effect of conversion of convertible preferred stock	—	13,962,472	—	—

Weighted average number of common shares outstanding—diluted	19,139,183	14,515,998	14,953,022	543,368

Net income (loss) per share attributable to common stockholders—basic	$(0.47)	$0.12	$(1.23)	$(11.10)

Net loss per share attributable to common stockholders—diluted	$(0.47)	$(0.46)	$(1.23)	$(11.10)

The Company’s potential dilutive securities, which include stock options, convertible preferred stock and a warrant to purchase preferred stock, have been excluded from the computation of diluted net loss per share as the

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same, except for the three months ended June 30, 2015.

The Company excluded the following potential common shares, presented based on amounts outstanding for the three months ended June 30, 2016 and 2015, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended
	June 30,
	2016	2015
Convertible preferred stock (as converted to common stock)	—	—
Options to purchase common stock	1,751,524	969,360
Warrant for the purchase of convertible preferred stock (as converted to common stock)	14,800	14,800

	1,766,324	984,160

The Company excluded the following potential common shares, presented based on amounts outstanding for the six months ended June 30, 2016 and 2015, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Six Months Ended June 30,
	2016	2015
Convertible preferred stock (as converted to common stock)	—	6,980,712
Options to purchase common stock	1,751,524	969,360
Warrant for the purchase of convertible preferred stock (as converted to common stock)	14,800	14,800

	1,766,324	7,964,872

In addition to the potentially dilutive securities noted above, as of June 30, 2015, the Company had outstanding convertible promissory notes for which principal and unpaid accrued interest due under the notes was automatically convertible into the class of the Company’s stock issued in the Company’s next qualified financing, as defined, based on a conversion price equal to the price per share paid by the investors in the financing. Because the necessary conditions for conversion of the notes had not been met as of June 30, 2015, the Company excluded these notes from the table above and the calculation of diluted net loss per share for the three and six months ended June 30, 2015. On September 2, 2015, and concurrent with the sale of Series B preferred stock, all outstanding convertible promissory notes and accrued interest thereon were automatically converted into shares of Series B preferred stock.

9.	Commitments and Contingencies

Dr. Stelios Papadopoulos

In May 2016 the Company entered into a Letter Agreement with Dr. Stelios Papadopoulos with an effective date of July 1, 2016 and a term of 36 months. Under the terms of the Letter Agreement, Dr. Papadopoulos will provide certain consulting and advisory services to the Company as and when requested. The Company will pay

PROTEOSTASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

a quarterly retainer of $210 to Dr. Papadopoulos for the duration of the Letter Agreement with aggregate fees totaling $2,520 over the term of the Letter Agreement. The retainer may be paid in cash, common stock of the Company or a combination of the two at the discretion of the Company. Any common stock issued in settlement of payments due under this agreement will be valued at the average closing price of the stock for 20 trading days, as listed on the NASDAQ, ending three trading days prior to the issuance of the shares. Additionally, under the terms of the Letter Agreement, if the Company consummates a merger and acquisition (“M&A) transaction, as defined in the Letter Agreement, with another party during the term of the Agreement or the 12-month period following the expiration of the Letter Agreement, Dr. Papadopoulos will be entitled to a M&A transaction fee equal to 1% of the value of the transaction, as defined in the Letter Agreement.

Until                     , 2016 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,250,000 Shares

Common Stock

PROSPECTUS

Leerink Partners

RBC Capital Markets

H.C. Wainwright & Co.

Baird

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Total
SEC registration fee	$7,553
FINRA filing fee	11,750
NASDAQ listing fee	48,875
Printing and engraving expenses	142,500
Legal fees and expenses	275,000
Accounting fees and expenses	155,000
Transfer agent and registrar fees	5,000
Miscellaneous	4,322

Total	$650,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated by-laws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriter of the Registrant, and its executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in connection with matters specifically provided in writing by the underwriter for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Grants and exercises of stock options

Since January 1, 2013, we have pursuant to our 2008 Equity Incentive Plan granted to our employees, directors and consultants stock options to purchase an aggregate of 1,371,125 shares of our common stock at exercise prices ranging from $2.38 to $14.71, and we have issued an aggregate of 168,684 shares of our common stock upon exercise of stock options granted to our employees, directors and consultants pursuant to our 2008 Equity Incentive Plan for aggregate consideration of $308,134. Since our initial public offering, we have pursuant to our 2016 Stock Option and Incentive Plan granted to our employees and directors stock options to purchase an aggregate of 333,946 shares of our common stock at an exercise price of $8.00 per share. The grant of options and the issuances of common stock were exempt either pursuant to Rule 701 of the Securities Act, or Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as a transaction by an issuer not involving a public offering. The shares of common stock issued pursuant to our 2008 Equity Incentive Plan are deemed restricted securities for the purposes of the Securities Act.

Since January 1, 2013, we have also made a one-time grant of options to one of our consultants to purchase 9,250 shares of our common stock for an exercise price of $2.38 per share, which options were exercised fully for aggregate consideration of $22,000. The grant of options and the issuance of the shares of common stock were made pursuant to Section 4(a)(2) and are deemed restricted securities for the purpose of the Securities Act.

The option grants and the issuances of common stock upon exercise of the options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Issuance of capital stock

In January 2014, we issued and sold an aggregate of 5,000,000 shares of our Series A preferred stock for aggregate consideration of $5.0 million in cash to one investor. This preferred stock issuance was exempt under the Securities Act pursuant to Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving a public offering.

In September 2015, we issued and sold an aggregate of 17,107,303 shares of our Series B preferred stock for aggregate consideration of $22.0 million in cash to existing investors and one new investor. Also in September 2015, pursuant to the terms of our convertible promissory notes described below, we issued an aggregate of 12,284,466 shares of Series B preferred stock to existing investors upon the automatic conversion of outstanding principal and unpaid accrued interest totaling $15.8 million. These preferred stock issuances were exempt under the Securities Act pursuant to Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving a public offering.

Issuance of convertible notes

In July and September 2014, we issued and sold $5.0 million in convertible promissory notes to existing investors for aggregate consideration of $5.0 million in cash. In November 2014, we issued and sold another $5.0 million in convertible promissory notes to one new investor for $5.0 million in cash. In July 2015, we issued and sold an additional $5.0 million in convertible promissory notes to existing investors for aggregate consideration of $5.0 million in cash. These convertible note issuances were exempt under the Securities Act pursuant to Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the 6th day of September, 2016.

PROTEOSTASIS THERAPEUTICS, INC.

By:	/s/ Meenu Chhabra

Meenu Chhabra
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 6th day of September, 2016.

Signature	Title	Date

/s/ Meenu Chhabra Meenu Chhabra	President, Chief Executive Officer and Director (Principal Executive Officer)	September 6, 2016

* James M. DeTore	Chief Financial Officer (Principal Financial Officer)	September 6, 2016

* Brett R. Hagen	Controller (Principal Accounting Officer)	September 6, 2016

* M. James Barrett, Ph.D.	Chairman of the Board of Directors	September 6, 2016

* Franklin M. Berger, CFA	Director	September 6, 2016

* Jeffery W. Kelly, Ph.D.	Director	September 6, 2016

* Helen M. Boudreau	Director	September 6, 2016

* Christopher T. Walsh, Ph.D.	Director	September 6, 2016

* Eric B. Rabinowitz	Director	September 6, 2016

*By:	/s/ Meenu Chhabra
Meenu Chhabra Attorney-in-fact

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Title	Form	File No.	Exhibit No.	Filing Date

1.1*	Form of Underwriting Agreement

3.1	Fifth Amended and Restated Certificate of Incorporation of the Registrant	S-1/A	333-208735	3.2	February 1, 2016

3.2	Second Amended and Restated By-laws of the Registrant	S-1/A	333-208735	3.4	February 1, 2016

4.1	Specimen Common Stock Certificate	S-1/A	333-208735	4.1	February 1, 2016

4.2	Third Amended and Restated Stockholders’ Agreement of the Registrant	S-1/A	333-208735	4.2	February 1, 2016

4.3	Form of Preferred Stock Warrant	S-1	333-208735	4.3	December 23, 2015

5.1**	Opinion of Goodwin Procter

10.1†	Research, Development and Commercialization Agreement by and between the Registrant and Cystic Fibrosis Foundation Therapeutics, Inc., dated March 20, 2012, as amended on May 6, 2013, and January 1, 2014	S-1	333-208735	10.1	December 23, 2015

10.2†	Amended and Restated License Agreement by and between Registrant and President and Fellows of Harvard College, dated as of December 5, 2013	S-1	333-208735	10.2	December 23, 2015

10.3†	Collaborative Research, Development, Commercialization and License Agreement by and between the Registrant and Biogen Idec New Ventures Inc., dated as of December 5, 2013	S-1	333-208735	10.3	December 23, 2015

10.4†	Collaboration and License Agreement by and between Astellas Pharma Inc. and the Registrant, dated as of November 4, 2014, as amended by Amendment No. 1 on May 1, 2015	S-1	333-208735	10.4	December 23, 2015

10.5	Amendment No. 2 to Collaboration and License Agreement, by and between the Registrant and Astellas Pharma Inc., dated as of August 5, 2015	S-1	333-208735	10.13	December 23, 2015

10.6	Amendment No. 3 to Collaboration and License Agreement, by and between the Registrant and Astellas Pharma Inc., dated as of December 1, 2015	S-1	333-208735	10.14	December 23, 2015

10.7	Amendment No. 4 to Collaboration and License Agreement, by and between the Registrant and Astellas Pharma Inc., entered into on May 23, 2016 (effective as of January 31, 2016)	8-K	001-37695	10.1	May 27, 2016

10.8	Amendment No. 5 to Collaboration and License Agreement by and between the Registrant and Astellas Pharma, Inc., entered into on July 31, 2016	10-Q	001-37695	10.9	August 15, 2016

		Incorporation by Reference
Exhibit No.	Exhibit Title	Form	File No.	Exhibit No.	Filing Date

10.9	Lease by and between the Registrant and Are-Tech Square, LLC, dated March 31, 2009, as amended on April 16, 2009, March 9, 2011, and June 25, 2014	S-1	333-208735	10.7	December 23, 2015

10.10#	2008 Equity Incentive Plan, as amended, and forms of award agreements thereunder	S-1	333-208735	10.5	December 23, 2015

10.11#	2016 Stock Option and Incentive Plan and forms of award agreements thereunder	S-1/A	333-208735	10.6	February 1, 2016

10.12#	Senior Executive Cash Incentive Bonus Plan	S-1/A	333-208735	10.10	February 1, 2016

10.13#	2016 Employee Stock Purchase Plan	S-1/A	333-208735	10.15	February 1, 2016

10.14	Form of Indemnification Agreement, between the Registrant and its officers and directors	S-1	333-208735	10.8	December 23, 2015

10.15#	Non-Employee Director Compensation Policy	S-1/A	333-208735	10.16	February 1, 2016

10.16#	Employment Agreement by and between the Registrant and Meenu Chhabra, dated as of March 11, 2016 (effective as of March 15, 2016)	8-K	001-37695	10.1	March 16, 2016

10.17#	Employment Agreement by and between the Registrant and Po-Shun Lee, dated as of March 11, 2016 (effective as of March 15, 2016)	8-K	001-37695	10.2	March 16, 2016

10.18#	Employment Agreement by and between the Registrant and James M. DeTore, dated August 4, 2016	8-K	001-37695	10.1	August 8, 2016

10.19#	Form of Offer Letter	S-1/A	333-208735	10.15	February 1, 2016

10.20#	Consulting Agreement by and between the Registrant and Stelios Papadopoulos, dated May 25, 2016	8-K	001-37695	10.2	May 27, 2016

10.21#	Consulting Agreement by and between the Registrant and Danforth Advisors, LLC, dated as of April 15, 2016	8-K/A	001-37695	10.3	March 21, 2016

10.22	Consulting Agreement by and between the Registrant and Dr. Jeffery W. Kelly, Ph.D., dated as of August 1, 2013	S-1	333-208735	10.14	December 23, 2015

23.1**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

24.1*	Power of Attorney

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Incorporation by Reference
Exhibit No.	Exhibit Title	Form	File No.	Exhibit No.	Filing Date

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Link Document

*	Previously filed.
**	Filed herewith.
†	Confidential treatment has been granted for portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.
#	Represents management contract or compensation plan, contract, or agreement.